AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 1 Technical Report Summary Iduapriem A Life of Mine Summary Report Effective date: 31 December 2021 As required by § 229.601(b)(96) of Regulation S-K as an exhibit to AngloGold Ashanti's Annual Report on Form 20-F pursuant to Subpart 229.1300 of Regulation S-K - Disclosure by Registrants Engaged in Mining Operations (§ 229.1300 through § 229.1305). AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 2 Date and Signatures Page This report is effective as of 31 December 2021. Where the registrant (AngloGold Ashanti Limited) has relied on more than one Qualified Person to prepare the information and documentation supporting its disclosure of Mineral Resource or Mineral Reserve, the section(s) prepared by each qualified person has been clearly delineated. AngloGold Ashanti has recognised that in preparing this report, the Qualified Person(s) may have, when necessary, relied on information and input from others, including AngloGold Ashanti. As such, the table below lists the technical specialists who provided the relevant information and input, as necessary, to the Qualified Person to include in this Technical Report Summary. All information provided by AngloGold Ashanti has been identified in Section 25: Reliance on the information provided by the registrant in this report. The registrant confirms it has obtained the written consent of each Qualified Person to the use of the person's name, or any quotation from, or summarisation of, the Technical Report summary in the relevant registration statement or report, and to the filing of the Technical Report Summary as an exhibit to the registration statement or report. The written consent only pertains to the particular section(s) of the Technical Report Summary prepared by each Qualified Person. The written consent has been filed together with the Technical Report Summary exhibit and will be retained for as long as AngloGold Ashanti relies on the Qualified Person’s information and supporting documentation for its current estimates regarding Mineral Resource or Mineral Reserve. MINERAL RESOURCE QUALIFIED PERSON Charles Kusi-Manu Sections prepared: 1 - 11, 20 - 25 ___________________ MINERAL RESERVE QUALIFIED PERSON Mashudu Justice Davhana Sections prepared: 1, 12-19, 21 - 25 ___________________ Responsibility Technical Specialist ESTIMATION Yelena van der Grijp EVALUATION QAQC Yelena van der Grijp EXPLORATION Divine Kwapong GEOLOGICAL MODEL Harry Ayer GEOLOGY QAQC Mohamed Shafiyu GEOTECHNICAL ENGINEERING Abubakari Bediako HYDROGEOLOGY Philip Nyoagbe MINERAL RESOURCE CLASSIFICATION Yelena van der Grijp ENVIRONMENTAL AND PERMITTING William Addo FINANCIAL MODEL Rose Amoah INFRASTRUCTURE Bernard Fynn LEGAL Juliet Manteaw-Kutin METALLURGY Abraham Badu MINE PLANNING Anita Appianin MINERAL RESERVE CLASSIFICATION Mashudu Davhana /s/ Charles Kusi-Manu /s/ Mashudu Justice Davhana AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 3 Consent of Qualified Person I, Charles Kusi-Manu, in connection with the Technical Report Summary for “Iduapriem Mine, A Life of Mine Summary Report” dated 31 December 2021 (the “Technical Report Summary”) as required by Item 601(b)(96) of Regulation S-K and filed as an exhibit to AngloGold Ashanti Limited’s (“AngloGold Ashanti”) annual report on Form 20-F for the year ended 31 December 2021 and any amendments or supplements and/or exhibits thereto (collectively, the “Form 20-F”) pursuant to Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“1300 Regulation S-K”), consent to: • the public filing and use of the Technical Report Summary as an exhibit to the Form 20-F; • the use of and reference to my name, including my status as an expert or “Qualified Person” (as defined in 1300 Regulation S-K) in connection with the Form 20-F and Technical Report Summary; • any extracts from, or summary of, the Technical Report Summary in the Form 20-F and the use of any information derived, summarised, quoted or referenced from the Technical Report Summary, or portions thereof, that is included or incorporated by reference into the Form 20-F; and • the incorporation by reference of the above items as included in the Form 20-F into AngloGold Ashanti’s registration statements on Form F-3 (Registration No. 333-230651) and on Form S-8 (Registration No. 333-113789) (and any amendments or supplements thereto). I am responsible for authoring, and this consent pertains to, the Technical Report Summary. I certify that I have read the Form 20-F and that it fairly and accurately represents the information in the Technical Report Summary for which I am responsible. Date: 30 March 2022 Charles Kusi-Manu /s/ Charles Kusi-Manu AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 4 Consent of Qualified Person I, Mashudu Justice Davhana, in connection with the Technical Report Summary for “Iduapriem Mine, A Life of Mine Summary Report” dated 31 December 2021 (the “Technical Report Summary”) as required by Item 601(b)(96) of Regulation S-K and filed as an exhibit to AngloGold Ashanti Limited’s (“AngloGold Ashanti”) annual report on Form 20-F for the year ended 31 December 2021 and any amendments or supplements and/or exhibits thereto (collectively, the “Form 20-F”) pursuant to Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“1300 Regulation S-K”), consent to: • the public filing and use of the Technical Report Summary as an exhibit to the Form 20-F; • the use of and reference to my name, including my status as an expert or “Qualified Person” (as defined in 1300 Regulation S-K) in connection with the Form 20-F and Technical Report Summary; • any extracts from, or summary of, the Technical Report Summary in the Form 20-F and the use of any information derived, summarised, quoted or referenced from the Technical Report Summary, or portions thereof, that is included or incorporated by reference into the Form 20-F; and • the incorporation by reference of the above items as included in the Form 20-F into AngloGold Ashanti’s registration statements on Form F-3 (Registration No. 333-230651) and on Form S-8 (Registration No. 333-113789) (and any amendments or supplements thereto). I am responsible for authoring, and this consent pertains to, the Technical Report Summary. I certify that I have read the Form 20-F and that it fairly and accurately represents the information in the Technical Report Summary for which I am responsible. Date: 30 March 2022 Mashudu Justice Davhana /s/ Mashudu Justice Davhana

AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 5 Contents 1 Executive Summary ............................................................................................................................... 9 1.1 Property description including mineral rights ............................................................................ 9 1.2 Ownership ............................................................................................................................... 9 1.3 Geology and mineralisation ..................................................................................................... 9 1.4 Status of exploration, development and operations ............................................................... 10 1.5 Mining methods ..................................................................................................................... 11 1.6 Mineral processing ................................................................................................................ 11 1.7 Mineral Resource and Mineral Reserve estimates ................................................................. 11 1.8 Summary capital and operating cost estimates ...................................................................... 12 1.9 Permitting requirements ......................................................................................................... 12 1.10 Conclusions and recommendations ..................................................................................... 12 2 Introduction .......................................................................................................................................... 13 2.1 Disclose registrant ................................................................................................................. 13 2.2 Terms of reference and purpose for which this Technical Report Summary was prepared .... 13 2.3 Sources of information and data contained in the report / used in its preparation .................. 13 2.4 Qualified Person(s) site inspections ....................................................................................... 14 2.5 Purpose of this report ............................................................................................................ 14 3 Property description ............................................................................................................................. 14 3.1 Location of the property ......................................................................................................... 14 3.2 Area of the property ............................................................................................................... 15 3.3 Legal aspects (including environmental liabilities) and permitting .......................................... 16 3.4 Agreements, royalties, and liabilities ...................................................................................... 16 4 Accessibility, climate, local resources, infrastructure and physiography ............................................... 16 4.1 Property description ............................................................................................................... 16 5 History ................................................................................................................................................. 17 6 Geological setting, mineralisation and deposit ..................................................................................... 17 6.1 Geological setting .................................................................................................................. 17 6.2 Geological model and data density ........................................................................................ 18 6.3 Mineralisation ........................................................................................................................ 20 7 Exploration ........................................................................................................................................... 21 7.1 Nature and extent of relevant exploration work ...................................................................... 21 7.2 Drilling techniques and spacing ............................................................................................. 22 7.3 Results .................................................................................................................................. 23 7.4 Locations of drill holes and other samples ............................................................................. 24 7.5 Hydrogeology ........................................................................................................................ 26 7.6 Geotechnical testing and analysis ......................................................................................... 26 8 Sample preparation, analysis and security ........................................................................................... 27 8.1 Sample preparation ............................................................................................................... 27 8.2 Assay method and laboratory ................................................................................................ 28 8.3 Sampling governance ............................................................................................................ 28 8.4 Quality Control and Quality Assurance .................................................................................. 29 AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 6 8.5 Qualified Person's opinion on adequacy ................................................................................ 29 9 Data verification ................................................................................................................................... 30 9.1 Data verification procedures .................................................................................................. 30 9.2 Limitations on, or failure to conduct verification ..................................................................... 30 9.3 Qualified Person's opinion on data adequacy ........................................................................ 30 10 Mineral processing and metallurgical testing ...................................................................................... 30 10.1 Mineral processing / metallurgical testing ............................................................................ 30 10.2 Laboratory and results ......................................................................................................... 31 10.3 Qualified Person's opinion on data adequacy ...................................................................... 31 11 Mineral Resource estimates ............................................................................................................... 31 11.1 Reasonable basis for establishing the prospects of economic extraction for Mineral Resource .................................................................................................................................................... 31 11.2 Key assumptions, parameters and methods used ............................................................... 33 11.3 Mineral Resource classification and uncertainty .................................................................. 35 11.4 Mineral Resource summary ................................................................................................. 36 11.5 Qualified Person's opinion ................................................................................................... 37 12 Mineral Reserve estimates ................................................................................................................. 37 12.1 Key assumptions, parameters and methods used ............................................................... 37 12.2 Cut-off grades ...................................................................................................................... 40 12.3 Mineral Reserve classification and uncertainty .................................................................... 40 12.4 Mineral Reserve summary ................................................................................................... 41 12.5 Qualified Person’s opinion ................................................................................................... 42 13 Mining methods ................................................................................................................................. 42 13.1 Requirements for stripping, underground development and backfilling ................................ 43 13.2 Mine equipment, machinery and personnel ......................................................................... 44 13.3 Final mine outline ................................................................................................................ 45 14 Processing and recovery methods ..................................................................................................... 47 15 Infrastructure ...................................................................................................................................... 62 16 Market studies ................................................................................................................................... 62 17 Environmental studies, permitting plans, negotiations, or agreements with local individuals or groups ............................................................................................................................................................... 64 17.1 Permitting ............................................................................................................................ 64 17.2 Requirements and plans for waste tailings disposal, site monitoring and water management .................................................................................................................................................... 66 17.3 Socio-economic impacts ...................................................................................................... 68 17.4 Mine closure and reclamation .............................................................................................. 68 17.5 Qualified Person's opinion on adequacy of current plans ..................................................... 69 17.6 Commitments to ensure local procurement and hiring ......................................................... 70 18 Capital and operating costs ................................................................................................................ 70 18.1 Capital and operating costs ................................................................................................. 70 18.2 Risk assessment ................................................................................................................. 71 19 Economic analyses ............................................................................................................................ 71 19.1 Key assumptions, parameters and methods ........................................................................ 71 19.2 Results of economic analysis ............................................................................................... 71 AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 7 19.3 Sensitivity analysis .............................................................................................................. 72 20 Adjacent properties ............................................................................................................................ 72 21 Other relevant data and information ................................................................................................... 73 21.1 Inclusive Mineral Resource .................................................................................................. 73 21.2 Inclusive Mineral Resource by-products .............................................................................. 74 21.3 Mineral Reserve by-products ............................................................................................... 74 21.4 Inferred Mineral Resource in annual Mineral Reserve design .............................................. 74 21.5 Additional relevant information ............................................................................................. 75 21.6 Certificate of Qualified Person(s) ......................................................................................... 76 22 Interpretation and conclusions ........................................................................................................... 77 23 Recommendations ............................................................................................................................. 77 24 References ........................................................................................................................................ 77 24.1 References .......................................................................................................................... 77 24.2 Mining terms ........................................................................................................................ 78 25 Reliance on information provided by the Registrant ........................................................................... 82 AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 8 List of Figures Map showing the location, infrastructure and mining license area for Iduapriem. The co-ordinates of the mine, as represented by the plant, are depicted on the map and are in the UTM co-ordinate system. .... 15 Map showing Tarkwaian Series, stratigraphy and locations of the various mining blocks (1) .................. 19 Map showing Tarkwaian Series, stratigraphy and locations of the various mining blocks (2) .................. 20 Exploration drill hole and sample locations on the Iduapriem property are shown below in plan view (1) 24 Exploration drill hole and sample locations on the Iduapriem property are shown below in plan view (2) 25 Exploration drill hole and sample locations on the Iduapriem property are shown below in plan view (3) 25 Grade recovery curve – Block 7&8 Cut 1 ................................................................................................ 31 Iduapriem inclusive Mineral Resource grade and tonnage curve ............................................................ 35 Teberebie Layout .................................................................................................................................... 45 Ajopa Layout ........................................................................................................................................... 46 Iduapriem Process Flowsheet ................................................................................................................. 47 Leach Methods Recovery Kinetics .......................................................................................................... 48 Grade Recovery Curve (Plant Historic Data) ........................................................................................... 49 Grade Recovery Curve (Block 7&8) ........................................................................................................ 49 Grade Recovery Curve (Block 7&8) ........................................................................................................ 50 Mill Feed Throughput versus Final Grind (January 2010 – 2021) ............................................................ 52 Comparison of Bond Work Indices of various pit based on EquotipTM-Bwi Corrrelation (Geomet Studies) ............................................................................................................................................................... 54 Iduapriem Gold In Process ..................................................................................................................... 57 Summarised the Water Flow Schematic for Iduapriem Mine ................................................................... 59 16 Month graphical representation of water levels forecast on the GTSF dam (Sep 2021- Dec 2022) .... 60 16 Month graphical representation of water levels forecast on the Block 3 Sump (Sep 2021 - Dec 2022) ............................................................................................................................................................... 61 16 Month graphical representation of water levels forecast on the Block 4 Raw Water Dam (Sept 2021 – Dec 2022) ............................................................................................................................................... 61 Sensitivity Analysis ................................................................................................................................. 72 Proposed New TSF layout plan .............................................................................................................. 76

AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 9 1 Executive Summary 1.1 Property description including mineral rights Iduapriem Mine, a production stage property, is owned by AngloGold Ashanti (Iduapriem) Limited, a company registered in Ghana. This is owned by AngloGold Ashanti (Ghana) Limited which also operates the Obuasi Mine. AngloGold Ashanti (Ghana) limited through successive hierarchal holdings is 100% held by the AngloGold Ashanti parent company. The mine is a multiple open pit operation that currently sources ore from the Block 3W, Ajopa, and Blocks 7 and 8 pits. More recently the Block 5 pit was re-instated in the mining plan. The mine is located in the western region of Ghana, some 70km north of the coastal city of Takoradi and approximately 10km southwest of the town of Tarkwa. Iduapriem Mine is bordered to the north by Gold Fields Ghana Limited (Tarkwa Mine) and to the east by the Ghana Manganese Company Limited (a manganese mine in existence since the 1920s). The Iduapriem Feasibility Study (FS) was completed in 1990 and in October 1991, the then owners, Golden Shamrock Limited (Golden Shamrock) began construction of a 1.36Mtpa semi-autogenous milling circuit and carbon-in-pulp (CIP) plant. Mining commenced in August 1992 with the first gold pour achieved in September of that year. Golden Shamrock was acquired by Ashanti Goldfields Company Limited in 1996. In 2000, a portion of the non-operational Teberebie Goldfields Limited company (a subsidiary of Pioneer Goldfields Limited) was acquired by then Ashanti Goldfields Corporation now (AngloGold Ashanti) resulting in an increased Mineral Reserve and life of mine (LOM). In 2002, Ashanti upgraded the plant capacity to 4 million tonnes per annum (Mtpa), and in 2004 AngloGold merged with Ashanti to become AngloGold Ashanti - this included the Iduapriem mine. In 2009 the plant capacity was further extended to the current 5.2Mtpa. A heap leach started in 1996 and ended in 2006 when the low-grade oxide material was depleted, and fresh rock was mined from Block 1s and 2. Iduapriem comprises the following mining leases: • Iduapriem Concession LVB1539/89 covering 36.47 km2, renewed during 2020 and extends to 2035. • Ajopa Concession LVB/WR326/09 covering 46.12km2, renewed during 2020 and extends to 2035. • Teberebie Concession LVB3722H/92 covering 28.98km2, renewed during 2020 and extends to 2035. • Ajopa South West Concession (LR#1109/199) covering 28.10 km2, renewed during 2020 and extends to 2035. 1.2 Ownership Iduapriem Mine is wholly owned and operated by AngloGold Ashanti (Iduapriem) Limited, a company registered in Ghana. AngloGold Ashanti (Ghana) Limited which also operates the Obuasi Mine holds 30% of Iduapriem Shares and GSM Gold Limited, a Company registered in the British Virgin Islands, holds 70% of its shares. AngloGold Ashanti limited owns both these companies. The original local holding company of the Iduapriem leases was the State Gold Mining Corporation (SGMC), Tarkwa. Mining activities around Tarkwa date back in 19th Century. SGMC, Tarkwa operated the underground mine which exploited main and west auriferous conglomerates (reefs) of the banket Series of the Tarkwaian system. Around 1985, the then State Gold Mining Corporation, relinquished part of its Concession to Mineral Commission (MINCOM). Mincom later awarded a prospecting license to Ghanaian Australian Goldfields Limited to commence prospecting and mining starting in late 1980. 1.3 Geology and mineralisation Iduapriem Mine is located within the Tarkwaian Group which forms part of the West African Craton that is covered to a large extent by metavolcanics and metasediments of the Birimian Supergroup. In Ghana, the Birimian terrane consists of northeast-southwest trending volcanic belts separated by basins, and the Tarkwaian Group was deposited in these basins as shallow water deltaic sediments. The Tarkwaian lithologies are considered to represent the erosion products that accumulated following uplift and deformation of the underlying Birimian rocks during the Eburnean orogeny. AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 10 The basins (grabens) are believed to have formed as a result of rifting, preferentially in the central parts of the Birimian volcanic belts. The Tarkwaian Group consists of a thick sequence of clastic metasedimentary rocks that have undergone low-grade regional metamorphism. At Tarkwa, the entire Tarkwaian Group has been folded into a broad syncline and is locally referred to as the Tarkwa Syncline. The Banket Series Formation comprises a sequence of individual quartz pebble conglomerates (Banket beds), breccia conglomerates and metasandstones (also called quartzites and grits). All known gold mineralisation within the Banket Formation is associated with the conglomerates and is found within the matrix that binds the pebbles together. Gold content is a function of the size and amount (packing) of quartz pebbles present within a conglomeratic unit the bigger and/or more pebbles present, the higher the gold grade. The upper stratigraphic limit of the Banket Series Formation is marked by the hangingwall quartzite which exhibits well-developed and characteristic trough-and-cross bedded haematitic black sand banding. The hangingwall quartzite also contains thin discontinuous grit interbeds. Dykes and sills of doleritic composition intrude the sedimentary sequence and frequently occur adjacent to complex structural zones. There are four recognised conglomerate reefs namely A, B, C, and D which are equivalent to the Tarkwaian Sub-basal, Basal (or Main), Middle (or West), and Breccia Reefs respectively. The B and C reefs are oligomictic and consist of well-sorted conglomerates and have been mined underground in some areas more than a century ago. The A and D reefs have a lower gold tenor and are polymictic containing both well-rounded and angular fragments. Gold is found within the matrix that binds the pebbles together. The gold content is a function of the size and amount (packing) of quartz pebbles present within a conglomeratic unit – the more pebbles present suggests more gold. The gold is fine-grained, particulate, and free milling (i.e., not locked up with quartz or iron oxides). Mineralogical studies indicate that the grain size of native gold particles ranges between 2 and 500µm (0.002 to 0.5mm) and averages 130µm (0.13mm). The thickness of the main mineralised B and C reefs are approximately 15m and 6m respectively. The mineralised sequence dips at angles varying from steep and sub-vertical, at Blocks 1 and 2, to steep (70°- 80° north dipping) towards Block 3 East. The dip continues to be shallower at Block 3 West (50°), through Blocks 4 and 5 (45°) to become 35° at Block 7 South and 30° at Block 8. At Ajopa, the average dip is 50° - 60°. At Block 7 and 8, the western limb of the syncline extends over 4km on the property, with the eastern limb reaching the surface just beyond the eastern boundary of the concession. The western and the eastern limbs outcrop about 4km apart with the mineralised horizons buried some 400m below the surface at the centre of the syncline. The gold is fine-grained, free milling and not associated with sulphides. 1.4 Status of exploration, development and operations The exploration programs are reviewed on an annual basis and covers the life of mine project areas. A detailed 18-month program focusses on the short to medium term priorities. These include mine-wide geochemical sampling (Ajopa Southwest, Mile 5&8 and Badukrom), Mineral Resource conversion drilling at Blocks 1 to 5, Blocks 7 and 8, Ajopa and Block 5 extension. Exploration activities during 2021 focused on Mineral Resource conversion drilling at Block 1 Central, Block 3, Block 5 and its extension, Ajopa South, and Ajopa Cut 3. The focus of exploration in 2021 was on improving Mineral Resource confidence, replacement of depletion and additional Mineral Resource. Successful Mineral Resource conversion drilling at Ajopa, Block 5 and Blocks 7 and 8 added approximately 349koz of new Mineral Resource to Iduapriem in 2021. A total of 43,292.6m was drilled, comprising 36,235.6m DD and 7,057m RC. In addition, the regional auger drilling, mapping, and geochemical sampling were undertaken at Mile 8 and Ajopa Southwest respectively during the year. In 2021 regional exploration works continued in the year with line cutting and soil sampling at Ajopa Southwest. In summary, 65.38km of line cutting was completed during the year with 1,548 samples taken and 1,625 samples dispatched to the SGS laboratory for assaying. The Badukrom drilling project also continued in 2021. AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 11 Mining operations continued in Block 3, Block 5 and Block 7 and 8. Block 5 contributed approximately over 80% volume to produce approximately 202koz. 1.5 Mining methods Iduapriem mine is an open pit mine which makes use of contract mining. It uses conventional drill and blast, with truck and excavator load and haul. The open pit Mineral Reserve shell optimisations are conducted on the relevant Mineral Resource models. Detailed mine designs are then completed for open pit mining. This incorporates the mining layout, operating factors, stripping ratio, relevant cut-off grades, and modifying factors required for the reporting of a Mineral Reserve. 1.6 Mineral processing The current processing plant treats free-milling material from open cast mining, by a conventional crush with a semi-autogenous ball milling circuit and cyanide leach. Iduapriem operates a two-stage crushing circuit consisting of a Metso Superior MKIII primary gyratory crusher and two GP550 gyratory crushers for secondary crushing. The Iduapriem treatment plant has two SAG mills and two ball mills which run in two parallel circuits each with a SAG mill and a Ball mill. The second Ball mill, a new Thickener, a cluster of cyclones and Knelson were commissioned in March 2009. In July 2017 three (3) of the four (4) leach tanks namely leach tanks 2, 3 and 4 were converted into CIL tanks by introducing carbon into the 3 leach tanks with the installation of inter tank screens and carbon recovery screens. Carbon for elution is harvested from leach tank 2 to the acid wash column and the carbon recovery screen underflow is pumped back to the leach tanks. 1.7 Mineral Resource and Mineral Reserve estimates The Mineral Resource model is generated using the interpreted conglomeratic reef positions with borehole grades kriged into a relevant block model. The exclusive Mineral Resource is that portion of the Mineral Resource that is not incorporated into the Mineral Reserve. This includes all Mineral Resource between the Mineral Resource limiting shell and the Mineral Reserve pit design, all Inferred Mineral Resource, and all Mineral Resource within the Mineral Reserve pit design between the Mineral Resource and Mineral Reserve cut-off grades. The difference in Mineral Resource and Mineral Reserve gold price is also a contributor. The majority of the exclusive Mineral Resource is confined within Block 7 and 8, Ajopa, and Block 5 orebodies. It is estimated to be 70.3Mt and 3.15Moz of gold at an average grade of 1.40g/t. These figures are calculated after applying the depletion as at the end of October with 2 months projection to the end of 2021. In comparison to the 2020 Exclusive Mineral Resource, there has been a decrease of 17.3Mt of material containing 0.649Moz of gold at an average grade of 1.17g/t. This represents a decrease of 17% based on ounces and is shown in the exclusive Mineral Resource table below. Exclusive gold Mineral Resource Iduapriem Tonnes Grade Contained gold as at 31 December 2021 Category million g/t tonnes Moz Measured 1.52 0.72 1.10 0.04 Indicated 41.39 1.37 56.69 1.82 Measured & Indicated 42.91 1.35 57.80 1.86 Inferred 27.34 1.47 40.24 1.29 The Mineral Reserve for Iduapriem Mine has been evaluated as of 31st December 2021 using updated economic factors, latest Mineral Resource models, geological interpretations, geotechnical inputs, and the latest metallurgical updates. The Mineral Reserve estimate has been prepared according to S-K 1300, as adopted on 31st October 2018 by the U.S. Securities and Exchange Commission (SEC). The total open pit and stockpile Mineral Reserve for Iduapriem have been estimated at 59.9Mt at 1.36g/t AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 12 for 2.62Moz of Gold. This is a combination of Proven (2.15 Mt at 0.68 g/t) and Probable (57.78 Mt at 1.39 g/t) Mineral Reserve. Apart from the stockpiles, Mineral Reserve is reported for Ajopa, Block 5 and Blocks 7 and 8. The total Iduapriem Mineral Reserve is shown in the table below. Gold Mineral Reserve Iduapriem Tonnes Grade Contained gold as at 31 December 2021 Category million g/t tonnes Moz Proven 2.15 0.68 1.46 0.05 Probable 57.25 1.39 79.32 2.55 Total 59.40 1.36 80.78 2.60 1.8 Summary capital and operating cost estimates A summary of Iduapriem’ s capital and operating cost estimates for the next 4 years are given in the table below. 1.9 Permitting requirements Iduapriem holds valid mining and prospecting leases as required by law. Iduapriem is also required to hold a valid environmental permit from the Environmental Protection Agency. All required permits have been obtained and are currently valid. 1.10 Conclusions and recommendations After consideration of sampling techniques, data quality, and estimation techniques, the Mineral Resource is classified according to the AngloGold Ashanti standard 15% error at 90% confidence rule, which is in line with industry standards and international reporting codes. The Mineral Reserve has been estimated in accordance with all guidelines provided. It is the opinion of the qualified person that the planning process used to estimate Mineral Reserve is appropriate and modifying factors and other technical-economic assumptions used are up to date.

AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 13 2 Introduction 2.1 Disclose registrant This Technical Summary Report was compiled for AngloGold Ashanti Limited who is the registrant. The report was compiled by the Mineral Resource and Mineral Reserve QPs who are employed by AngloGold Ashanti. 2.2 Terms of reference and purpose for which this Technical Report Summary was prepared The Mineral Resource is reported in situ for pit material while for stockpiles it is reported for broken material. Old heap leach material is reported in its compacted state as it was historically built. All Mineral Resource is reported as of 31 December 2021 using actual mining to the end of September 2021 and forecast depletions up to 31 December. The Mineral Resource is estimated using the AngloGold Ashanti Mineral Resource gold price of $1,500/oz. Terms of reference are following AngloGold Ashanti Guidelines for the Reporting of Exploration Results, Mineral Resource and Ore Reserve (Guidelines for Reporting) and based on public reporting requirements as per regulation S-K 1300. Although the term Mineral Reserve is used throughout S-K 1300 and this document, it is recognised that the term Ore Reserve is synonymous with Mineral Reserve. AngloGold Ashanti uses Ore Reserve in its internal reporting. The Mineral Reserve is reported as delivered to the processing plant and are inclusive of any planning factors. The open pit Mineral Reserve is based on the Mineral Resource models while stockpiles or heap leach Mineral Reserve is based on sampled grades and volumetric measurements. The Mineral Reserve is reported as of 31 December 2021 using actual mining to the end of September 2021 and forecast depletions from there until 31 December. The Mineral Reserve is estimated using the AngloGold Ashanti Mineral Reserve gold price of $1,200/oz. AngloGold Ashanti requires that the Mineral Reserve that is an outcome of this process is generated at a minimum of a Pre-Feasibility Study (PFS) level. The Technical Report Summary aims to reduce complexity and therefore does not include large amounts of technical or other project data, either in the report or as appendices to the report, as stipulated in Subpart 229.1300 and 1301, Disclosure by Registrants Engaged in Mining Operations and 229.601 (Item 601) Exhibits, and General Instructions. The qualified person must draft the summary to conform, to the extent practicable, with the plain English principles set forth in § 230.421 of this chapter. Should more detail be required they will be furnished on request. The following should be noted in respect of the Technical Report Summary: • All figures are expressed on an attributable basis unless otherwise indicated • Unless otherwise stated, $ or dollar refers to United States dollars • Group and company are used interchangeably • Mine, operation, business unit and property are used interchangeably • Rounding off of numbers may result in computational discrepancies • To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, content for gold to two decimals and copper, content with no decimals • Metric tonnes (t) are used throughout this report and all ounces are Troy ounces • Abbreviations used in this report: gold – Au The reference co-ordinate system used for the location of properties as well as infrastructure and licences maps / plans is latitude longitude geographic co-ordinates in various formats, or relevant Universal Transverse Mercator (UTM) projection. 2.3 Sources of information and data contained in the report / used in its preparation The sources of information of this technical report summary were obtained from Iduapriem’s business planning process which is reflective of an ongoing mine. This process uses data obtained from recent activities such as mining and processing to provide cost and production guidance for future operations. This data is updated with future forecasts to be representative of expected activities and this used to AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 14 generate extraction volumes, mining and processing schedules and associated supporting activities including staffing, and environmental and social commitments. Furthermore, this document uses the Guidelines for Reporting as issued by AngloGold Ashanti’s Mineral Resource and Ore Reserve Steering Committee. Additionally, this report utilises technical specialist reports which were prepared in line with the Guidelines for Reporting. It also includes both internal and external audit reports that are referenced in Section 24.1. 2.4 Qualified Person(s) site inspections The Mineral Resource is signed off by the Qualified Person - Mineral Resource (QP) who is based at the mine site as the Senior Manager Geology and who is head of the geology discipline at the Iduapriem mine. Charles Kusi-Manu is involved in all day-to-day geological activities as well as generating geological strategy for the mine. The Mineral Reserve is signed off by Justice Davhana who is a mining engineer employed by AngloGold Ashanti based in Johannesburg. Justice visited Iduapriem from 10 November 2021 to 25 November 2021 where during this time he reviewed pit optimisation modifying factors, Mineral Reserve models, the whittle project for Mineral Reserve and production schedules. Based on the site visit and reviews, Justice Davhana is willing to sign off as the Iduapriem Mineral Reserve QP. 2.5 Purpose of this report This is first time reporting of the Technical Report Summary (based on the S-K 1300 requirements) for Iduapriem Mine and there are no previously filed Technical Report Summaries for this operation at the United States Securities and Exchange Commission. Reporting in this Technical Report Summary is in support of the declaration of a Mineral Resource and Mineral Reserve for AngloGold Ashanti’s Iduapriem Mine in Ghana. 3 Property description 3.1 Location of the property Iduapriem is located in the western region of Ghana, some 70km north of the coastal city of Takoradi and approximately 10km southwest of the town of Tarkwa. Iduapriem is bordered to the north by Gold Fields (Ghana) Limited’s Tarkwa mine and to the east by Ghana Manganese Company (GMC) a Manganese mine in existence since the 1920s. Ghana is an English-speaking country in west Africa that is bounded by the Gulf of Guinea (Atlantic Ocean) to the south, and the countries of Ivory Coast, Burkina Faso and Togo to the west, north and east respectively. Ghana has a population of approximately 31 million people and its capital is Accra which is located on the coast. Other major towns include Kumasi, Takoradi, and Obuasi. Ghana has two seaports, the largest at Tema (25km from Accra) which has 12 deep water berths, one oil tanker berth and is capable of supporting facilities for cargo traffic. Takoradi is the secondary port in Ghana but is still a major facility – handling most of the export traffic from Ghana. Ghana is divided into 16 administrative regions and 275 districts of which Iduapriem falls part of the Tarkwa-Nsuaem district in the Western Region Ghana is a stable presidential constitutional democracy with multi-party politics that is dominated by two parties: the National Democratic Congress and the New Patriotic Party. Nana Akufo-Addo of the New Patriotic Party was elected and then appointed president of Ghana in 2017 and was re-elected president in 2020. Ghana’s climate is tropical with two main seasons: a wet and a dry season with the south experiencing its wet season from March to mid-November. Ghana is a resource rich country and has significant gold mining, agricultural (coca) and oil resources. In 2020 it produced 140 tonnes of gold making it the sixth largest gold producing country in the world, and the largest in Africa. Its 2020 estimated GDP is $73.6B with a per capita GDP of $8,343. Its currency is the Cedi which on the 31 of December 2021 had an exchange rate to the US dollar of 6.25:1. Current challenges in Ghana include a rising deficit account and major infrastructure issues. AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 15 Map showing the location, infrastructure and mining license area for Iduapriem. The co-ordinates of the mine, as represented by the plant, are depicted on the map and are in the UTM co-ordinate system. 3.2 Area of the property The Iduapriem Mine Mineral Resource and Mineral Reserve is spread over an area totalling 139.22km2. AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 16 3.3 Legal aspects (including environmental liabilities) and permitting Iduapriem comprises the following mining leases: • Iduapriem Concession LVB1539/89 covering 36.47 km2, extended in February 2020 for 15 years • Ajopa Concession LVB/WR326/09 covering 46.12km2, extended in 2020 for 15 years • Teberebie Concession LVB3722H/92 covering 28.98km2, extended in 2020 for 15 years • Ajopa Southwest Concession covering 28.10 km2, extended in 2020 for 15 years In February 2020 the extension of all four mining leases were obtained which, allows for the continuation of mining up to 2035 with an option to extend further. All Iduapriem leases have been ratified by Parliament. There are no cultural or historical site of interests on the Iduapriem mining lease. There are local villages on the lease, but the current Mineral Reserve plan does not require any relocation of these villages. Should this change in the future AngloGold Ashanti will operate according to Ghanaian law, the company’s sustainable/community practices, and engage with the communities as is necessary. There are areas of forest reserve on the Iduapriem leases, but none of these inhibit the mining of the Mineral Reserve. If exploration is required in any of these areas, Iduapriem will operate to Ghanaian and AngloGold Ashanti standards to access this ground. The Iduapriem Mine does not have a joint venture partner and it is wholly owned by AngloGold Ashanti through its holdings in Ghana. The tenure is secure at the time of reporting. No known impediments or encumbrances exist to operate in the area. Iduapriem Mine has, through its approved leases, security of tenure for the mining leases that covers its Mineral Resource and Mineral Reserve. The rights to the leases extend to 2035 which fully covers the Mineral Reserve mining period, however if the Mineral Reserve period is extended, AngloGold Ashanti is confident that the relevant extensions will be achieved. Iduapriem Mine is an operating mine and has the required permits to continue operating under Ghanaian law. All the mining leases have been ratified in accordance and valid in accordance with Ghanaian laws. Mining can continue in the current lease areas. There are no material land claims that may have an influence on the rights to prospect or mine for minerals. A new environmental management plan (EMP) has been submitted and approval obtained. All government permits are in place, with the site permit requirements regularly reviewed. The Iduapriem mining leases expired during 2018 and 2019 but have been duly extended to February 2035. 3.4 Agreements, royalties, and liabilities A 5% royalty is payable on gold produced to the government of Ghana. According to company standards and Ghanaian legislation, AngloGold Ashanti Iduapriem Limited is required to identify and manage current and future risks and liabilities associated with closure to ensure they are left in a condition which is safe, stable, and minimises adverse impacts on people and the environment. The Company is required to post a Reclamation Bond (the Reclamation Bond) based on approved work plan for reclamation. 4 Accessibility, climate, local resources, infrastructure and physiography 4.1 Property description Iduapriem Mine covers four tenements including the Ajopa Southwest, Iduapriem, Ajopa North and Teberebie tenements. The mine is located in the Western Region of Ghana approximately 10 kilometres southwest of Tarkwa and approximately 70 kilometres north of the port city of Takoradi. Tarkwa is a densely populated town and access is by road or air (from the port city of Takoradi). The climate is tropical with lush vegetation. The operating season stretches throughout the year. The topography of the mine site is dominated by pronounced ridges which reflect the underlying structural

AngloGold Ashanti Iduapriem - 31 December 2021

geology. The area is drained by secondary streams towards the west. There are no major rivers located on the mine property. Annual rainfall in the Tarkwa region averages 2030 mm, but annual and seasonal fluctuations are becoming increasingly pronounced. Storm events that deposit more than 70 mm in an hour are becoming frequent. Structural geology complexity and extreme rainfall events pose serious challenges to pit design and maintaining depressurised, stable slopes.

The current tailing storage facility (GTSF) will reach its full capability by 2023 and a larger facility named as Beposo Tailings Storage facility (BTSF) is under construction by WBHO.

5 History

A feasibility study was completed by Golden Shamrock Limited (an Australian company) in 1990. In October 1991 construction of a 1.36 Mtpa SAG and CIP plant commenced. Mining operations started in early August 1992, with the first gold pour achieved in September of that year. Golden Shamrock Limited maintained a historical annual production rate of about 120koz of gold until its acquisition by Ashanti Goldfields Company Limited in 1996. After the Ashanti acquisition, the mine facilities were upgraded, and production rates increased to over 150koz per annum. In 2002, Ashanti further upgraded the plant capacity to 4 Mtpa. In mid-April 2004, the merger of AngloGold Ltd and Ashanti Goldfields Company Ltd was completed. AngloGold Ashanti extended the capacity of the plant again in 2009 with the plant currently doing 5.2mtpa. There is a plan to upgrade the plant to 5.4Mtpa with an additional tertiary crusher being constructed.

Iduapriem has been in production since 1992 and the historical operating success is indicative of the future viability of the mine.

Monthly reconciliation is performed on the Mineral Resource models vs grade control model vs plant production (on record and available since 2011). It showed overall good performance with estimates and actual generally within 10% (table below) of each other on an annual basis. The existing historical Mineral Resource estimates and performance statistics on actual production are presented below:

Reconciliation of Produced Grade, Tonnage and Gold – 2018 to 2021

	Year			
Reconciliation Entity	2018	2019	2020	2021
Mineral Resource Model (oz)	283,592	320,219	318,603	182,612
Grade Control Model (oz)	286,785	331,564	326,389	170,875
Percentage (%)	101	104	102	94

	Year			
Reconciliation Entity	2018	2019	2020	2021
Mining Feed (oz)	273,079	293,842	285,894	220,364
Plant Accounted (oz)	264,477	286,145	284,916	211,639
Percentage (%)	97	97	100	96

Mining feed as obtained from the grade control models performs well against the plant accounted gold. Based on these low variances, the Mineral resource models as used in mine planning are deemed to be reasonably accurate and robust.

6 Geological setting, mineralisation and deposit

6.1 Geological setting

Iduapriem Mine is geologically located within the Tarkwaian Group and forms part of the West African Craton which is covered to a large extent by metavolcanics and metasediments of the Birimian Supergroup. In Ghana, the Birimian terrane consists of northeast-southwest trending volcanic belts separated by basins, and the Tarkwaian Group was deposited in these basins as shallow water deltaic sediments. The

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AngloGold Ashanti Iduapriem - 31 December 2021

Tarkwaian lithologies are considered to represent the erosion products that accumulated following the erosion of the uplifted and deformed underlying Birimian rocks during the Eburnean orogeny. The basins (grabens) were believed to have formed as a result of rifting, preferentially in the central parts of the Birimian volcanic belts. The Tarkwaian Group consists of a thick sequence of clastic meta-sedimentary rocks that have experienced low-grade regional metamorphism. Economic gold mineralisation of the Tarkwaian occurs in the Banket Series Formation which is composed of stacked fluvial sedimentary rocks developed within a braided river system about two billion years ago. The Banket Series Formation comprises a sequence of individual quartz pebble conglomerates (Banket beds), breccia conglomerates, and metasandstones (also called quarzites and grits). Gold mineralisation within the Banket Formation is associated with the conglomerates and it is found within the matrix that binds the pebbles together. The gold content is a function of the size and amount (packing) of quartz pebbles present within a conglomeratic unit the bigger and/or more pebbles present, the higher the gold grade. The upper stratigraphic limit of the Banket Series Formation is marked by the hanging wall quartzite which exhibits well-developed and characteristic trough and cross-bedded haematitic black sand banding. The hanging wall quartzite also contains thin discontinuous grit interbeds. Dykes and sills of doleritic composition intrude the sedimentary sequence and frequently occur adjacent to complex structural zones.

There are four recognised conglomerate reefs namely A, B, C, and D which are equivalent to the Tarkwaian Sub-basal, Basal (or Main), Middle (or West), and Breccia Reefs respectively. The B and C reefs are oligomictic and consist of well-sorted conglomerates. The A and D reefs have a lower gold tenor and are polymictic containing both well-rounded and angular fragments. Gold is found within the matrix that binds the pebbles together. The gold is fine-grained, particulate, and free milling (i.e., not locked up with quartz or iron oxides). Mineralogical studies indicate that the grain size of native gold particles ranges between 2 and 500µm (0.002 to 0.5mm) and averages 130µm (0.13mm). The thickness of the main mineralised B and C reefs are approximately 15m and 6m respectively. The mineralised sequence dips at angles varying from steep to sub-vertical, at Blocks 1 and 2, to steep (70° to 80° north dipping) towards Block 3 East. The dip continues to be shallower at Block 3 West (50°), through Blocks 4 and 5 (45°) to become 35° at Block 7 South and 30° at Block 8. At Ajopa, the average dip is 50° to 60°. At Blocks 7 and 8, the western limb of the syncline extends over 4km on the property, with the eastern limb reaching the surface just beyond the eastern boundary of the concession. The western and the eastern limbs outcrop approximately 4km apart with the mineralised horizons.

At Tarkwa, the Gold Fields operation to the north, the entire Tarkwaian Group has been folded into a broad syncline and is locally referred to as the Tarkwa Syncline. The Banket Series Formation (BSF) comprises a sequence of individual beds of quartz pebble conglomerates (Banket beds), breccia conglomerates and meta-sandstones (also called quartzites and grits). As at Iduapriem, all known gold mineralisation within the Banket Formation is associated with the conglomerates and is found within the matrix that binds the pebbles together. Gold content is a function of the size and amount (packing) of quartz pebbles present within a conglomeratic unit the bigger and/or more pebbles present, implies more gold. The upper stratigraphic limit of the Banket Reef Zone (BRZ) is marked by the hangingwall quartzite, siliceous and metamorphosed sandstone of buff colour, which exhibits well-developed and characteristic trough-and-cross-bedded haematitic black sand banding.

6.2 Geological model and data density

3D wireframes of the conglomerate reefs and the faults that offset them are produced. The conglomerate reefs and faults are extrapolated down dip and beyond data to guide the exploration program.

At depth, the reefs are believed to have a "basin" like geometry and the reefs are deemed to become less steeply dipping with depth as a result.

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AngloGold Ashanti Iduapriem - 31 December 2021

Map showing Tarkwaian Series, stratigraphy and locations of the various mining blocks (1)


595000
597500
600000
602500
605000
607500
610000
612500
615000
617500
620000
Bompiese
Abosso
Ajopa
A
Ajopa
Tarkwa
Ajopa SW
Nsuta
Block 7&8
Block 5
Teberebie
Iduapriem
Agona
A'
Nueng Forest Reserve
Nueng Forest Reserve
N
4.5
Km


Geology of Tarkwa District
Iduapriem concession
Pits
Lithology
Banket Conglomerates
Banket Series
Huni SST Phyllite
Huni Sandstone
Kawere Group - SST, Quartzite & Conglomerates
Lower Birrimian
Post Tarkwaian - Dykes & Sills
Post-Tarkwaian Intrusives
Pre-Tarkwaian Granitoids
Tarkwa Phyllite
Upper Birimian - Phyllite
Upper Birrimian - Lavas
Faults


Banket conglomerates
NW
A
Ajopa
Block 7
Bankyem fault
Block 1
SE
A'

Drill hole spacing along strike and across strike typically ranges from 50m x 75m to 200m x 200m. The majority of the Mineral Resource area has been drill tested at a spacing of 100m x 100 m with the spacing increased to 50m x 50m for the shallower, Indicated Mineral Resource.

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AngloGold Ashanti Iduapriem - 31 December 2021

At Ajopa, estimates informed by a drill spacing of around 50m x 50m were classified as Indicated Mineral Resource. Drill spacing more than the Indicated Mineral Resource spacing and up to about 200m x 100m was classified as Inferred Mineral Resource. Measured Mineral Resource is defined by drill spacing of 20m x 15m.

At Block 1, drill hole spacing of 50m x 50m is considered to be Indicated Mineral Resource; and spacing of up to120m x 120m is considered to fall within the Inferred Mineral Resource. For Block 3W, estimates informed by a drill spacing of about 50m x 50m were classified as Indicated Mineral Resource, those informed by a drill spacing of up to about 100m x 100m were classified as Inferred Mineral Resource. Measured Mineral Resource is defined by drill spacing of 20m x 15m. For Block 5, the Indicated Mineral Resource is defined by drilling spacing of 50m x 50m or 50m x 75m, but less than about 120m x 120m were classified as Inferred Mineral Resource. No Measured Mineral Resource is defined. The Block 7 and 8 spacing of 50m x 100m was classified as Indicated Mineral resource and drill spacing of up to about 100m to 150m was classified as Inferred Mineral Resource. Measured Mineral Resource is defined by drill spacing of 20m x 15m. (Map below shows locations of Blocks 1 to 8 and Ajopa)

The dominant deposit type at Iduapriem is that associated with the Banket reefs of the main sedimentary basin. These are well known and have been mined since the start of the operation. As such, exploration for these uses the basin model developed over time. Minor potential is postulated to exist in the hydrothermal quartz veins which occur remote to the sedimentary reefs. These are typical of quartz vein systems in that they occur in areas of geological strain where some deformation may have occurred. Frequently they are associated with fold hinges. The quartz veins generally occur in narrow-width corridors and are steeply dipping. The corridors have limited strike extent, generally less than 300m. Exploration has probed a few of these areas, but to date, no Mineral Resource has been declared for any of them.

Map showing Tarkwaian Series, stratigraphy and locations of the various mining blocks (2)


600000
605000
610000
585000
580000
Legend
Veins
GPSimport
License_Areas
Huni Sandstone
Tarkwa Phyllite
Banket Conglomerates
Banket Series
Kawere Group
Lower Birimian
Post Tarkwaian - Dykes & Sills
Post Tarkwaian Intrusives
Upper Birimian - Phyllite
Upper Birimian - Lavas
Au_ppb from soils
Baudakrom
Wangarakrom
Mile 5
N
0
1
2
4 Kilometers

6.3 Mineralisation

Gold is the main mineral present. Sulphide mineralisation is present only at trace levels and is not associated with the gold.

30 March 2022

20

AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 21 The deposit can be described as a palaeoplacer, in which the gold was deposited simultaneously with the sediments and therefore similar to that found in the Witwatersrand of South Africa, only younger. All known gold mineralisation is associated with conglomerates. It generally occurs within four conglomerate reefs namely the A, B, C, and D Reefs which are equivalent to the Tarkwaian Sub-basal, Basal (or Main), Middle (or West), and Breccia Reefs respectively. Gold is found within the matrix that binds the pebbles together. The gold is fine-grained, particulate, and free milling (i.e., not locked up with quartz or iron oxides). Mineralogical studies indicate that the grain size of native gold particles ranges between 2 and 500µm (0.002 to 0.5mm) and averages 130µm (0.13mm). The width of the reefs varies from Block to Block. Generally, the grade decreases from Block 1 to Block 5, and at Block 7 and 8 the grade increase from south to north. In Block 1 the Reefs are fused together to average between 20m to 30m averaging 1.80g/t with narrow waste bands in between. The reefs diverge into various bands (A_D) and at Block 5 there are about nine separate reefs i.e., AF1, AF2, A1, A2, B1, B2, C1, C2, and D. At Block 5 the significant mineralised zones are A1(2.5m), A1 (3m) and C1(5-8m) averaging 1.5g/t, 1.65g/t and 1.35g/t respectively. However, at Block 7 and 8, the prominent mineralised reefs are B and C averaging between 8-15m width and average grade 2.3g/t and 3.2g/t respectively. 7 Exploration 7.1 Nature and extent of relevant exploration work Exploration activities comprising of 43,293m drilled during 2021 focused on Mineral Resource conversion drilling at Block 1 Central, Block 5, Block 7 and 8, and Mineral Resource delineation at Ajopa south, Block 5 Extension. 36,235.6m DD and 7,057m RC were drilled. Exploration upside target drilling was carried out at Block 2 and 3 and Badukrom. Continued Mineral Resource delineation drilling at Block 1 and Block 5 Extension added 640koz of total Mineral Resource to Iduapriem. Regional mapping and geochemical sampling at Ajopa South West prospect commenced during the year as well as auger drilling at Mile 8 and Mile 5W targets. At Block 1, 11 infill drill holes were drilled to convert Inferred Mineral Resource to Indicated Mineral Resource. Significant intersections were returned for samples submitted from all drill holes. At Block 5 and Block 5 ext., 2,080m of RC and 9,348.60m of DD were drilled with significant intersections returned. Exploration work at Ajopa Southwest involve 65.38km of line cutting and geochemical sampling. Infill Auger drilling at the Mile 8 and Mile 5W hydrothermal targets commenced with 1,097 sample points/auger pegs planned for seven priority targets. Exploration drilling comprises DD and RC drill holes. Exploration drilling is done by drill contractors (Minerex, Deeprock, and Westfield). All activities related to the drilling program, e.g., drill rig set-up, site reclamation, drilling logistics, safety, core recovery, logging, sampling, and the interpretation of drill results are overseen by responsible site geologists. For RC drilling, all samples are collected in lengths of 1m into sample bags and arranged according to depth in ascending order. The samples are split at the rig using a Jones Riffler. If wet, the samples are collected in calico bags and dried out in the sun for later splitting. The dry samples are split using a riffle splitter, out of which an eighth part is taken for gold analysis. The remainder is kept in case further re-assay is required. Small representative quantities of each meter sample are washed with a sieve and kept in well-labelled sample trays for logging. The hole number, bench, dip, depth, azimuth, sampler, date, etc. are recorded on the RC log sheet. Lithological logging of RC chips and DD core is carried out by the responsible site geologists. The information is captured on spreadsheets which are equipped with standard geological code lookups via tough books and then imported into the database. For RC samples, a representative mass of the rock chips are kept in a plastic tray for sorting and further checking when anomalies occur in assay results. Of the remaining reject samples, every 25th is re-split for a field duplicate. The samples from the same hole are kept in one sack for easy storing at the core shed. The measurement of recovery for RC samples relies on the use of mass balances. For DD drilling, samples are taken at 1m intervals honouring mineralisation and lithological contacts. Sampling of barren lithologies is done at the geologist’s discretion, usually a few meters into the hanging wall and footwall of the reefs. Core samples are cut utilising a rock saw where the rock is hard and competent, and a knife where the material is soft or sheared. The core is cut in half in a way to render a representative sample of a zone. In a case where a duplicate sample is needed, a quarter core is cut from the un-sampled half of the core for analysis. Core recovery in the reef conglomerates is around 95-100%. At the core shed, samples are sorted and laid out in increasing order with coarse blank samples in place for checking before packaging. A sample ticket is written for each sample and the bag is tied with tape. All the samples are thoroughly checked again prior to submission to avoid errors clerical errors. A sample AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 22 submission form is filled, clearly stating sample type, sample numbers, assay method, element to be analysed, etc. A laboratory representative checks the samples and countersigns the submission form. The bulk density determination is carried out by a contracted analytical laboratory (SGS) and also used the University of Mines and Technology for a period. The Archimedes immersion method, involving drying of the samples, waxing, and weighing both in air and water is used. Currently, exploration activities cover almost half the total lease area, this is approximately 110km2. All field data is captured on paper log sheets and are subsequently entered into the Fusion™ database by data entry clerks under the supervision of the database administrator. Each section is signed off on completion by the data capture clerk and checked by the senior geologists for consistency and errors for the collar, surveys, sample information, geological coding, and sample QAQC insertion. Assay results are directly imported into the database as received from the laboratory (direct digital capture). User access to the database is regulated by specific user permissions and once data has been validated, only the database manager based in the head office can change it. The database is backed up as part of the mine’s IT protocol and a copy is stored off-site in Johannesburg. Drill data collected by the previous owners, Golden Shamrock Limited and Ashanti Goldfields Company Limited, prior to 2004 are included for Mineral Resource estimation. Data are considered acceptable for inclusion based on the good performance of mine reconciliations as well acceptable bias tests showing no significant grade bias between this historic data and more recent data collected by AngloGold Ashanti. The quality and acceptability of this data are continuously checked by confirmation drilling/twinning. 7.2 Drilling techniques and spacing Exploration work which involves a combination of auger drilling, full length RC and full-length DD were executed in 2021. The depth of the RC or DD drilled holes varied depending on the target depth, amount of groundwater, penetration rate and ground conditions. DD is utilised for exploration; Mineral Resource extension work and for twinning previous RC or DD intercepts as a validation exercise. The 2021 surface DD at Block 1, Block 5 Extension, Block 5, Block 7 and 8, Ajopa South and Block 3 were completed by Minerex drilling contractors, Westfield Limited and Deeprock Ghana Limited using two multi-purpose (UDR- M3 and GEMSA-M16) rigs and five diamond rigs (Hanji-M20, Fordia-M19, ECR12, CS14 and SA1300). All drilled core was oriented using a Boart Longyear™ true core/devicore™ digital core orientation tool. All DD holes were drilled dominantly NQ (47.6mm), which provides a representative sample. RC holes were used for exploration, advanced grade control and infill grade control (GC) drilling. RC drilling was completed by Minerex drilling contractors using their multi-purpose rigs. RC holes were drilled using 100mm diameter rods with a 5.25-inch face sampling bit. The drill hole is continued with a DD tail when the penetration rate of the RC drilling slows down due to poor ground conditions and ingress of groundwater. Auger drilling at Mile 8 hydrothermal prospects were drilled to depths averaging 6m using mechanical auger drill rigs. DD core and RC drill chips undergo detailed logging for the entire hole (at 1m intervals for RC chips), with records kept of lithology, structure (from oriented core), texture, mineralisation, alteration type, colour, weathering intensity, presence of quartz veining and sulphide and visible gold occurrences, and water table etc. Specific drill programs are designed and completed where data is required for metallurgical and geotechnical purposes on both new and existing deposits. DD core drilled for geotechnical purposes is logged for recovery, Rock Quality Designation (RQD) and structural data required for geotechnical analysis. Samples are taken for geotechnical strength testing. Core drilled for metallurgical purposes is logged as per standard exploration protocols and sampled as per AngloGold Ashanti metallurgical guidelines (Ref: AGA Metallurgical guidelines). The level of detail of the geological and geotechnical logs is considered appropriate for Mineral Resource estimation. Logging is both qualitative and quantitative depending on the property being logged. For core drilling, interesting intersections (occurrence of conglomerate package or mineralised zone) are photographed and stored. Some of photos and logs are included in monthly reports. All drill holes are logged in full, with a greater level of detail for core samples compared to RC chips. Downhole surveys are done by the drill contractors using Boart Longyear True shot and Devi shot instruments at 30m downhole intervals. Rig geologists check the downhole survey measurements and request extra readings if the values seem abnormal. The geologist assigns and approves the data before AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 23 it is transferred to the central database. The survey tools are calibrated on yearly basis and checked every quarter by qualified technician from the supplier company, during regular site visits. Details of average drill hole spacing and type in relation to Mineral Resource classification Category Spacing m (-x-) Type of drilling Diamond RC Blasthole Channel Other Measured 20x15 Yes Yes - - - Indicated 50x75 Yes Yes - - - Inferred 100x100 Yes - - - - Grade/ore control 20x15 - Yes - - - In general, 200 x 200m drill hole spacing is used to define the extent and geometry of an anomaly. The majority of the Mineral Resource area has been drill tested at a spacing of a 100 x 100m with the spacing closed up to 50 x 75m for the shallower, Indicated Mineral Resource. The appropriate grid for each phase is optimised for each project based on the geometry of the mineralisation, the continuity of geology and grade, and mining experience from the pits. In some cases, the data spacing may be reduced where structural complexity is encountered. Apart from the major fault structures, geological continuity is considered to be very good with the conglomerate reefs being laterally consistent and continuous. 7.3 Results AngloGold Ashanti has elected not to provide drilling results for its operating mines as drilling at our brownfields operations is generally to provide incremental additions, or conversions to already reported Mineral Resource and therefore they are not seen as material. While these increase confidence in the Mineral Resource and adds life of mine extensions, the incremental additions that occur on a yearly bases are not material to that operation or the company as a whole. In our major greenfield projects if any single drill result is considered material and may change the reported Mineral Resource significantly then it will be reported. This report is not being submitted in support of the disclosure of exploration results and therefore no disclosure of drilling or sample results is provided. AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 24 7.4 Locations of drill holes and other samples Exploration drill hole and sample locations on the Iduapriem property are shown below in plan view (1)

AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 25 Exploration drill hole and sample locations on the Iduapriem property are shown below in plan view (2) Exploration drill hole and sample locations on the Iduapriem property are shown below in plan view (3) AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 26 7.5 Hydrogeology At Iduapriem, the host rock of the active mining areas is quartzite which hosts the Banket Series gold mineralisation. This generally has low permeability with groundwater (aquifers) flow paths exclusively in fractures such as joints etc. The site has an annual mean rainfall of 1,925mm per year. A range of groundwater recharge by rainfall depends on the land use, topography and underlying rock type and state. Generally, 11 to 22% of rainfall is estimated to contribute to recharge however at Ajopa mining area, 5 to 7% of rainfall is estimated to contribute to recharge at 100mm/year. It is estimated that hydraulic conductivity of the weathered zone of the Banket series is 0.04to- 0.2m/d (SRK, 2011, 2) and this was obtained from pumping test analysis site boreholes at the Greenfields Tailing Storage Facility (GTSF) area. Also, fracture zone hydraulic conductivity of 0.15m/d is estimated (SRK, 2011). Yield to well range of 0.02 to 1.3l/s (Delta H, 2020, 5) was obtained in the Banket Series around Block 3 West area. All active mining areas notably Block 7 and 8 Pit, Block 5 Pit and Block 6 (Ajopa) pit are characterised by weathered zone aquifers which are perched in nature and therefore quickly drain out at the end of the rainy seasonal. However, an exception exists in Block 3 West pit which has an active spring flow with an average inflow rate of 280m3/d from an inactive waste rock dump nearby. Site conceptual and numerical models exist for area specific site studies, especially for risk assessments for new projects. The models predict the extent of contaminant migration from their source to downstream areas and this may be used to apply appropriate corrective actions. Iduapriem has a monthly water sampling programme for both surface and groundwater sources with a defined sampling protocol. 7.6 Geotechnical testing and analysis Geotechnical information that has been collected from laboratory testing and field measurements include: (i) various lithologies present and their distribution within the deposit (ii) structural data regarding the location, orientation, length, spacing and character of infilling material for faults, defects, and veins (iii) strength properties of intact rock and of fresh and saw-cut joint planes. The data gathered from geotechnical logging forms the basis for determining the stable slope. The following geotechnical parameters are collected from geotechnical logging: (i) Material strength (ii) Quantity of defects (iii) Strength quality of defects, and (iv) Orientation and geometry of structures Laboratory testing of rock material is undertaken to give confidence to the rock mass strength properties that are estimated from rock mass classification systems. Laboratory testing techniques include uniaxial compressive strength (UCS), triaxial compressive strength and direct shear testing to some extent. Historically, the mine has utilised accredited rock testing laboratories to undertaking laboratory testing. Rock sampling and testing procedures are used as part of quality control and assurance to ensure the samples are collected and prepared correctly and also to ensure that testing is done in accordance with International Society of Rock Mechanics’ Commission on Standardization of Laboratory and Field Tests (1978). The reviews and most recently slope optimisation exercises have improved the understanding of the geotechnical environment resulting in the mine adopting a 90-degree batter angle which is easier to pre- split compared to the 82 degrees recommended by SRK in 2012. AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 27 The strength parameter results for the major lithologies per deposit are summarised in the tables below. Pit Name/ID Lithology UCS Mean (MPa) SD (MPa) Block 5 Quartzite 128.6 39.7 Conglomerate 115 0 Intrusive 104 0 Block 7/8 Quartzite 180.62 33.49 Conglomerate 170.5 30.5 Intrusive 137.5 33.58 8 Sample preparation, analysis and security 8.1 Sample preparation Samples used for Mineral Resource estimation are solely from RC drilling chips and DD core. The samples are composited to 1 m intervals for Mineral Resource estimation. DDl cores were drilled using HQ and NQ bit sizes and sampled at nominal 1 m intervals or to lithological boundaries. All DD completed has been sampled to lithological contacts and varies in length at a range of 0.3m to 1.5m. The core is cut in half to provide nominal 1kg to 2kg samples which are sent for analysis. RC drill holes were sampled at 1 m. The RC samples were split using a riffle splitter to an approximate weight of 3kg for analysis. All samples are split dry. The split DD core and RC samples are sent directly to the SGS laboratory in Tarkwa for analysis. For both DD core and RC samples, the laboratory prepares the samples by drying the field sample at 105°C, crushing the entire sample to 75% passing 2mm, splitting to a 1.5 kg split using a riffle splitter or automatic rotary splitting device, then pulverising the 1.5kg split to 90 to 95% passing 75µm in an LM2™ mill. A 200g sub-sample is then collected from the 1.5kg split and the remaining material stored. The entire milled sample is transferred from the pan onto a plastic sheet where multiple scoops of material by means of a spatula are randomly taken using a gridded pattern until such time that the aliquot mass of 50g is obtained. This process is complete when the craft paper bag is full. For samples received in pulp from (standards or blanks), the laboratory screens 1 in 20 samples to ensure 90-95 % pass 75µm, if the screen test fails then all samples are screened, any samples failing the screen test are milled to attain the required particle size. Sample sizes and preparation techniques are considered appropriate for the material being sampled. Due to an unusual sample turnaround time (TAT) of 4 days minimum, a mobile sample preparation unit was established on-site to handle all RC samples to promote better controls on sample delivery and confidence in the assay results yielding better Mineral Resource and GC models. Samples are oven-dried at 105° C (rocks, drill cores, and chip), crushed, and milled. The pulps are then dispatched to the SGS laboratory at Ahwitieso which is 5km from the site for analysis. Gold assay data is collected from RC and DD drill core, generally on 1m intervals. The determination of the in-situ bulk density was completed in 2011 when a study was completed by the geotechnical laboratory of the University of Mines and Technology in Tarkwa, Ghana. The densities were generally not very variable and based on the 2011 work, the use of a global bulk density of 2.65g/cm3 was considered appropriate albeit slightly conservative (lower by about 2 to 3% for some of the zones). However, in October 2018 the University was contracted to conduct bulk density tests in all the pits, and the results averaged 2.670 g/cm3, though it was not used in the 2018 resource estimation due to timing. It has been included in the subsequent Mineral Resource models. Drill hole planning takes into consideration the geometry of the orebody, to ensure that, as far as is possible, drillhole/orebody intersection is at right angle. The true width of the conglomerate reefs is represented and determinable by the 3D wireframe models. All of the pulps and all remaining half core and RC rejects are stored at the Iduapriem mine exploration core yard. AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 28 Since June 2015, mass balance measurements are taken for RC drilling. This involves measuring the entire drilled sample mass for 1m intervals to check the split sample mass (percentage split) as well as the theoretical mass expected for the hole diameter and material density (for percentage recovery). The DD core is reconstructed into continuous runs for orientation marking and depths are checked against the depth marked on the core blocks to calculate core recovery. Any core loss is recorded in the database. Overall sample recovery of the reef conglomerates is considered adequate at around 95 to 100%. A portion of the DD core of geological interest is split longitudinally by a core cutting machine mounted at the core shed. Half-core samples are taken from the DD core for analysis. Non-core or RC samples are split using a riffle splitter. If the RC samples are wet, the entire sample is bagged and dried before splitting in the core yard. A RC sample size of 2 to 4kg collected at the rig is considered appropriate and representative for the grain size and style of mineralisation. For DD Core, sample cutting is completed by extracting half core and lengths not exceeding 1.5 meters nor less than 0.4 meters is considered appropriate and representative. At the laboratory, the sample is dried, disaggregated, and jaw crushed to 3 mm sample. It is then pulverised to a nominal 95% passing 75µm using an LM2 pulveriser. Two pulp samples are taken for analysis and pulp storage. 8.2 Assay method and laboratory Assay services are provided by SGS Tarkwa laboratory, and they handle almost all exploration samples. As per assurance standards a percentage of samples are also sent to Intertek laboratory for Umpire laboratory testing. The laboratories are officially recognised by the South African National Accreditation System (SANAS) for meeting the requirements of the ISO/IEC 17025 standard for specific registered tests for the minerals industry. The accreditation number for SGS Tarkwa is T0638 and Intertek is ISO17025:2017. The SGS laboratory recently acquired and commissioned a sample preparation laboratory at the Iduapriem site to improve the turnaround time (TAT) for the mine. For both DD core and RC samples, the laboratory prepares the samples by drying the field sample at 105°C, crushing the entire sample to 75% passing 2mm, splitting to a 1.5 kg split using a riffle splitter or automatic rotary splitting device, then pulverising the 1.5kg split to 90 to 95% passing 75µm in a LM2™ mill. A 200g sub-sample is then collected from the 1.5kg split and the remaining material stored. RC and DD core samples are assayed using a 50g fire assay for gold which is appropriate for this style of mineralisation and measures total gold. All exploration samples are assayed by fire assay with AAS finish (50g charge, fire assay fusion, lead collection and AAS determination to 0.1 ppm). 8.3 Sampling governance Sample collection strictly adheres to AGA Sampling Guideline (AGA sampling guideline, 4), and collection controlled as per in-house sampling protocols and procedures which are aligned to AngloGold Ashanti standards and guidelines for sampling, assaying and QAQC. It involves the secure packaging, labelling and transportation of samples to laboratories. Laboratories send an electronic reconciliation of samples received. Thereafter, assay results are reported electronically and captured into the Core Fusion™ database. A full QA/QC program is in place to monitor the sampling process to ensure quality and assurance. This program includes: • Mass balance for RC sampling and core recovery measurements • Internal and external QAQC checks and analyses as per AngloGold Ashanti and in-house QAQC protocols. • Monitoring and supervision of drilling activities (quality assurance) by a dedicated geology representative. • Monitoring the Assay laboratories' performance (through regular audits and inspections).

AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 29 Iduapriem stores all samples securely on-site at the core shed and it is guarded by security 24/7. Samples are dispatched twice a day to the SGS Tarkwa laboratory at Ahwitieso which is 5km from the site. An SGS laboratory driver together with a sample bay attendant cross-checks the samples/submission sheet before it leaves. A waybill is also prepared by security to accompany the samples. Similar procedures are put in place when Intertek are picking samples from the core yard Due to unusual sample turnaround time (TAT) a mobile sample prep unit was established on-site to handle all RC samples to promote better controls on sample delivery and confidence in the assay results yielding better Mineral Resource and GC models. Samples are oven-dried at 105°C (rocks, drill cores and chip), and then crushed and milled. The pulps are then dispatched to SGS laboratory at Ahwitieso which is 5km from site for analysis. All field data is captured on paper log sheet and subsequently entered by data entry clerks under the supervision of the database administrator. Each section is signed off on completion by the data capture clerk and checked by senior geologists for consistency and errors on collar, surveys, Meta data, sample information, geological coding and sample QAQC insertion. User access to the database is regulated by specific user permissions. The database is backed up as part of the mine’s IT protocol and a copy is stored off site in Johannesburg. Annual audits of the laboratory are undertaken. Inhouse company sampling experts are used in these audits. The last audit was completed during 2021 by a sampling specialist from the head office. No material issues were identified, and numerous good practices were observed. Some recommendations were made around housekeeping, turnaround time, sample storage and CRM splitting. A recommendation was made to address the long TAT in previous audits, and it was subsequently motivated for Iduapriem to construct a sample mobile preparation unit (MSPU). This was approved in 2019 and resulted in current improvements in TAT from 5 to 3 days. 8.4 Quality Control and Quality Assurance The QAQC measures carried out include the routine insertion of QC materials into the sample stream. QC material comprised Certified Reference Materials (CRMs), blanks, field, and pulp duplicates and pulp reject repeats from previous sample submissions, as well as sieving analysis. The laboratory is required to analyse a quality control (QC) sample first; and then after assaying every seven samples, a QC sample must be inserted. QC samples are picked from a box of 100 QC samples in the proportion of 40% standards, 30% pulp repeats and 30% milled/fine blanks, with all these samples being blind to the laboratory. Note that a box of QC samples is prepared and sent to the laboratory prior to the regular samples. However, for Intertek laboratory QC insertions are done onsite. Less than 5% of samples generated annually are sent to Intertek for analysis and are mostly used for umpire checks. Standards, pulps, blanks, duplicates, and repeats from the laboratory are compiled periodically to determine the precision of results. If standards, pulps, or blanks deviate from expected values, then samples in close proximity to the deviating QC samples are re-analysed. Any deviation from the expected value requires re-analysis of a portion of the whole batch. The performance of the results of the certified reference materials (CRMs) received from the laboratory is the best value (BV) 2 standard deviation, i.e. the standard deviation as per the CRM certificate. Failure occurs when any of the CRM results in plots outside this range. Every quarter, 100 pulp samples from the pulp rejects are requested, re-labelled, and submitted for umpire analysis at Intertek Laboratory. Regular reviews of these QAQC procedures are carried out by the supervising geologists to ensure all procedures are followed and best industry practices are carried out. The quality and reliability of the assay data informing the Mineral Resource estimate are considered adequate with acceptable assay accuracy and precision as measured by the QAQC samples. 8.5 Qualified Person's opinion on adequacy In the QPs opinion, the sample preparation, analysis, and security procedures at Iduapriem are appropriate for use in the estimation of Mineral Resource. The analytical procedures, together with the independent quality assurance protocols are in line with industry best practice standards. AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 30 9 Data verification 9.1 Data verification procedures The Century™ borehole database database system (also known as Fusion™) was adopted in 2012 to store and manage all geological data. Data is validated during input and storage by the Resource Geologist for reporting and use in Mineral Resource modelling. The DHLogger™ tool allows drill hole (DH) to be created, loaded and validated. Once all DH attributes have been verified as correct and complete and compared with the raw data, the data is then sent back to Fusion™ for storage. Query Builder™ facilities are used for querying, graphing, and custom reporting, and this is done by the system administrator. Additionally, once all editing is done and assays imported from the laboratory results of the drill hole are sent into Fusion™. Such drill holes can no longer be manipulated and are therefore not susceptible to change errors. Assays and other drill hole attributes are exported into Datamine™ in CSV format for ore modelling. The exported files are de-surveyed to ensure no deviation or flaws occur and these are checked against the raw data by the exploration manager before the modelling process commences. The database used is user-friendly and with useful standard reports which can be customised to suit mine standards/reporting methods. This process secures and centralises all data and also Increases confidence in interpretations. The supervising geologist checks the planned and actual drill hole collars plotted to verify accurate locations. 9.2 Limitations on, or failure to conduct verification In the QP's opinion there is no limitations or failures that have a material impact. 9.3 Qualified Person's opinion on data adequacy The QP is of the opinion that the sample collection, preparation, analysis, and security used at Iduapriem are performed in accordance with exploration best practices and industry standards and are suitable for use in Mineral Resource estimation. In the QPs opinion, the drilling and sampling procedures at Iduapriem are robust, suitable for the style of mineralisation, and are at or above industry-standard practices. There are no drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of the results. 10 Mineral processing and metallurgical testing 10.1 Mineral processing / metallurgical testing The table below presents recovery factors per material type as the basis for the overall plant recovery in the business plan BUP 2022. This is based on historical plant data and test work on material from various ore sources. It must be emphasised however that, Iduapriem mine from the Tarkwaian ore body and material properties does not vary significantly. Basically, the ore body does not present any variation in mineralogy or properties and recovery factors do not significantly vary. Impact of reduction in residence time with the current 5.4 Mtpa plant and potential future 5.8 Mtpa plant on recovery will need be assessed. Ore Type 2014 2015 2016 2017 2018 2019 2020 2021 Rec % Rec % Rec % Rec % Rec % Rec % Rec % Rec % Ajopa Re-handle 94.5 94.4 94.7 95.8 95.8 95.8 96.2 95.45 Tarwaian- FGO Stockpile 94.5 94.4 94.7 95.8 94.5 95.8 96.2 95.45 Tarwaian- Block 5 94.5 94.4 94.7 95.8 94.5 95.8 96.2 95.45 AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 31 Grade recovery curve – Block 7&8 Cut 1 10.2 Laboratory and results SGS-Tarkwa is the analytical and testing laboratory for the mine. SGS is recognised as the global benchmark for quality and integrity. University of Mines and Technology (UMaT) is also used for small investigative programs, while Amtel laboratory is used for diagnostic leaching tests. Test work has been conducted to establish a grade recovery curve, upon which recovery predictions are based. Iduapriem ore is predominantly free milling with no deleterious element. The plant recovery is mostly impacted by particle liberation, residence time and reagent levels. 10.3 Qualified Person's opinion on data adequacy It is the opinion of the QP that the data is adequate for this Technical Report Summary. No unconventional analytical procedures were used in the analysis. 11 Mineral Resource estimates 11.1 Reasonable basis for establishing the prospects of economic extraction for Mineral Resource Gold (Au) is the only element estimated in Iduapriem’ s Mineral Resource models. No modifying factors are applied during the process of Mineral Resource estimation. Modifying factors are applied in converting the Mineral Resource to a Mineral Reserve. The reported Mineral Resource is deemed to have reasonable and realistic prospects for eventual economic extraction, as it is restricted to an optimised pit shell based on the costs and recoveries of the mine and a forward-looking Mineral Resource gold price of $1,500/oz. Grades, tonnages, and ounces are reported within the Mineral Resource shell above a cut-off grade based on the $1,500/oz gold price. The Mineral Resource is reported as both, inclusive and exclusive of the Mineral Reserve. The pit and mine designs are based on optimised pit shells at the Mineral Reserve gold price which take account of costs, recoveries, dilution etc. The open pit mining method is conventional load and haul. The current processing plant treats free-milling material from the open-cast mine, by a conventional crush- SAG-Ball milling circuit and CIL recovery. Currently geometallurgical orientation and test work at Iduapriem is in progress to establish geometallurgical model for the mine in the next two years. The surface infrastructure associated with Iduapriem's operation includes a primary crusher, overland conveyor, CIL processing plant next to the main offices building, tailings storage facility, and two camp areas for contractors and company employees. Tarkwa Town is also adjacent to the tenement. Power is obtained from the Ghana grid. Current government agreements seek to ensure constant power to the site. AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 32 All government permits are in place, with the site permit requirements regularly reviewed. The Iduapriem mining leases expired during 2018 and 2019, but renewal applications were in place prior to their expiry. All license extensions were approved with their validity now extending to February 2035. A new Environmental Management Plan (EMP) has been submitted to the government and has been approved for the mining leases. There are no anticipated environmental or social factors that are a risk to the eventual economic extraction of the declared Mineral Resource and Mineral Reserve. Costs for environmental rehabilitation and social sustainability projects are included in the optimisation cost model and included in the modifying factors. The gold price for Mineral Resource and Mineral Reserve is provided by AngloGold Ashanti's Mineral Resource and Ore Reserve Steering Committee. The prices are selected based on historic data and a view taken on the future gold prices, but at such a level to provide enough economic margin for the operation. A gold price of $1,500/oz is assumed for the Mineral Resource. Gold price and cost assumptions are in line with the Guidelines for Reporting which are considered appropriate. The main commodity produced at Iduapriem is gold and the prices are determined by the market. The mining operating for 2021 without rehandling is $2.99 /ton and with rehandling is $3.06/ton. Iduapriem capital for 2021 is approximately $103M. The table below shows the capital and operating costs for the life of the operation. Power reliability, slope/high wall stability (rockfall potential), and inrush/inundation (flooding of pits, TSFs, and infrastructure) are considered potential risks. Mitigation plans are in place to manage these risks. However, there are no unmanaged risks that the mine is aware of that would prevent the extraction of the planned mineralisation, although power reliability from the Ghana electricity grid remains a concern. Normal mining risks such as pit slope stability, pit flooding, and tailings dams are part of an extensive mine- managed risk program. The concept of future economic extraction relies on a upside gold price assumption ($1500/oz) and the conversion of Mineral Resource to Mineral Reserve. An annual exploration budget is included in the mine's business plan for the purposes of converting Inferred to Indicated Mineral Resource. Additionally, Iduapriem continually reviews its Mineral Resource inventory and writes off any Mineral Resource thought to not be mineable at some stage in the future. The Guidelines for Reporting call for a Mineral Resource review and write-off towards the end of a mine’s life when it becomes clear that there is no longer a prospect of extraction for the remaining Mineral Resource.

AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 33 The Mineral Resource statements include Measured, Indicated, and Inferred Mineral Resource. All references to Mineral Resource and Mineral Reserve are stated in accordance with S-K 1300 and all ounces referred to in this document are Troy ounces, defined as 31.103475 grams. For this S-K 1300 report all Mineral Resource is quoted as exclusive Mineral Resource unless otherwise stated. 11.2 Key assumptions, parameters and methods used Mineral Resource is exclusive of Mineral Reserve in this Technical Report Summary. The Mineral Resource exclusive of Mineral Reserve ("exclusive Mineral Resource") is defined as the Inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied. The exclusive Mineral Resource consists of the following components: • Inferred Mineral Resource, including that within the Mineral Reserve design or stope shape. • Mineral Resource that sits above the Mineral Resource cut-off grade but below the Mineral Reserve cut-off grade that resides within the defined Mineral Reserve volume. • Mineral Resource that lies between the LOM pit shell/mine design and the Mineral Resource pit shell/mine design (this material will become economic if the gold price increases). • Mineral Resource where the technical studies to engineer a Mineral Reserve have not yet been completed. All information included within this technical report summary is effective as of 31 December 2021. Mineral Resource is either reported in situ for the block modelled Mineral Resource, or for broken material for stockpiles or heap leach material. All reports are generated directly from the Datamine™ modelling software package used. All block model reports are generated using the ordinary kriging value which is combined with other attributes flagged within the model depending on the purpose of the report. In the case of Mineral Resource models, different attributes are used to report the Mineral Resource depending on the purpose of the report. All reports required are completed only within the mineralisation wireframe domains. The cut-off grade selected for limiting each of the Mineral Resource estimates corresponds to the in situ marginal cut-off grade using a gold price of $1,500/oz. For the open pit Mineral Resource, the pit shell selected for limiting each of the Mineral Resource estimates corresponds to a gold price of $1,500/oz. As a result of the optimisation process, this pit shell selection will result in the highest undiscounted net present value of the deposit, at $1,500/oz. All open pit Mineral Resource is estimated within a $1,500 pit shell and at variable economic cut-off grades depending on the deposit. The Mineral Resource tonnages and grades are estimated and reported in situ and stockpiles are reported as broken material. The following parameters have been used to determine the economic viability of the Mineral Resource at $1,500/oz. AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 34 Parameters under which the Mineral Resource was generated are outlined in the table below. Cost inputs Unit Block 7&8 Cut 2a Block 7&8 Cut 2b Block 7&8 Cut 2c Block 7&8 Cut 5a Block 7&8 Cut 5b Block 7&8 Cut 6 Ajopa Blk 5 Ore Mined k tonnes 5,537,578 4,649,119 6,202,182 4,688,591 8,850,663 9,794,352 3,699,135 5,147,168 Waste Mined k tonnes 15,384,238 24,220,238 39,427,022 47,674,455 67,182,807 56,825,798 33,507,400 18,164,861 Total material mined k tonnes 20,921,816 28,869,356 45,629,205 52,363,046 76,033,470 66,620,149 37,206,535 23,312,029 Stripping ratio t:t 2.78 5.21 6.36 10.17 7.59 5.80 9.06 3.53 Costs Ore Mining cost $/tonne mined 2.41 2.41 2.41 2.41 2.41 2.41 2.01 1.96 Waste mining cost $/tonne mined 2.41 2.41 2.41 2.41 2.41 2.41 2.01 1.96 Processin g Cost $/tonne treated 15.24 15.24 15.24 15.24 15.24 15.24 15.24 15.24 G&A $/tonne treated 6.75 6.75 6.75 6.75 6.75 6.75 6.75 6.75 Other Parameters Met. Recovery % 95.85% 95.85% 95.85% 95.85% 95.85% 95.85% 95.85% 95.85% Slope angles degree 62.5 62.5 62.5 62.5 62.5 62.5 43 / 60 38 / 48 Mineral Resource cut-off grade g/t 0.45 0.45 0.45 0.45 0.45 0.45 0.50 0.45 Mineral Resource price $/oz 1500 1500 1500 1500 1500 1500 1500 1500 The geological model for each orebody comprises 3D wireframes of the faults and of the various conglomerate reefs (A-D) that host the gold mineralisation. In some cases, late barren dolerite intrusions are also modelled as 3D wireframes. The interpretations are completed using geological mapping drill hole grades, lithology logs, and structural measurements. The drill samples are composited to 1m intervals honouring the geological boundaries, as 1m is the prevailing length of sampling. Grade capping is applied to control the influence of extreme values within the reefs. The capping is kept to a minimum, generally not exceeding 0.05% of the samples within each estimation domain. The various sub-units within conglomerate reefs are treated as separate estimation domains. Semi-variograms are modelled from the composited samples of each estimation domain. The grade estimation is done by ordinary kriging. No recoverable model is generated due to the fact that the reefs are not mined selectively and therefore only the ordinary kriged block grade is used for optimisation. The estimation panel block sizes for ordinary kriging are between 20x20x24m to 25x25x24m to optimally suit the sampling grid used in the delineation of the Indicated Mineral Resource. Sub celling of 2.5m x 2.5m x 1m to 2.5m x 2.5m x 3m is used to ensure the geological model is captured in the block model with sufficient resolution. Estimation search parameters are optimised for each domain to ensure robust estimates, with particular attention paid to the reduction of negative kriging weights, and improvement in the slope of regression and kriging efficiency. RC chips and DD core samples have been photographed and logged geologically and geotechnically to levels of detail that support Mineral Resource and Mineral Reserve estimation. The geological logs include lithology, alteration, weathering, mineralisation style, etc. Geotechnical quantitative logging includes strength quality, matrix, and fracture characterisation. Exploration at Iduapriem is constrained by surrounding communities' infrastructure and agricultural activities. Compensation procedures are in place to mitigate that risk. AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 35 Geological continuity of the gold-bearing conglomerate reefs is considered exceptional with the reefs consistently developed. The reefs are only disturbed by occasional faulting. All major faults are modelled, and, in some cases, drill density is increased along faults in order to improve the confidence in their placement. Densities are allocated from tests conducted on drill hole samples. Grade and tonnages are estimated from these block models that are constrained within an optimised pit shell at the Mineral Resource gold price. Full grade ore and marginal stockpiles are surveyed monthly to validate tonnage measurements. Grade estimates for these stockpiles are based on RC grade control drilling from the individual pits mined. Old, historical stockpiles have been drilled and sampled with the results used to assign grades. These stockpiles are reported as part of the Mineral Resource for material above the economic cut-off grade at the Mineral Resource gold price. Iduapriem inclusive Mineral Resource grade and tonnage curve 11.3 Mineral Resource classification and uncertainty After consideration of sampling techniques, data quality, and estimation techniques, the Mineral Resource is classified according to the AngloGold Ashanti standard 15% error at 90% confidence rule, which is in line with industry standards and international reporting codes. This classification technique provides an average grade above the cut-off estimate with less than 15% relative error at 90% confidence. A Measured Mineral Resource is expected to be within 15% of the estimated metal at least 90% of the time for quarterly mining volumes, while for an Indicated Mineral Resource this criterion must apply for annual mining volumes. For Inferred Mineral Resource the error may be greater than 15%, 90% of the time for annual mining volumes. Classification studies are conducted for the various Iduapriem orebodies. These studies apply the above-mentioned criteria to determine appropriate drill hole spacing for the various Mineral Resource confidence categories. Based on the outcomes of the studies, the Measured Mineral Resource category is defined at 25m by 25m spacing (Block 7 and 8, and Block 5) and for stockpiled material. The Indicated Mineral Resource category is at 50m x 50m (Block 5, Ajopa and Block 3W) and at 100m x 50m (Block 7 and 8, and Block 1). The Inferred Mineral Resource category is defined at 100m x 100m (Ajopa and Block 3W), 120m x 120m (Block 5) and 150m x 100m (Block 1 and Block 7 and 8). AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 36 The sources of uncertainty in the estimates originate from sampling uncertainty, logging uncertainty, geological modelling (structural, stratigraphic, and ore body), and estimation uncertainty (gold grade and density). The quality of sampling and QAQC is of a high standard and is deemed to serve as a low source of uncertainty. The uncertainty in the definition of the mineralised zones is very low due to the well-defined reefs and the distinctiveness of the lithological units. Additionally, complex areas are identified and here drill hole spacing increased to improve the data spacing for interpretation. The uncertainty in geological modelling varies across the orebodies with the most complex deposits being Block 1 and Block 3W to 4S, Block 7 and 8 is of medium uncertainty, and Block 5 and Ajopa of low uncertainty. Due to the consistency in gold mineralisation and reefs tenor, and robustness of the ordinary kriging the uncertainty in estimation is deemed to be low. No estimation of density has been conducted on any of Iduapriem ore bodies in 2021 and hard coded values are used based on the test work done. While this is considered to be of low risk to the mineralised tonnage, all possible steps are in place in place to initiate ongoing measurement. In the QP’s opinion, there are no significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information, Mineral Resource, or Mineral Reserve estimates. A factor that affects the convertibility of the Mineral Resource to Mineral Reserve and is considered of importance is the minimum mineable thickness of some of the reef units, for example, the D reef is mostly unmineable, however, it forms a very small portion of the Mineral Resource. In some orebodies, thin parts of A reef become sub-economic. 11.4 Mineral Resource summary The parameters used to generate the $1500 shell and relevant cut-offs for each of the project areas are outlined in section 11.2. Exclusive gold Mineral Resource Iduapriem Tonnes Grade Contained gold as at 31 December 2021 Category million g/t tonnes Moz Ajopa Measured - - - - Indicated 3.86 1.25 4.84 0.16 Measured & Indicated 3.86 1.25 4.84 0.16 Inferred 4.16 1.40 5.82 0.19 Block 1 Measured - - - - Indicated 7.47 1.81 13.55 0.44 Measured & Indicated 7.47 1.81 13.55 0.44 Inferred 0.09 1.61 0.14 0.00 Block 3W Measured 0.65 1.04 0.67 0.02 Indicated 0.58 1.15 0.67 0.02 Measured & Indicated 1.23 1.09 1.34 0.04 Inferred 0.32 1.18 0.38 0.01 Block 5 Measured - - - - Indicated 1.75 1.11 1.95 0.06 Measured & Indicated 1.75 1.11 1.95 0.06 Inferred 0.38 1.31 0.50 0.02 Blocks 7 and 8 Other Measured - - - - Indicated 21.43 1.54 33.03 1.06 Measured & Indicated 21.43 1.54 33.03 1.06 Inferred 17.87 1.59 28.47 0.92 Blocks 7 and 8 Cut 2A Measured - - - - Indicated 0.05 0.51 0.02 0.00 Measured & Indicated 0.05 0.51 0.02 0.00 Inferred - - - - Blocks 7 and 8 Cut 2B Measured - - - - Indicated 0.10 0.49 0.05 0.00 Measured & Indicated 0.10 0.49 0.05 0.00 Inferred 0.01 1.88 0.02 0.00

AngloGold Ashanti Iduapriem - 31 December 2021

Blocks 7 and 8 Cut 2C	Measured	-	-	-	-
	Indicated	0.15	0.51	0.07	0.00
	Measured & Indicated	0.15	0.51	0.07	0.00
	Inferred	1.19	1.72	2.06	0.07
Blocks 7 and 8 Cut 5A	Measured	-	-	-	-
	Indicated	0.14	0.52	0.07	0.00
	Measured & Indicated	0.14	0.52	0.07	0.00
	Inferred	-	-	-	-
Blocks 7 and 8 Cut 5B	Measured	-	-	-	-
	Indicated	0.19	0.51	0.10	0.00
	Measured & Indicated	0.19	0.51	0.10	0.00
	Inferred	0.55	1.75	0.96	0.03
Blocks 7 and 8 Cut 6	Measured	-	-	-	-
	Indicated	0.13	0.51	0.07	0.00
	Measured & Indicated	0.13	0.51	0.07	0.00
	Inferred	0.01	1.10	0.02	0.00
Iduapriem Stockpile (other)	Measured	-	-	-	-
	Indicated	5.54	0.41	2.28	0.07
	Measured & Indicated	5.54	0.41	2.28	0.07
	Inferred	2.76	0.68	1.88	0.06
Iduapriem Stockpile (marginal ore)	Measured	0.88	0.50	0.43	0.01
	Indicated	-	-	-	-
	Measured & Indicated	0.88	0.50	0.43	0.01
	Inferred	-	-	-	-
Total	Measured	1.52	0.72	1.10	0.04
	Indicated	41.39	1.37	56.69	1.82
	Measured & Indicated	42.91	1.35	57.80	1.86
	Inferred	27.34	1.47	40.24	1.29

11.5 Qualified Person's opinion

The QP is not aware of any environmental, permitting, legal, title, socioeconomic, marketing, metallurgical, taxation or other relevant factors, which could materially affect the Mineral Resource estimate.

12 Mineral Reserve estimates

12.1 Key assumptions, parameters and methods used

The following points give a brief summary of the key assumptions in determine the Mineral Reserve. AGA's Mineral Reserve process is part of the Business Planning Process, and the study confidence level must be at least at a PFS level. Costs assumptions come from finance and gold prices comes from corporate office, geological Mineral Resource models come from geology, geotechnical parameters comes from geotechnical department, process recoveries (parameters) come from process department and other consideration such as environmental constraints are also supplied.

The Mineral Reserve is quoted as of 31 December 2021, and it is quoted as delivered to the processing facility. The Mineral Reserve uses actual depletions to the end October 2021, and forecast depletions for the remainder of the year. All ore loss and dilution factors are included.

The economic analysis of the life of mine used a discount rate of 8.3%. The cut-off grade is based on a gold price of $1,200/oz, while current spot gold prices are approximately 31% above this price at the time of this report.

- Gold price: $1,200
- Royalty: 5%
- Selling price: $6.69/oz
- Metallurgical recovery: 95.85%
- Open pit mining cost: $3.29/t mined
- Mine closure: $0.23/t treated
- Processing: $15.24/t treated

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AngloGold Ashanti Iduapriem - 31 December 2021

- G and A: $6.75/t treated
- Block 7&8 and Ajopa Dilution 0%, Ore loss 4%
- Block 5 Dilution 6% and Ore loss 2%
- Stay in business capital (SIBC): $2.96/t treated

Key changes in the Iduapriem Total Proven and Probable Mineral Reserve are listed below:

- 0.054k oz increase due to operational changes (Recategorisation of Cutbacks).
- 0.144k oz increase due to changes in exploration.
- 0.078k oz increase due to cost (Long Term mining contract)

Iduapriem Mine is an open pit operation making use of conventional drilling, blasting, loading and hauling activities to extract the mineralised body to a designated area. Mining areas are accessed via pit ramps. A three-year outlook of Iduapriem's statistics shows an average of 16M bank cubic metres (BCM) which is equivalent to 47 Mt of total material moved per year (5.6Mt of mined ore, 5.4Mt of treated ore and 250koz of produced gold per year). The mine currently has four active pits namely Block 7 and 8, Ajopa, Block 3 and Block 5 with Block 7 and 8 (the main pit) contributing about 70% of the total Mineral Reserve. At every point in time, Block78 pit is accompanied by a satellite pit (Ajopa, Block 3 or Block 5) to achieve the optimum feed for the plant. The Mineral Reserve is estimated within mine designs, based on modifying factors, actual mining and detailed analysis of cut-off grade, geotechnical, environmental, productivity considerations and the requirements of the mining fleet. The ramps are designed with a 25-meter width at a 10% gradient.

A mining recovery factor (MRF) of 96.0% is applied to the standard orebody models by reducing all block grades by 4.0% and 100% mining tonnage factor, which are based on reconciliation over a three-year period.

The modifying factors provided and applied to account for ore loss and dilution are:

- RRF - Resource Reconciliation Factor - (Mineral Resource model to Mineral Reserve Model) - 100%
- MRF - Mining Reconciliation factor- (dilution and ore loss) has been applied per pit due to historical data.
- Block 7 and 8 and Ajopa have 100% MRF on tonnes and 4% discount on grade. Block 5 has 94% MRF on tonnes and 98% on grade
- MCF - Mine Call Factor - (plant received to plant accounted) -100%

All Measured and Indicated Mineral Resource within the pit designs which were developed from optimised shells have been classified as Proven and Probable Mineral Reserve respectively.

None of the Inferred Mineral Resource have been included in the Mineral Reserve, however, 5% of Inferred Mineral Resource which are pockets within the pit design are in the business plan and an infill drilling program is in place to convert to Indicated Mineral Resource with the intention of generating Mineral Reserve during the period of mining. Mineral Resource models are engineered to create Mineral Reserve by using whittle pit optimisations where the above-mentioned modifying factors are applied. Thereafter, the Mineral Reserve are scheduled within the designed pit to produce the business plan.

Pit designs are carried out using DataMine™ and are done to reconcile +/- 5% from the optimised pit shells.

Iduapriem's ore bodies are mined using the conventional open pit activities which respects a minimum mining width of 40 meters. Ramps are constructed at 25 meters and a gradient of 10%. Mine is carried out by a contractor (AMAX) with a mixed fleet of CAT 6030 (x1), Komatsu PC 3000 (x1), CAT 6020 (x2), CAT 6015 (x1), CAT 785's (9) and CAT 777E (13) and Komatsu (3) dump trucks. Equipment has been planned at an effective utilisation of 63%. Historically, Iduapriem is a 13Mbcm operations, operations have however ramped up to 17.2Mbcm in 2021 and 18Mbcm from 2022 through LOM. The ramp up is necessary because over the years, waste has been deferred and now to supply the plant with consistent and quality ore to sustain an average of 250koz over LOM.

Grade control drilling is done in-house using a RC drill rig. All the drill cuttings are collected via the cyclone mounted on the rig in a large plastic bag. Pre-written sample bags are placed by each peg for drilling to commence, these sample bags are checked again before use.

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AngloGold Ashanti Iduapriem - 31 December 2021

Approximately 30kg or 1m composite samples are collected and split using a riffle splitter. Theoretically, a 10% split is collected as the primary sample and the 90% reject sample occasionally re-split after every 25 samples to obtain a field duplicate. Some portions of each 1m sample are sieved in a bucket of water to obtain the rock chips for geological logging. The hole number, bench, dip, depth, azimuth, sampler, date, etc. are recorded on the drilling log sheet. A sample of the rock chips is kept in a plastic tray for sorting and further check when anomalies occur in assay results.

Samples are assayed by SGS Laboratories (Ghana) Limited (SGS) based in Tarkwa and use the Aqua Regia analytical method.

Geotechnical services for slope wall monitoring, drilling, and data analysis are carried out by site staff with support from the corporate office.

The commodity price of $1,200/oz has been used for the pits optimisation for Mineral Reserve. Other factors such as cut-off grade, MRF, metallurgical recovery, depend on each pit/cut. Below are the tables showing the detailed modifying factors for each pit.

Mineral Reserve Modifying factors (table 1)

as at December 2021	Primary Commodity Price ($/oz)	Cut-off grade (g/t)	% RMF (based on tonnes)	% RMF (based on g/t)
Ajopa	1,200	0.85	100.0	100.0
Block 5	1,200	0.80	100.0	100.0
Blocks 7 and 8 Cut 2A	1,200	0.80	100.0	100.0
Blocks 7 and 8 Cut 2B	1,200	0.80	100.0	100.0
Blocks 7 and 8 Cut 2C	1,200	0.80	100.0	100.0
Blocks 7 and 8 Cut 5A	1,200	0.80	100.0	100.0
Blocks 7 and 8 Cut 5B	1,200	0.80	100.0	100.0
Blocks 7 and 8 Cut 6	1,200	0.80	100.0	100.0
Iduapriem Stockpile (full grade ore)	1,200	0.80	100.0	100.0
Iduapriem Stockpile (other)	1,200	0.60	100.0	100.0
Iduapriem Stockpile (marginal ore)	1,200	0.60	100.0	100.0

Mineral Reserve Modifying factors (table 2)

as at December 2021	% MRF (based on tonnes)	% MRF (based on g/t)	% MCF	% MetRF
Ajopa	100.0	96.0	100.0	95.9
Block 5	94.0	98.0	100.0	95.9
Blocks 7 and 8 Cut 2A	100.0	96.0	100.0	95.9
Blocks 7 and 8 Cut 2B	100.0	96.0	100.0	95.9
Blocks 7 and 8 Cut 2C	100.0	96.0	100.0	95.9
Blocks 7 and 8 Cut 5A	100.0	96.0	100.0	95.9
Blocks 7 and 8 Cut 5B	100.0	96.0	100.0	95.9
Blocks 7 and 8 Cut 6	100.0	96.0	100.0	95.9
Iduapriem Stockpile (full grade ore)	100.0	100.0	100.0	93.0
Iduapriem Stockpile (other)	100.0	100.0	100.0	93.0
Iduapriem Stockpile (marginal ore)	100.0	100.0	100.0	93.0

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AngloGold Ashanti Iduapriem - 31 December 2021

12.2 Cut-off grades

The cut-off grades were re-estimated for each pit for the 2021 Mineral Reserve statement. These were based on a $1,200/oz gold price for all the pits. Other parameters used include royalties, dilution, processing costs, recoveries, general and administration costs, and ore mining costs as in sections 20 and 21.

Hereunder is the formula used to determine cut-off grade for full grade ore:

Full Grade Ore (FGO)
- FGO (Full Grade Ore) cut-off is the breakeven grade where COST is representative of ALL cost to carry the full operation (excluding direct mining cost), and REVENUE is at the Reserve/Planning gold price.
$g = \frac{Cp + Ca + Cr + Cmf + Com + Csibc + Cmc}{m * r * (P - Cs)}$
- Where: - r is the metallurgical recovery (%) - m is the mine call factor - MCF (should use 100 %) - P is the gold price in $ / oz - Cs is the cost of selling gold (refining, royalties, Management Fees) in $ / oz - Cp is the total Processing Costs (Fixed & Variable) in $ / t treated - Ca is Administration & General (including attributable off-site costs) cost in $ / t treated - Cr is the cost to rehandle ore from stockpiles or distant pits in $ / t treated - Cmf is Mining, Contractor (<10 %) and Geology Fixed cost in $ / t treated - Com is the difference between ore and waste mining cost (also called ore premium) in $ / t treated - Csibc is non-mining stay in business capital & items of a capital nature in $ / t treated over life of mine - Cmc is Mine Closure cost incurred during the life of mine in US$ / t treated

The Mineral Reserve are based on a marginal cut-off grade. Mineral Resource contained within the final pit designs were estimated against these cut-off grades to produce the open pit Proven and Probable Mineral Reserve. Cut-off grade sensitivities were done by adjusting the gold price to determine impact. Hereunder is the formula used to determine cut-off for marginal ore:

Marginal Ore (MO)
- MO (Marginal ore) cut-off is the breakeven grade where COST is representative of the REDUCED COST that will be experienced after mining, and REVENUE is at the Reserve/Planning gold price.
$Mar = \frac{Cp + Ca + Cr + Cmf}{m * rmo * (P - Cs)}$
- Where: - COST to conform to the MO treatment after mining strategy - Cp is the total Processing Costs (Fixed & Variable) as adjusted for full MO treatment in $ / t treated - Ca is the reduced Administration & General cost as will be required during MO treatment only in $ / t treated - Cr is the cost to rehandle ore from stockpiles or distant pits in $/t treated at 100 % rehandle - Cmf is Mining and Geology Fixed cost required for remaining work (stockpile control, survey, planning) in $ / t treated - rmo is the metallurgical recovery at MO (low) grade

An marginal cut-off grade is a grade at which cost equals revenue and mining cost is excluded.

The following assumptions are made:

- At the time of processing when cut-off grades need to be determined, mining cost is a sunk cost (i.e., when the truck arrives at the pit edge/surface) and this cost not included in the cut-off grade calculation.
- When treating ore (directly or later from stockpiles), mining has already been paid for and therefore this cost is not included in the cut-off grade calculation.
- Mining cost is used in determining the pit shell
- The Lerch Grossman (LG) optimisation ensures that no uneconomical ore will be mined overall
- Up front or project capital cost is excluded
- Cut-off grades are rock-type and pit specific

A summary table of cut-off grades per pit is given in Section 12.1.

12.3 Mineral Reserve classification and uncertainty

The current Mineral Resource models for each deposit were obtained from the mine's geology department and signed off by the senior manager – geology (who is the QP for the Mineral Resource).

30 March 2022 40

AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 41 They are used to update the mine planning process and for quoting the year end Mineral Resource and Mineral Reserve. Updated models for Block 7 and 8, Ajopa and Block 5 have been used. Additional Mineral Resource drilling was incorporated into the updated models. All Mineral Resource models used in the Mineral Reserve estimations are 3d block models (kriged models). Prior to optimisation, waste dumps and in-pit back fill were added, and the models were depleted to end of October 2021 month face position for active pits. The remaining mining for the year is estimated and used to deplete the reported numbers. The Mineral Resource are quoted as both exclusive (additional to) and inclusive of, the Mineral Reserve as per the Guidelines for Reporting. Mineral Resource are inclusive of Mineral Reserve for the JSE report and exclusive of Mineral Reserve for the SEC report. All Probable Mineral Reserve has been derived from Indicated Mineral Resource. All Proven Mineral Reserve is held within stockpiles. Stockpiles only contain Measured Mineral Resource. All the reported in pit Mineral Reserve is classified as Indicated Mineral Resource. All Measured Mineral Resource was converted to Proven Mineral Reserve and Indicated Mineral Resource to Probable Mineral Reserve. 12.4 Mineral Reserve summary The only commodity Iduapriem declares is gold which has been estimated at a Mineral Reserve planning gold price of $1,200/oz as specified in the Guidelines for Reporting. The Mineral Reserve for Iduapriem were re-evaluated as of 31st December 2021 using updated economic factors, latest Mineral Resource models, geological, geotechnical inputs and latest metallurgical updates. The Iduapriem open pit has been estimated to contain 2.15Mt (0.05Moz) of Proven Mineral Reserve, and 57.25Mt (2.58Moz) of Probable Mineral Reserve at grades of 1.36g/t. With caution AngloGold Ashanti uses Inferred Mineral Resource in its Mineral Reserve estimation process and the Inferred Mineral Resource is included in the pit shell or underground extraction shape determination. As such the Inferred Mineral Resource may influence the extraction shape. The quoted Mineral Reserve from these volumes includes only the converted Measured and Indicated Mineral Resource and no Inferred Mineral Resource is converted to Mineral Reserve. Gold Mineral Reserve Iduapriem Tonnes Grade Contained gold as at 31 December 2021 Category million g/t tonnes Moz Ajopa Proven - - - - Probable 3.33 1.68 5.59 0.18 Total 3.33 1.68 5.59 0.18 Block 5 Proven - - - - Probable 4.98 1.35 6.73 0.22 Total 4.98 1.35 6.73 0.22 Blocks 7 and 8 Cut 2A Proven - - - - Probable 5.54 1.67 9.26 0.30 Total 5.54 1.67 9.26 0.30 Blocks 7 and 8 Cut 2B Proven - - - - Probable 4.64 1.66 7.70 0.25 Total 4.64 1.66 7.70 0.25 Blocks 7 and 8 Cut 2C Proven - - - - Probable 5.02 1.67 8.37 0.27 Total 5.02 1.67 8.37 0.27 Block 7 and 8 Cut 5A Proven - - - - Probable 4.69 1.54 7.22 0.23 Total 4.69 1.54 7.22 0.23 Blocks 7 and 8 Cut 5B Proven - - - - AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 42 Probable 7.79 1.53 11.93 0.38 Total 7.79 1.53 11.93 0.38 Blocks 7 and 8 Cut 6 Proven - - - - Probable 9.78 1.48 14.47 0.47 Total 9.78 1.48 14.47 0.47 Iduapriem Stockpile (full grade ore) Proven 1.56 0.69 1.07 0.03 Probable - - - - Total 1.56 0.69 1.07 0.03 Iduapriem Stockpile (other) Proven - - - - Probable 5.26 0.74 3.88 0.12 Total 5.26 0.74 3.88 0.12 Iduapriem Stockpile (marginal ore) Proven 0.59 0.66 0.39 0.01 Probable 6.23 0.67 4.17 0.13 Total 6.82 0.67 4.56 0.15 Total Proven 2.15 0.68 1.46 0.05 Probable 57.25 1.39 79.32 2.55 Total 59.40 1.36 80.78 2.60 The reference point for the Mineral Reserve is the point where the run of mine material is delivered to the processing plant, and it is quoted at 31 December 2021. 12.5 Qualified Person’s opinion The Mineral Reserve for Iduapriem Gold Mines were re-evaluated as of 31st December 2021 using updated economic factors, latest Mineral Resource models, geological, geotechnical inputs and latest metallurgical updates. The Iduapriem Mine open pit has been estimated to contain 2.15Mt (0.05Moz) of Proven Mineral Reserve, and 57.25Mt (2.58Moz) of Probable Mineral Reserve at grades of 1.36g/t. A stable and good reconciliation history of production against the Mineral Reserve estimates shows low risks in achieving the Mineral Reserve estimates during production. 13 Mining methods Iduapriem is an open pit mine and the mining is done using two independent mining contractors. The waste stripping is scheduled to be mined at a rate of 45.2 million tonnes for 2022 and ramps up to 47.6 million tonnes over LOM. The stripping is carried out using a mixed fleet of 18 CAT 785 x 13 CAT 777E and 3 Komatsu dump trucks, 2 X CAT 6020B, 1 x CAT 6030 excavator, and 1 X CAT 6015 and 1 x PC 3000. The ore will be transported to the ROM Pad using the existing haul roads and sized with the current crushing infrastructure. The waste will be transported to the existing waste dumps which have the capacity for the plan within the LOM which supports the Mineral Reserve statement. It must be noted that all the activities will be done using the current haul road within the Teberebie and Iduapriem operational areas without any new disturbance of vegetation. Iduapriem uses conventional open pit mining techniques making use of drilling, blasting, loading, and hauling activities. Where required, pits are staged into phases to enable consistent and quality ore delivery to the plant and to synchronise updated designs into current mining operations. Through it all, optimum pit outlines from optimisation and geotechnical assumptions are respected during pit design which uses Datamine™ Software. Practical mining parameters such as minimum mining width (40m), maximum bench heights (9), and catchment berms (13.2) are also considered. Ramp widths of 25m are designed to accommodate the passing of two of the biggest trucks on-site while also making provisions for drainages and safety berms. During designing, the Mineral Resource model is used as a guide to ensure maximum capture of the ore reefs whilst respecting the optimal pit outline. The dilution and ore losses are applied in the Mineral Reserve after scheduling. Blast-hole drilling is carried out by using down-the-hole rigs to create drill holes in the ground which are then loaded with explosives and blasted to fragment the ground. Once blasting is carried out, the blasted rock is levelled, and the ore reefs flagged for mining. After the ore mark out, visual control is used to AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 43 compliment the ore mark out for effective and efficient mining to get the ore-bearing rock to the right destination. Grade control drilling is done in-house using a RC drill rig. All the drill cuttings are collected via the cyclone mounted on the rig in a large plastic bag. Pre-written sample bags are placed by each peg for drilling to commence, these sample bags are checked again before use. Approximately 30kg or 1m composite samples are collected and split using a riffle splitter. Theoretically, a 10% split is collected as the primary sample and the 90% reject sample occasionally re-split after every 25 samples to obtain a field duplicate. Some portions of each 1m sample are sieved in a bucket of water to obtain the rock chips for geological logging. The hole number, bench, dip, depth, azimuth, sampler, date, etc. are recorded on the drilling log sheet. A sample of the rock chips is kept in a plastic tray for sorting and further check when anomalies occur in assay results. Samples are assayed by SGS Laboratories (Ghana) Limited (SGS) based in Tarkwa and use the Aqua Regia analytical method. Geotechnical services for slope wall monitoring, drilling, and data analysis are carried out by site staff with support from the corporate office. The average metal loss for the past 3 years due to dilution and ore loss is 4% and metallurgical recovery has increased from 94.5% to 95.85% after a plant recovery project which converted the treatment process from Carbon in Pulp (CIP) to Carbon in Leach (CIL). The total workforce including contractors on site is 2,455 with an annual mining production rate of 47.12 Mtpa and treatment rate of 5.4 Mtpa. Year on year, LOM material movement averages approximately 16Mbcm with expected mining life to 2029 and Mine Life to 2033. All design and scheduling work have been undertaken to an appropriate level of detail by experienced engineers using appropriate mine planning software. The planning process uses appropriate modifying factors and the use of cut-off grades and other technical-economic assumptions. In presenting the Mineral Reserve statements and associated sensitivities the following applies: • The Measured and Indicated Mineral Resource is inclusive of that Mineral Resource modified to produce Mineral Reserve • All Mineral Reserve is quoted as at 31st December 2021 • All Mineral Reserve is quoted at a gold price of $1,200/oz • All Mineral Reserve is quoted in terms of Run-of-Mine (ROM) grades and tonnage as delivered to the metallurgical processing facilities and are therefore fully diluted • Mineral Reserve statements include only Measured and Indicated Mineral Resource modified to produce Mineral Reserve, and contained in the LOM plan • All references to Mineral Resource and Mineral Reserve are stated in accordance with S-K 1300 • All ounces referred to in this document are Troy ounces, defined as 31.103475 grams. 13.1 Requirements for stripping, underground development and backfilling The current slope monitoring procedures in place are: • Physical inspection: done to check tension cracks, and deviations that may be due to blasting and other operational activities on the pit high walls slopes • GroundProbe Radar monitoring: to check any movement on the walls and if the movement exceeds threshold. When exceedances occur, it is communicated, and all pit users are cleared. • The GeoMos prism monitoring tools are being used. • Hydra-X, a mobile and handy tool is to be implemented for slope monitoring soon; this can be carried to different locations as and when needed for monitoring. All hazards are updated regularly on the Geotechnical hazard map for individual pits and communicated to pit users. Hazard inductions are done for the pit users. Where hazards can be controlled or eliminated, they are fixed to reduce threats within the operational areas. Walls are cleaned to remove all loose rocks from the slope faces to minimise rock fall from heights. AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 44 According to the latest business plan for Iduapriem, the mine will deliver ore in the following proportions: 60% from Teberebie Block 7&8 (Cut 2) and 40% from Block 5. The general Dewatering Strategy will be: • All active pits in 2022 will have at least 2 mining levels with at least 9m height difference • At least two Diesel pumps (MF420 + Sykes) will lift water from Block 7&8 Cut 3 permanent sump into the stage tank while one (MF420) lift from tank into the environment; the third MF420 will lift water from the sump source directly into the environment • ESP 2 will support the dewatering at Block 7&8 Cut 3 permanent sump into the environment • At Blocks 7&8 Cut 2, runoffs and direct precipitations will be directed to temporal sumps in Cut 1 if we have access and then pumped to Cut 3 and lifted into the environment. • If Ajopa comes up, runoffs and precipitations will be directed via drains into the main pit and pumped into the environment using diesel pumps. • Block 5, runoffs and precipitations will be collected in sumps and pumped into the environment using diesel pumps. Sumps would be located at both south and North and pumped into the environment The general approach is to estimate the Inflow (amount of water that will be collected based on the catchment) and this will be matched with a sump and pumping capacity enough to control ponding. The rainfall history indicates that high amounts of rain can be recorded in a day (for instance, 255mm of rain was recorded on Feb 23, 1984) Below is the summary of the pumping capacity for the 2022 year, showing the types of pumps available, their quantities and their capacities 13.2 Mine equipment, machinery and personnel Iduapriem has highly skilled employees for its various disciplines. With the AngloGold Ashanti “How We Work” principles in place, the mine has the right people in the right roles with effective working relationships and accountabilities in place to ensure efficient deliverables. Iduapriem mine makes use of Ghanaian nationals across its entire workforce. Training programs, both in-house and outside the mine, are periodically organised by various heads of the department through the human resource training section to equip employees with adequate skills and knowledge. This is based on a training plan that is part of an employee’s annual performance appraisal. There is an employee grievance procedure that the workforce can follow to put their issues to management. The mine has a total of 2,455 employees which includes both AngloGold Ashanti Iduapriem workers and all contractors. The entire workforce are nationals and goods, and services are sourced locally where possible. A five-year contract has been awarded to AMAX Mining Services and the current contractual fleet size is considered to be adequate to achieve the LOM production targets. The equipment is owned and maintained by the contractor in an on-site workshop. AMAX has been contracted over a five-year period from July 2021 to June 2026 and they assume full responsibility for the mining operations, maintenance,

AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 45 and dewatering with oversight by the AngloGold Ashanti Iduapriem operations manager. The primary mining equipment is equipped with a Modular SystemTM (for Fleet Management), SmartCapTM (for Fatigue Monitoring), and liquid automation system popularly known as LAS (for fuel dispensing) as well as handheld fire extinguishers. 13.3 Final mine outline Teberebie Layout AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 46 Ajopa Layout AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 47 14 Processing and recovery methods Iduapriem Process Flowsheet Scats Produced 7.5kw hydraulic pump motor 24m thickener 2 off 16m Supaflo pre-leach thickner JACQUES 37KW Apron Feeders 1.2x5.5M Buffer Stockpile Capacity 30000t/live capacity 10000t Apron feeders 1200X5000mm Primary Gyratory Crusher MKII 54-75 350kg/h 6 Burners@250Kw Diesel Fire Rotary Kiln 6.5t Stainless steel Acid Wash column 1.52x4.44m carbon screen 2 ILR Eluate Tank 10m3 Westfarmers Kleenheat Tilting furnace TGFA100G 200mJ@140KPa 3x10Vx900A Electrowinning cells Trash Screen 2 ( 7.5Kw Delkor 700X800mm) 25m3 KC-XD 48 Knelson concentrator (30Kw) Gravity Scalping Screen 2 (4X4mm) DS26-2035/2036 Krebs cyclones (8 cluster) DS26-2035/ 2036 Krebs cyclones (8 cluster) New 4.26×7.32m Hardinge Ball Mill 2.5Mw 5.2x6.4m MORGARD SHAMMAR SAG Mill 1 2.5Mw Upgrade Stockpile capacity 8800t/ live capacity 3000t 4.3x7.0m MORGARD SHAMMAR Ball Mill 2.5Mw Trash Screen 1 ( 7.5Kw Delkor 700X800mm) 2.2 Gekko ILR Drum Bullion P80=106µm CVR08 (0.9m X 85m) CVR07 (0.9m X 108m) From Mining Secondary Crusher 2 X GP550 5.5x7.3m ALLIS CHALMERS SAG Mill 2 3.75Mw mill discharge pump (20×18-46 millMAX`` pump 400Kw x 2) Scats Crusher Leach Tanks 1×1866m³+3x1980m3 Lightnin 4 Agitators@783Q11 RPM-21 kW110 Pulp Flow Carbon Flow Carbon Flow Tailings Storage Facility Fine Carbon 1.52x2.44m carbon screen (Ordered) mill discharge pump (450GLWarman series pump 400Kw x 2) KC-XD 48 Knelson concentrator (30Kw) Gravity Scalping Screen 1 (4X4mm) Pulp Flow IDUAPRIEM MINE LTD IDUAPRIEM PROCESS FLOWSHEET P100= 50mm P80= 30mm @ 670tph 400m3 Crusher Top Bin Process Water Pump 350GL Warman 400kWX2 2 Eluate Tanks (107m3 & 101m3) 6.5t Elution column 200FM Warman pump3x,75Kw/1x90Kw 2x each thickener 2 off 12/10 Warman pump (400Kw & 450Kw) Tailings Trash screen 12m2 Adsorption Tanks 7x1460m3 Lightnin 7 Agitators @782Q7100 16RPM,75 Kw 600mm Techtaylor Valve 600mm Techtaylor Valve New Leach Sampler Cyanide Dosing CVR19 CVR05B Plant Cross-stream sampler Crushing circuit CVR05 overland to plant: insert shows proposal: 4.0K Delkor Screen, 1000 um AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 48 Current Plant Description Iduapriem operates a two-stage crushing circuit consisting of a 54-75 primary gyratory crusher and 2 x GP550 gyratory crushers for secondary crushing. The 54-75” primary gyratory has an open side setting of 155mm. The secondary crushers operate at a closed side setting of 35-37mm and each in closed circuit with its own screen. The screening plant product size from the primary and the secondary crushers is 80% passing 30mm which is conveyed via CVR19 to the 4.6 Km long overland conveyor to the CIL crushed ore stockpile. The Iduapriem treatment plant has two SAG mills and two ball mills which run in two parallel circuits each with a SAG mill and a Ball mill. The second Ball mill, a new Thickener and a cluster of cyclones were commissioned in March 2009. A new crushing plant was also commissioned in April 2009 to replace the three-stage over-aged plant. In July 2017 three (3) of the four (4) leach tanks namely leach tanks 2, 3 and 4 were converted into CIL tanks by introducing carbon into the 3 leach tanks with the installation of inter tank screens and carbon recovery screens. Carbon for elution is harvested from leach tank 2 to the acid wash column and the carbon recovery screen underflow is pumped back to the leach tanks. Feeding Schedule The mill feed schedule presents tonnage and a grade production plan from the mining perspective to meet the eight-year treatment plant requirement for the business case starting from 2022 to 2029. The plan combines the planned tonnages to be mined from the various ore sources with their respective grades. The plan has scheduled to mine 6.63M tonnes of ore at the grade of 1.66g/t and 1.22g/t from block 7 & 8 and Block 5 respectively, for the 2022 business plan. The major source of ore would be cut 2 which is in the Block 7&8. Recovery Factor The table below present’s recovery factor per material type as the basis for the overall plant recovery in the business plan BUP 2022. This is based on historical plant data and test work on material from various ore sources. It must be emphasised however that, Iduapriem mines the Tarkwaian ore body and material properties do not vary significantly. Basically, the ore body does not present any variations in mineralogy or properties and recovery factors do not significantly vary. Impact of reduction in residence time with the current 5.4Mtpa plant and the planned 5.8Mtpa plant on recovery will still need to be assessed. In July 2017 three (3) of the four (4) leach tanks namely leach tanks 2, 3 and 4 were converted into CIL tanks by introducing carbon into the 3 leach tanks with the installation of inter tank screens and carbon recovery screens to improve plant recovery. The recovery improvement opportunity was identified through test work conducted by UMaT in 2015. Leach Methods Recovery Kinetics 0 20 40 60 80 100 0 5 10 15 20 25 30 35 40 G o ld r ec o v er y, % Leaching time, h Carbon-in- leach

AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 49 Recovery Factor per Material Type Ore Type 2014 2015 2016 2017 2018 2019 2020 2021 BUP 2022 Rec % Rec % Rec % Rec % Rec % Rec % Rec % Rec % Rec % Tarkwaian - Block 7&8 94.5 94.4 94.7 95.4 95.8 95.8 96.2 95.45 95.65 Tarkwaian - Ajopa Rehandle 94.5 94.4 94.7 95.4 95.8 95.8 96.2 95.45 95.65 Tarkwaian - FGO Stockpile 94.5 94.4 94.7 95.4 95.8 95.8 96.2 95.45 95.65 Tarkwaian - Block 5 95.45 95.65 Grade Recovery Relationship The figures below shows grade versus recovery testwork conducted on Plant historic data, Block 7/8(Cut 1) material and Block 5 material respectively. Grade Recovery Curve (Plant Historic Data) Grade Recovery Curve (Block 7&8) y = 2.55x + 91.565 R² = 0.4726 90.00 91.00 92.00 93.00 94.00 95.00 96.00 97.00 0.90 1.10 1.30 1.50 1.70 1.90 R ec o ve ry % Grade g/t Grade Recovery Curve - Plant Data (2019 -Sep 2022) AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 50 Grade Recovery Curve (Block 7&8) Mill Throughput A crushing rate of 894tph will be maintained to achieve an annual budget of 5.62 million tonnes per annum with crushed product size of 80% passing 20mm (tertiary product). The improvement will be realised from improved plant utilisation and optimised blast fragmentation from operational excellence initiatives and tertiary crusher installation. The table below shows the crusher throughput, final product size P80, utilisation and annual tonnes crushed from 2010 to 2022 with 2022 forecast of 5.55Mtpa Crusher Performance Data Year Throughput (tph) P80 Utilisation (%) Crushed Tonnes Budget 2010 657 38.4 58.5 3,366,906 4,328,743 2011 849 34.0 60.0 4,462,393 4,285,326 2012 825 31.6 64.4 4,654,517 4,726,916 2013 862 31.2 68.3 5,159,863 4,845,545 2014 878 29.6 67.8 5,216,404 4,871,995 2015 824 29.1 68.3 4,934,132 4,751,529 2016 791 29.2 73.5 5,090,485 5,165,366 2017 829 30.0 68.0 4,939,918 5,267,974 2018 920 30.6 72.9 5,872,409 5,347,668 2019 888 30.6 70.4 5,474,380 5,444,380 2020 835 30.6 72.1 5,288,511 5,390,721 2021 924 27.0 72.2 5,848,326 5,480,568 2022 Budget 883 30.0 71.7 5,550,185 The table below shows the actual annual mill throughput, mill utilisation data from 2010 to 2022, the budgeted figures for 2022. The plant utilisation figure of 89.20% has considered all major plant downtimes. The plant is budgeting 685 tph when the Tertiary Crusher has been commissioned. AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 51 Mill Throughput, Utilisation & Annual Tonnages Year Throughput (tph) Utilisation (%) Milled Tonnes Budget 2010 540 71.7 3,390,599 4,328,743 2011 603 81.7 4,309,747 4,285,326 2012 625 83.9 4,585,421 4,501,825 2013 636 86.1 4,793,269 4,614,805 2014 643 84.5 4,873,468 4,639,995 2015 628 82.7 4,701,550 4,525,265 2016 661 88.1 5,128,904 4,919,396 2017 661 87.4 5,058,347 5,017,118 2018 673 91.1 5,345,998 5,093,017 2019 659 87.2 5,100,649 5,185,124 2020 636 89.1 5,009,448 5,134,020 2021 685 91.5 5,496,149 5,219,589 2022 Budget 677 89.2 5,285,890 Iduapriem process plant grind over the years has decreased with increasing plant throughput from various plant expansion activities. The figure below presents the trend. The last quarter of 2016 saw significant improvement in plant throughput, which contributed to operational excellence initiatives. However, the increase in plant throughput negatively impacted the grind over the months, causing massive tanks siltation in the CIP tanks and settling of particles in tailings pipelines in February 2017. This caused the process plant to stop operation for about five days to resolve the siltation challenge. However, the throughput rate was dropped and run steadily while the grind was critically monitored over the subsequent months. The last quarter of 2017 saw a slight rise in the throughput rate which Figure 5 below shows the negative impact on the grind. In 2018 much attention was given to initiatives to improve grind with increasing throughput rate. The initiative to increase Sag Mill 2 power to draw more power was one. The figure below shows the relation of throughput rate and grind over the past year. Quarter 1 of 2019 saw many throughput rate challenges resulting from mining and feeding fresh ore from the pit and steel balls pegging of Sag Mill discharge grates after removing pebble ports. Quarter 2 has seen significant improvement from the outcome of various throughput rate improvement initiatives. The 2021 business plan considered mining and feeding almost all material from Block 5 and blending with low grade stockpile which has seen a significant rise in mill throughput. The Business plan 2022 will focus on a feed from block 7 &8 (Cut 2) and blending with Block 5 materials. There is a very high potential for a drop-in plant throughput rate in 2022 compared with current achievable rates considering that the operation will be feeding the plant with relatively harder material. Concerning grind, the operation is very cautious about dropping plant throughput rate immediately the grind target is not achieved to prevent the CIL tanks from silting if causative factors are not operational related. The commission of the tertiary crusher project in Q2, 2022 is expected to reduce crushed products size from P80 of 30 mm to P80 of 20 mm to improve the plant throughput rate. The throughput rate has been set at 657tph from Jan – April 2022 due to delay in commission of tertiary crusher and 685tph from May – December 2022 when tertiary crusher is assumed to be fully running. AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 52 Mill Feed Throughput versus Final Grind (January 2010 – 2021) Iduapriem Ore characterisation The tables below show ore characterisation test work carried out on Iduapriem ore samples. These show material hardness (i.e. Specific gravity, bond crushability, bond work index, crusher work index, a x b parameter etc.) per material type. The most current Bond Ball Work Index test conducted in November 2021, material from Block 7&8 Pit indicated 12 - 15KWh/t which is interpreted to be in the medium to hard-rock zone, Cut 2 is assumed to have similar characteristics as indicated by EquotipTM – Bwi correlation below. This is an indication of plant throughput rate challenges in BP 2022 without tertiary crusher to reduce the mill feed further. Results of specific gravity and bond crushability Index Tests (March 2017), University of Mine & Technology (UMaT) 40 45 50 55 60 65 70 75 80 400 450 500 550 600 650 700 750 Ja n -1 0 Ju n -1 0 N o v- 1 0 A p r- 1 1 Se p -1 1 Fe b -1 2 Ju l- 1 2 D e c- 1 2 M ay -1 3 O ct -1 3 M ar -1 4 A u g- 1 4 Ja n -1 5 Ju n -1 5 N o v- 1 5 A p r- 1 6 Se p -1 6 Fe b -1 7 Ju l- 1 7 D e c- 1 7 M ay -1 8 O ct -1 8 M ar -1 9 A u g- 1 9 Ja n -2 0 Ju n -2 0 N o v- 2 0 A p r- 2 1 Se p -2 1 Mill Feed Throughput Versus Grind Throughput (tph) Annual Avg (tph) Grind (-106 Micron) SN SAMPLE NAME SPECIFIC GRAVITY BOND CRUSHABILITY INDEX, Kwh/t 1 AJOPA BRIDGE 2.56 34.1 2 AJOPA SOUTH 2.63 36.0 3 BLOCK 7/8 IN-PIT 2.63 34.3 4 BLOCK 7/8 CUT 4S 2.56 36.4 5 BLOCK 7/8 CUT 4N 2.63 34.3

AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 53 Results of Bond Work index (November 2021), University of Mine & Technology (UMaT) Sample Name Feed/Product size, µm Net grams per revolution, g/rev Bond Index, kWh/t Comments F80 P80 Ajopa Class 1 1961 153 1.808 15.1 Hard Class 2 2006 153 1.761 15.3 Hard Class 3 1927 155 1.793 15.4 Hard Class 4 1934 161 1.802 15.7 Hard Class 5 1996 153 1.815 15 Hard Block 5 Class 1 1809 154 2.229 13 Medium Class 2 1877 156 2.109 13.6 Medium Class 3 1927 148 2.114 13 Medium Class 4 1979 155 2.008 13.9 Medium Class 5 1846 151 2.065 13.6 Medium Block 7 and 8 Class 1 1950 150 1.962 13.9 Medium Class 2 1887 147 1.871 14.4 Hard Class 3 1980 154 1.997 13.9 Medium Class 4 1938 151 2.166 12.9 Medium Class 5 1930 148 2.131 12.9 Medium Class 6 1930 60 2.625 6.1 V. Soft Test aperture – 212 µm SMC Tests (November 2021), University of Mine & Technology (UMaT) Sample SG Axb ta SCSE Comment ID (kWh/t ) Ajopa 2.68 46 0.45 9.23 Medium hardness BLK 1 2.7 58 0.56 8.39 Moderately soft BLK5 2.68 65 0.63 7.99 Moderately soft BLK 7&8 2.71 65 0.62 8.05 Moderately soft AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 54 Comparison of Bond Work Indices of various pit based on EquotipTM-Bwi Corrrelation (Geomet Studies) Previous test work results (Skudder, 2008) on Iduapriem ore indicate that the upper limit for leach recovery is 98% compared to the planned 95.63% (BP 2022). This means that there is scope to optimize the leach in order to reduce the variance and increase the overall gold recovery. To understand the metallurgical response and leach mechanism of the Iduapriem ore, previous test results were evaluated. A high-level summary of the results is presented in the table below. Iduapriem Recovery Testwork Results (Skudder,2008) These results showed that recoveries higher than 98% will not be achieved through leaching more aggressively, adding carbon or including a pre-oxidation stage. Therefore, the gold recovery limit of the Iduapriem ore is considered to be 98%. Increasing the cyanide concentration and the addition of oxygen appear to have a positive effect on the recovery. Considering the gold reaction that takes place the reaction cannot be cyanide or oxygen constrained since similar recoveries can be achieved without oxygen and at lower cyanide concentrations in the presence of carbon. It is thus likely that the kinetics of the reaction is influenced by the higher cyanide and oxygen addition. However, the increase in recovery observed when lead nitrate and pre-oxidation is added cannot be ascribed to kinetics. AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 55 It is therefore likely that the ore contain minerals that act as preg-robbers (e.g., sulphide minerals). The lead nitrate and the pre-oxidation step reduce the activity of the sulphide minerals while increased oxygen and cyanide addition drives the kinetics of the leach reaction. A recent mineralogy report (see table below) by AMTEL in 2020 indicated that there are sulphide minerals present in the form of pyrite concentrations. Iduapriem Mineralogy Testwork Results (AMTEL Studies 2020) Mill Run Time Schedule Tables 14.9 and 14.10 below show the calculated run time schedule from planned downtimes for both milling circuits for the 2022 to 2024 budget. Milling circuit 1 is expected to run for 7844.8hrs at a plant utilisation of 89.6% and milling circuit 2 would run for 7784.8hrs at plant utilisation of 88.9%. Major mill shutdown activities such as annual inspection on Sag Mill 1 and Ball Mill 1, replacement of Sag Mill 1 Girth and Pinion, Ball Mill 2 Girth and Pinion replacement, Ball Mill 2 and Sag Mill 2 annual Inspection have all been considered. Sag Mill 1 Run Time Schedule Total 2022 Total Days Days 25 31 28 31 30 31 30 31 31 30 31 36 365 365 366 Total Hours Hours 600 744 672 744 720 744 720 744 744 720 744 864 8760 8760 8784 less Planned Shutdown Hours 26 0 120 0 0 26 0 30 0 26 0 30 258 170 181 less Mechanical/Electrical Breakdown Hours 12.0 16.0 12.0 16.0 16.0 16.0 16.0 16.0 16.0 16.0 16.0 19.0 187 168.3 168.3 Available Hours Hours 562 728 540 728 704 702 704 698 728 678 728 815 8315 8422 8435 Mechanical Availability % 93.7 97.8 80.4 97.8 97.8 94.4 97.8 93.8 97.8 94.2 97.8 94.3 1137.6 96.1 96.0 less Power Supply Outages Hours 10 12 8 12 12 12 12 10 12 12 12 14 138 138 138 Total CIL Availability % 92.0 96.2 69.6 96.2 96.1 87.4 96.1 92.5 90.1 90.0 96.2 92.7 91.4 92.6 92.7 less Operational Downtime Hours 11.25 13.95 12.60 13.95 13.50 13.95 13.50 13.95 13.95 13.50 13.95 16.20 164.25 146 146 less Mill Reline Shutdown Hours 0 0 64 0 0 40 0 0 46 18 0 0 168 168 150 Operating Hours Hours 540.8 702.1 455.4 702.1 678.5 636.1 678.5 674.1 656.1 634.5 702.1 784.8 7844.8 7969.6 8000.3 Utilisation % 90.1 94.4 67.8 94.4 94.2 85.5 94.2 90.6 88.2 88.1 94.4 90.8 89.6 90.98 91.1 AprSAG MILL 1 Jan Feb Mar Nov Dec 2023 2024May Jun Jul Aug Sep Oct AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 56 Sag Mill 2 Run Time Schedule Plant Production Schedule The production plan for 2022 aims at treating 5.29M tonnes of ore through the process plant at a grade of 1.48g/t and recovery of 95.63%. This is expected to produce annual gold of 240koz. The plan has also considered the subsequent two years production as seen in the table below. Production Plan (2022 - 2024) Gold in the Process In order to avoid depletion or accumulation of a considerable amount of gold in inventory from the Iduapriem CIL circuit, the management of gold inventory in the process plant will aim at keeping an average gold of about 1,750oz monthly. A trend of previous performance and the way forward is as presented in figure below. Total 2022 Total Days Days 25 31 28 31 30 31 30 31 31 30 31 36 365 365 366 Total Hours Hours 600 744 672 744 720 744 720 744 744 720 744 864 8760 8760 8784 less Planned Shutdown Hours 26 0 192 0 0 26 0 30 0 26 0 30 330 330 330 less Mechanical/Electrical Breakdown Hours 12 16 10 16 16 16 16 16 16 16 16 19 185 166.5 166.5 Available Hours Hours 562 728 470 728 704 702 704 698 728 678 728 815 8245 8263.5 8288 Mechanical Availability % 93.7 97.8 69.9 97.8 97.8 94.4 97.8 93.8 97.8 94.2 97.8 94.3 94.1 94.3 94.3 less Power Supply Outages Hours 10 12 8 12 12 12 12 10 12 12 12 14 138 138 138 Total CIL Availability % 92.0 89.5 68.8 96.2 96.1 90.3 96.1 85.8 96.2 86.9 96.2 92.7 90.7 90.7 90.2 less Operational Downtime Hours 11.25 13.95 12.60 13.95 13.50 13.95 13.50 13.95 13.95 13.50 13.95 16.20 164 146 168 less Mill Reline Shutdown Hours 0 50 0 0 0 18 0 50 0 40 0 0 158 176 228 Operating Hours Hours 540.8 652.1 449.4 702.1 678.5 658.1 678.5 624.1 702.1 612.5 702.1 784.8 7784.8 7803.5 7775.1 Utlisation % 90.1 87.6 66.9 94.4 94.2 88.4 94.2 83.9 94.4 85.1 94.4 90.8 88.87 89.08 88.51 SAG MILL 2 Jan Feb Mar Apr Nov Dec 2023 2024May Jun Jul Aug Sep Oct Month Units Jan-22 Feb-22 Mar-22 Apr-22 May-22 Jun-22 Jul-22 Aug-22 Sep-22 Oct-22 Nov-22 Dec-22 Total Tonnes t 355,273 444,165 297,148 461,247 464,773 443,531 464,773 443,914 465,779 426,796 480,904 537,588 5,285,890 Grade g/t 1.52 1.27 1.50 1.38 1.32 1.47 1.49 1.52 1.51 1.60 1.51 1.64 1.48 Recovery % 95.85 94.50 95.85 95.85 94.50 95.85 95.85 95.85 95.85 95.85 95.85 95.85 95.63 Gold Produced oz 16,691 17,138 13,759 19,654 18,623 20,046 21,354 20,771 21,725 20,984 22,354 27,102 240,202 Month Units Jan-23 Feb-23 Mar-23 Apr-23 May-23 Jun-23 Jul-23 Aug-23 Sep-23 Oct-23 Nov-23 Dec-23 Total Tonnes t 365,680 465,252 346,334 483,062 447,826 465,252 466,896 425,412 467,937 449,086 483,062 534,204 5,400,003 Grade g/t 1.75 1.35 1.70 1.37 1.49 1.41 1.44 1.64 1.50 1.54 1.49 1.47 1.50 Recovery % 95.85 95.85 95.85 95.85 95.85 95.85 95.85 95.85 95.85 95.85 95.85 95.85 95.85 Gold Produced oz 19,731 19,409 18,103 20,344 20,619 20,169 20,779 21,498 21,637 21,358 22,136 24,266 250,050 Month Units Jan-24 Feb-24 Mar-24 Apr-24 May-24 Jun-24 Jul-24 Aug-24 Sep-24 Oct-24 Nov-24 Dec-24 Total Tonnes t 372,092 465,252 352,525 469,910 466,896 432,482 466,896 446,072 467,937 442,674 483,062 534,204 5,400,002 Grade g/t 1.66 1.40 1.74 1.53 1.56 1.72 1.50 1.70 1.55 1.77 1.70 1.72 1.63 Recovery % 95.85 95.85 95.85 95.85 95.85 95.85 95.85 95.85 95.85 95.85 95.85 95.85 95.85 Gold Produced oz 18,984 20,142 18,923 22,185 22,470 22,969 21,515 23,350 22,349 24,178 25,346 28,280 270,690

AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 57 Iduapriem Gold In Process Reagent Consumption The business plan for 2022 aims at optimising reagents used for the gold extraction in the process plant to the preferred level in order to avoid wastage and hence save cost. The consumption plan for 2022 is derived from test work and plant historical data. Table 14.12 below presents consumptions of major reagents used in the process plant. Reagent Consumption Power Consumption (KWh Consumed) Iduapriem power is accounted for under three main areas namely; CIL Plant Site Power, Overland Power and Teberebie Site Power. The 2022 business plan aims at using power effectively in all these areas. Some power saving initiatives being taken by the engineering department will equally assist with effective power usage and management for the 2022 business plan. The table below presents historical consumption plus the proposed consumption for 2022 for the three main consumption areas. Reagents Actual 2019 Actual 2020 BP 2021 YTD June 2021 Forecast 2021 (6+6) BP 2022 Lead Nitrate kg/t 0.036 0.048 0.040 0.044 0.043 0.040 Activated Carbon kg/t 0.048 0.043 0.046 0.044 0.044 0.043 Caustic Soda kg/t 0.080 0.084 0.085 0.084 0.086 0.085 Cyanide kg/t 0.272 0.277 0.291 0.284 0.288 0.280 Flocculant kg/t 0.017 0.018 0.018 0.017 0.018 0.018 Hydrochloric Acid kg/t 0.026 0.022 0.040 0.028 0.066 0.030 Lime kg/t 0.570 0.590 0.702 0.627 0.666 0.640 Diesel kl/t 0.103 0.101 0.105 0.098 0.110 0.111 Balls to SAG Mill 1 kg/t 0.695 0.792 0.800 0.777 0.789 0.800 Balls to SAG Mill 2 kg/t 0.802 0.830 0.800 0.789 0.795 0.800 Balls to Ball Mill1 kg/t 0.794 0.869 0.800 0.842 0.820 0.800 Balls to Ball Mill2 kg/t 0.670 0.703 0.800 0.704 0.755 0.800 Power CIL Plant Site kWhr/t 24.34 25.89 25.16 25.477 25.312 25.017 Hydrogen Peroxide kg/t 0.086 0.073 0.070 0.063 0.068 0.070 Antiscalant kg/t 0.043 0.048 0.055 0.043 0.052 0.050 Elution Antiscalant kg/t 0.004 0.002 0.005 0.003 0.004 0.004 Total Power (CIL, Overland & Teb) kWhr/t 26.051 27.279 27.261 26.920 27.097 27.486 BP 2022 REAGENT CONSUMPTION ANALYSIS - 24th August 2021 AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 58 Power Consumption Labour Requirement The 2022 business plan considers increasing the BP 2021 labour number of 203 employees to 208 employee due to additional operators for the tertiary crusher. The following table and figure represent the process labour compliment by role and the organogram for 2022 business plan respectively. The processing labour number of 208 excludes 20 casual employees in category EE who are occasionally used to run the scats/pebble crushing plant. Process Plant Labour Complement by Role SITE Units BP 2017 Actual BP 2018 Actual BP 2019 Actual BP 2020 Actual BP 2021 Actual BP 2021 BP 2022 Total Dry CIL Ore Feed DMT 5,058,347 5,345,998 5,100,649 5,009,448 5,496,149 5,219,589 5,285,890 Power CIL Plant Site kWhr/t 23.88 23.64 24.34 25.89 23.27 25.16 25.02 Power - CIL Plant Site Consummed MWh 123,514.8 129,341.65 127,120.6 132,732.4 130,032.4 131,323.7 132,239.5 Total Dry Ore Crushed DMT 4,939,918 5,872,409 5,474,380 5,288,511 5,848,326 5,480,568 5,550,185 Overland Power kWhr/t 0.33 0.28 0.30 0.32 0.36 0.40 0.46 Overland Power Consummed MWh 1619.4 1,619.98 1638.2 1,695 2,127 2,207.6 2,530.9 Total Dry Ore Crushed DMT 4,939,918 5,872,409 5,474,380 5,288,511 5,848,326 5,480,568 5,550,185 Total Teberebie Power kWhr/t 1.52 1.38 1.33 1.03 1.26 1.44 2.01 Teberebie Power Consummed MWh 7,524 8,087 7,298 5,451 7,354 7,877.9 11,169.1 Total Power consumption kWhr/t 25.73 25.29 25.97 27.24 24.89 27.00 27.49 Total Power consummed MWh 132,659 139,049 136,056 139,878 139,513 141,409 145,939 Range/Category Role Actual 2016 Actual 2017 Actual 2018 Actual 2019 Actual 2020 Budget 2021 Actual 2021 Budget 2022 Comments EL Senior Manager 1 1 1 1 1 1 1 1 DU Manager 3 3 2 3 4 4 3 4 To fill vacant Metallurgical Manager position created by promotion of Abraham Osei Badu to Senior Process Manager R2 Superintendent 4 4 4 4 4 4 4 6 Two R2 promotion R3 Senior Metallurgist/Supervisor 15 15 15 15 13 14 14 15 To fill vacant R3 position created by retirement of Senior Shift Supervisor (Emmanuel Asmah) and Clerk of works for Projects R4 Junior Metallurgist/Supervisor 13 13 12 13 13 13 17 17 Four R4 positions (2 x Safety officer, Quantity Surveyor and Draught person) created for projects and to fill vacant R4 position created by promotion of Senior Shift Supervisor (Anyhony Darko) and Processing SAP super user, supervise all CIL day works and Scats operations AA Senior Foremen 24 24 24 23 23 25 27 26 BB Foremen 47 46 44 48 46 56 51 50 CC Senior Plant Operator 52 53 52 50 51 57 60 61 DD to CC In line with Processing Promotion Plan DD Plant Operator 31 35 38 32 34 27 16 28 2 to replace retirement and 9 New Tertiary Crusher Plant Operator Graduate Trainee 0 0 0 0 2 2 1 0 EE Plant Operator 20 20 20 20 20 Total 190 194 192 189 191 203 194 208 AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 59 Water Management Plant Iduapriem has a net positive water balance in that water is always available for plant processes. Historically water is recycled for plant use from the tailings dam and supported by the block 4 raw water and some from heap leach ponds through the UEE dam. The objective of the water balance is to always keep the pool volumes at a minimum level and decant water away from the outer walls for dam stability and to ensure clean water /dirty water separation. This trend is not expected to significantly change for the rest of the year 2021 and 2022. The Iduapriem water balance is completed using the OPSIMTM water balance model which forecasts scenarios and is supported by an in-situ excel spreadsheet which give daily update of available volumes of water stored in the exiting containments on site. An operating maximum capacity of 266,000 m3 of free water volume was designed to be stored on the basin of the GTSF. An average of 9,200m3 per day is also pumped from the dam to the block 3 sump which is currently serving as a return water dam. Water is also pumped from the block 3 to the plant this helps to keep minimum water on the dam. An average of 8,000m3 per day of excess process water in the block 3 is pumped to the water treatment plant where it is treated and discharged either to block 4 or to the environment. Expansion work is currently ongoing at the water treatment plant. When completed, it is expected to treat additional 12,000m3 of decant water thus reducing the water levels on the dam considerably and increasing its stability. It is expected that the additional 12ML per day treatment capacity will enable reduction of the GTSF pool volume (depth and surface area) to meet the required 300m buffer distance required from elevation 81.7m onwards. This will enable attainment of the required Factor of Safety (FOS) necessary for safe operation of the GTSF until decommissioning. Below is the table showing the percentages of process plant water make up from all site storages in 2021. Process plant water make up from storage areas. Storage area Percentage Contribution (%) TSF 34.02 Block 3 49.2 UEE/Ponds 8.9 Block 4 7.8 Summarised the Water Flow Schematic for Iduapriem Mine AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 60 Actual Monthly Cumulated Plant Water Make-up Volumes from Water Storages to the process plant (Jan 2021-July 2021) Month WATER TO PLANT GTSF to Plant Block3 to plant Block 4 to plant From UEE to PONDS Total Jan-21 0 439287 12320 65,196 516,803 Feb-21 46,733 321397 35,713 40,622 444,466 Mar-21 195,431 316593 3,338 50,969 566,331 Apr-21 0 461673 891 57,393 519,957 May-21 178,367 312929 10559 41,857 543,712 Jun-21 469,283 48605 25,685 50,173 593,745 Jul-21 423,940 0 215,765 36,547 676,252 Monthly Cumulated Forecasted Plant Water Make-up Volumes from Water Storages on Site (Sep 2021 – Dec 2022) 16 Month graphical representation of water levels forecast on the GTSF dam (Sep 2021- Dec 2022) From GTSF to Plant From Block4 to plant From UEE TO PONDS (WATER LEVELS) Sep-21 171069 42767 213836 Oct-21 201702 50967 257002 Nov-21 210664 52666 263330 Dec-21 203868 50967 254836 Jan-22 119654 55161 263480 Feb-22 15846 188549 263182 Mar-22 57395 97191 237847 Apr-22 146267 58963 263330 May-22 198402 50967 254836 Jun-22 210664 52666 263330 Jul-22 203868 50967 254836 Aug-22 38613 52666 263822 Sep-22 53107 64890 263596 Oct-22 20044 50967 254836 Nov-22 210664 52666 263330 Dec-22 109466 50967 254836 100 200 300 400 500 600 700 800 Oct 2021 Jan 2022 Apr Jul Oct Water Management Strategy 2021-2022 Node 3: GTSF - Confidence Forecast [37 cycles] Licensed to: AngloGold Ashanti (Iduapriem) Limited [Iduapriem OPSIM Base Case] OPSIM Scenario ID: 44440.68915 C o n te n ts : F re e _ W a te r [M L ] #3: GTSF - Confi... (Free_Water): 10.0% Conf. #3: GTSF - Confi... (Free_Water): 50.0% Conf. #3: GTSF - Confi... (Free_Water): 90.0% Conf.

AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 61 16 Month graphical representation of water levels forecast on the Block 3 Sump (Sep 2021 - Dec 2022) 16 Month graphical representation of water levels forecast on the Block 4 Raw Water Dam (Sept 2021 – Dec 2022) 50 100 150 200 250 300 350 Oct 2021 Jan 2022 Apr Jul Oct Water Management Strategy 2021-2022 Node 9: BLK 3 Sump - Confidence Forecast [37 cycles] Licensed to: AngloGold Ashanti (Iduapriem) Limited [Iduapriem OPSIM Base Case] OPSIM Scenario ID: 44440.68915 C o n te n ts : F re e _ W a te r [M L ] #9: BLK 3 Sump -... (Free_Water): 10.0% Conf. #9: BLK 3 Sump -... (Free_Water): 50.0% Conf. #9: BLK 3 Sump -... (Free_Water): 90.0% Conf. 400 600 800 1000 1200 1400 1600 1800 Oct 2021 Jan 2022 Apr Jul Oct Water Management Strategy 2021-2022 Node 5: BLK 4 - Confidence Forecast [37 cycles] Licensed to: AngloGold Ashanti (Iduapriem) Limited [Iduapriem OPSIM Base Case] OPSIM Scenario ID: 44440.68915 C o n te n ts : F re e _ W a te r [M L ] #5: BLK 4 - Conf... (Free_Water): 10.0% Conf. #5: BLK 4 - Conf... (Free_Water): 50.0% Conf. #5: BLK 4 - Conf... (Free_Water): 90.0% Conf. AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 62 Processing Operational Risk Process plant major business risk. Risks Hazard Cause Consequence Mitigation CIP Tanks Siltation Tanks overflows Poor grind etc. Production loss Installation of upgraded agitators Inadequate feed to the Mills Mill stoppage Secondary crushers operating far beyond standard reduction ratio Production loss Installation of tertiary crushers High TSF Rate of rise TSF walls sloughing and short life High plant throughput compared to design Production loss New TSF and Rock buttressing 15 Infrastructure There is a surface road from Takoradi where there is a regional airport. There are two main public accesses to the mine. One that goes through Akyempim village via the Mile road to the administration and plant site and the other that goes to the mining and crusher areas. Internal access and haul roads lead to the various infrastructure and working areas including roads to the TSF, explosives magazine, the metallurgical plant, mine offices, etc. Surface infrastructure associated with Iduapriem's operation includes a primary crusher, overland conveyor, CIL processing plant next to the main offices building, tailings storage facility and four camp areas for contractors and company employees. Tarkwa town is also adjacent to the tenement. Current government agreements seek to ensure constant power to site from the national grid. The current processing plant treats free-milling material from open pit mining, by a conventional crush semi-autogenous ball milling circuit and leaching. The Plant Capacity is 5.2Mtpa milling and treatment and a crushing capacity of 5.3Mtpa with plans of an expansion underway. The tailings from all ore that has been processed using cyanide leaching are pumped to the Tailings Storage Facility (TSF) which is lined with high-density polyethylene (HDPE). Iduapriem's power network comprises of two aluminium cable conductors running side by side from GRIDCo’s 34.5KV bulk supply point which is situated about 12km away from the mine. These two lines split at the Teberebie substation where one passes through the crushing plant with about 6 T-offs to the processing plant. The other line with about 2 T-offs passes through the Mile 1 route to the processing plant. The total power demand for the plant is around 18.5MW. The mine currently has one TSF that has life up to April 2023. A new tailings facility the BTSF (Beposo Tailings Storage Facility) is currently in construction. The processing plant is supplied by return water from the tailings storage facility (TSFs) that is currently being stored in an old mined pit called Block 4 which is supplemented by rain water. The operational camp has an independent water purification plant and storage facility. To maintain the fitness and health of the workforce, the mine has two reactional centres that have two swimming pools, 2 separate tennis courts, two gyms , golf course and a dry beach volley ball court. All necessary logistics have been considered. Iduapriem is an operational mine that has all necessary support infrastructure already in place. In the opinion of the QP, the infrastructure is adequate and has been, or is being, provided at Iduapriem Mine to support the anticipated production targets. 16 Market studies The primary product sold from the mining and beneficiation of ore at our operations, is gold bullion. The accepted framework governing the sale or purchase of gold, is conformance to the loco London standard. Only gold that meets the LBMA’s Good Delivery standard is acceptable in the settlement of a loco London contract. In the loco London market, gold is traded directly between two parties without the involvement of an exchange, and so the system relies on strict specifications for fine ounce weight, purity and physical appearance. AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 63 For a bar to meet the LBMA Good Delivery standard, the following specifications must be met as a minimum: • Weight: 350 fine troy ounces (min) – 430 fine troy ounces (max) • Purity / Fineness: Minimum fineness of 995.0 parts per thousand fine gold • Appearance: Bars must be of good appearance not displaying any defects, irregularities such as cavities, holes or blisters. Only bullion produced by refiners whose practices and bars meet the stringent standards of the LBMA’s Good Delivery List can be traded on the London market. Such a refiner is then an LBMA Accredited Refiner and must continue to meet and uphold these standards in order for its bars to be traded in the London market. Provided the bullion meets the LBMA Good Delivery standard, it is accepted by all market participants and thus provides a ready market for the sale or purchase of bullion. Iduapriem ships its gold ore produced from site under secure conditions and sells it to Rand Refinery in South Africa for final refining. Under Rand Refinery Sale agreements, Iduapriem Mine receives the LOCO London Price on the day on the day of sale. Annually, the gold prices used for determining Mineral Resource and Mineral Reserve are determined by the Mineral Resource and Ore Reserve committee (RRSC). Two different prices used for determining Mineral Resource and Mineral Reserve. These prices are provided in local currencies and are calculated using the historic relationships between the USD gold price and the local currency gold price. The Mineral Resource price reflects the company’s upside view of the gold price and at the same time ensures that the Mineral Resource defined will meet the reasonable prospects for economic extraction requirement. Typically, the price is set closer to spot than the Mineral Reserve price and is designed to highlight any Mineral Resource that is likely to be mined should the gold price move above its current range. A margin is maintained between the Mineral Resource and ruling spot price, and this implies that Mineral Resource is economic at current prices but that it does not contribute sufficient margin to be in the current plans. The Mineral Reserve price provided is the base price used for mine- planning. AngloGold Ashanti selects a conservative Mineral Reserve price relative to its peers. This is done to fit into the strategy to include a margin in the mine planning process. The company uses a set of economic parameters to value its assets and Business plan, these economic parameters are set on a more regular basis and reflect the industry consensus for the next five years. These are generally higher than the Mineral Reserve price and enable more accurate short term financial planning. Finally, the company uses a fixed price to evaluate its project and set its hurdle rate. This price and the hurdle rate are set by the board and changed when indicated due to significant changes in the price of gold. The determination of the Mineral Resource and Mineral Reserve prices are not based on a fixed average, but rather an informed decision made by looking at the trends in gold price. The gold prices and exchange rates determined are then presented to the RRSC for review, in the form of an economic assumptions proposal document once a year (generally the second quarter of the year). After review and approval by the committee, it is sent to AGA’s Executive Committee ("EXCO") for approval. The prices for copper, silver and molybdenum are determined using the same process used for gold. Testing of the Iduapriem Mineral Reserve using the Mineral Reserve prices of $1200/ oz demonstrates a positive net present value for the operation. Sensitivity to change in gold price, mining cost, Whittle processing cost and slope angles was done to assess the impact to Mineral Reserve and optimised shell size. Iduapriem makes use of contract mining services. Current operations are undertaken by AMAX Mining. the contractor is responsible for drilling, blasting, loading and hauling activities. The major contractor for the Environment is Deldensky Enterprise. The contractor is involved in collection of domestic waste from the residential housing and incineration at the mine's operational area and land fill sites. AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 64 For the processing plant, Orica supplies and transportations cyanide to site, G4S for bullion transportation from site to airport, Rand Refinery - South Africa has been contracted to refine the produced Bullion. Standard Global Services (formerly Societe Generale de Surveillance) SGS for laboratory analysis on plant and bullion samples. Veolia Ghana Ltd has been contracted for treatment of wastewater to the standard of the EPA and Minerals Commission. Metso Outotec has been contracted for liner renewals and technical advice on the mills whilst Fraser Alexander manages the tailings dam. In generating the optimum mining pit shell, all these cost assumptions have been incorporated. 17 Environmental studies, permitting plans, negotiations, or agreements with local individuals or groups 17.1 Permitting AngloGold Ashanti Iduapriem is one of two mining operations managed by AngloGold Ashanti Limited in the Republic of Ghana. The other operation is AngloGold Ashanti Obuasi Limited. Since 1 September 2007, Iduapriem is wholly owned by AngloGold Ashanti. The combined concessions of AngloGold Ashanti Iduapriem consist of the Iduapriem, Teberebie, Ajopa and Ajopa Southwest leases cover a total area of about 139.67 km2. The concessions share borders with Goldfields Ghana Limited at Teberebie and Ajopa mining areas in the Tarkwa Nsuaem Municipal Area. As at December 2021, the Mineral Resource was estimated at 130.22Mt with 5.88Moz of gold at 1.40 g/t. The mine employs a local workforce of about 2,455 (company and contractor employees) and indirectly supports a significant number of people in the Tarkwa-Nsuaem area. AngloGold Ashanti Iduapriem has a strong corporate commitment towards sustainable development that focuses on achieving a high standard of environmental, economic and social performance in its operations. The Company maintains compliance to environmental and safety laws, regulations and guidelines, as stated in the company’s health, safety and environmental (Ref: AGA environmental policy) policy. The company continues to maintain an environmental and safety management systems which have been audited and certified under the revised ISO14001:2015 and OHSAS 18001:2007 standards (and partly the new ISO 45001:2018 Health and Safety Management Standard) during the 2017 to 2020 certification period. Practically, the HSE policy provides the framework and foundation for environmental, health and safety management. The company incorporates appropriate environmental and safety management practices in its business decisions and focuses on developments that are environmentally and socially sustainable. This is based on the principles of pollution prevention, prevention of workplace injuries and incidents, continual improvement and compliance to legal and other requirements. Corporate policy is achieved through systematic identification, managing, monitoring, tracking and minimising risks specific to the operation. It is the philosophy of the company that all employees are responsible for, and involved in environmental, occupational health and safety management to promote good HSE culture. The management of AngloGold Ashanti Iduapriem undertakes regular review of policies to ensure the suitability and appropriateness to meet the intended objectives. The policies are disseminated to all employees, and also displayed at vantage areas throughout the mine, and also made available for the general public. The mine also subscribes to International Cyanide Management Code (ICMC) for the management of cyanide and is ICMC certified. Environmental Impact Assessments (EIA) for new developments, projects or undertakings have been a requirement since 1989. The Environmental Protection Agency (EPA) has established new procedures for EIAs involving gradual phases depending on the nature, complexity and location of the undertaking (Ghana Environmental Impact Assessment Procedures, 1995). This procedure was subsequently reviewed, adopted and passed by Parliament as Legislative Instrument 1652, Environmental Assessment Regulations (L.I. 1652) in June 1999. These procedures require that Environmental Impact Statement (EIS) is prepared by the proponent, reviewed and approved by EPA for issuance of environmental permit prior to project commencement and Iduapriem complies with this requirement.

AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 65 An overview of the Ghanaian environmental legislation and guidelines that are of relevance to mining operations and complied with by Iduapriem include the following: • Environmental Protection Agency Act, 1994 (Act 490); • Environmental Assessment Regulations, 1999 (L.I. 1652); • Mining and Minerals Act, 2006 (Act 703); • Water Resources Commission Act, 1996 (Act 522); • Hazardous and Electronic Waste Control and Management Act, 2016 (Act 917) • Water Use Regulations, 2001 (L.I. 1692); • Minerals and Mining (Licensing) Regulations, 2012 (L.I. 2176) • Minerals and Mining Regulations, 2012 (L.I. 2182); • Minerals and Mining (Explosives) Regulations, 2012 (L.I. 2177); • Minerals and Mining (Compensation and Resettlement) Regulations, 2012 (L.I. 2175); • Minerals and Mining (Support Services) Regulations, 2012 (L.I. 2174); • Drilling Licence and Groundwater Development Regulations, 2006 (L.I. 1827); • Hazardous, Electronic and Other Waste (Classification) Control and Management Regulations, 2016 (LI2250) • EPAs Sector Specific Effluent Quality Guidelines for Discharges into Natural Water Bodies; • Environmental Assessment Regulation,1999 AngloGold Ashanti Iduapriem implements an ISO 14001 environmental management system to manage environmental impacts of its operations. This covers management of all environmental aspects from the supply chain throughout the life-cycles of the business. Project developments begins by undertaking impact assessment and obtaining permits from regulatory bodies. The mine implements and maintains a risk- based approach by identifying and evaluating all hazards and associated risks and impacts of our existing and future operations and activities and implements control measures aimed at mitigating the risks. We further assess the top 10 environmental risks identified with a Bowtie Analysis with the aim of providing effective controls to prevent environmental pollution. The mine engages with community consultative groups and district assembly before establishing any project including production sites during the environmental and social impact assessment process. The aim is to solicit their inputs for the environmental and socioeconomic impacts of the project and to provide a mitigation plan. The mine has implemented the International Cyanide Management Code for effective management of cyanide through transportation, storage, usage and disposal. AngloGold Ashanti Iduapriem manages its impact on communities and society in compliance with international and national regulations. Furthermore, it operates according to the company’s mission and vision and values and its commitment to undertake initiatives that contribute to sustainable future of host and impacted communities. The AngloGold Ashanti Iduapriem’s social responsibility and community relations action plan covers community investment, local economic development, social infrastructure development and local employment. The mine has a stakeholder engagement action plan which provides three platforms where the mine engages with the hosts and impacted communities. A complaints and grievance mechanism are in place to receive and address community grievances. A standard operating procedure for receiving and addressing community complaints developed and disclosed in all host communities is also active. An office with a dedicated team is in place to receive and coordinate implementation of plans to address complaints. A toll-free phone number has been setup and communicated to the catchment communities to facilitate reporting of complaints by host communities. AngloGold Ashanti Iduapriem organises community consultations and incorporate communities view in our Environment and Social Impact Assessments. AngloGold Ashanti Iduapriem organises public hearing in host communities in consultation with the Environmental Protection Agency for our mining projects to obtain the buy-in of the communities. Iduapriem mine has obtained all the necessary permits required for its operations. AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 66 The mining leases for the concessions was issued on 17 February 2020 and expires on 16 February 2035. The Environmental Certificate was issued on 29 July 2020 and expired on 23 August 2021. The process for the renewal of the certificate is underway. The Mining Operating Permit has been renewed to cover the duration of life of mine. The Environmental Permit for the construction and operation of a new tailings storage facility has been obtained. The permit expires on 18 January 2023. Environmental Permit for Block 5 re-mining and installation of the tertiary crusher has been secured and will expire on 26 July 2022. Acid Mine Drainage Block 1 waste rock dump (SW6) has been identified as a possible source of low pH water and elevated manganese concentration. The following are possible means of mitigation currently underway: • Use of a passive system with limestone to control low pH; • Use of a low concentration of caustic soda (NaOH) solution to adjust the pH; • Agitation and replacement of limestone in treatment chambers; • Daily monitoring of water quality and other EPA (Akoben) parameters for surface and groundwater; • Daily estimate of flow rate into treatment chambers; • Identification, encapsulation and vegetating exposed waste rock material or sinkholes; • Implementation of storm water management measure to divert clean storm water away from the Block 1 North waste rock dump; and • Undertaking third party assessment to ensure effectiveness of the control measures. 17.2 Requirements and plans for waste tailings disposal, site monitoring and water management The mine has implemented a waste management plan to reduce waste generated on site through recovery, re-use and recycling whilst promoting efficient utilisation of resources. The company adopts a 4-tier approach for its environmental waste management namely waste minimisation, recycling of waste, cleaner disposal and proactive mitigation measures. Waste rock is generated because of mining activities. The following design parameters are considered in the development of waste rock dumps: • Topography of the project area that will need to be complemented • Location of pit units and need to minimise haulage distance • Location of plant site and other related infrastructure • Volume of waste rock per individual pit unit • Final slopes should be 3H:1V with benches every 10m and 10m wide • Minimisation of catchments and surface runoff with use of water diversions • Inclusion of sediment ponds to remove sediment prior to discharge of waste rock runoff into the local river system • Compliance with any regulatory restrictions. In line with the above criteria, any vegetation in the selected location is cleared and topsoil adequately stripped and stockpiled prior to dumping. Most of the waste rock is put on the dumps at an angle of repose. The top surface is flat to gentle sloping. Due to the mining schedule most of the waste dumps at the end of mine life will be fresh rock and this fresh rock will comprise the final surface. Therefore, an adequate quantity of oxidised material (subsoil/ saprolite), which is generally obtained at the beginning of the mine life, is stockpiled for rehabilitation purposes. A layer of approximately 50cm of topsoil and subsoil/ saprolite will be applied to cover the fresh rock forming the surface of the dumps. Where such material is inadequate, alternative material will be obtained from local sources. The tailings are transported to the TSF via a distribution pipeline within an HDPE lined secondary containment. The entire basin of the TSF is plastic lined to prevent seepage of tailings material into the external environment. Tailings is deposited into the basin sub aerially via spigot pipelines behind earth walls that are constructed in strategic places to create initial capacity. Where the dam butts up against a rock dump, a 5m thick laterite layer has been placed to minimise ingress of water and consequent escape to the environment. AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 67 Underdrains have been installed near the toe walls and a distance in from the toe walls. This is to accelerate consolidation of the tailings and provide stability. Monitoring boreholes have been constructed around the TSF to monitor quality of ground water on the dam. Water is decanted off the surface using a barge system with 3 pumps to keep the pool size on the dam as small as possible. Groundwater contamination and tailings dam failure may be possible and potentially have major consequence. Plume delineation and modelling are on-going for possible intervention and remediation. Another aspect is geochemical risk assessment to detect contaminants at waste rock dumps, tailings storage facilities and spent ore heaps for mobilizing and becoming bioavailable. Scientific studies and risk assessments by third party consultants are employed for early detection. There is also on-going internal monitoring taking place to detect any potential and negative trends that may be developing and subsequently remediated AngloGold Ashanti Iduapriem has instituted an environmental monitoring programme in its operations at the mine sites and environments. The monitoring program provides early warning of any deficiency or unanticipated performance in its environmental safeguards. Monitoring is performed by following a risk- based schedule ranging from daily to monthly. The objectives for embarking on environmental monitoring are to: • Determine the short, medium and long-term impacts on the environment. • Undertake comparative analysis of monitoring data with predictions made in impact studies, and • Assess the performance of the current management plan. Data collected as part of the monitoring program is organised into a comprehensive database that is updated as mining and reclamation activities progress. Monitoring reports are submitted to the Ghana EPA on a monthly and annual basis depending on the criteria being monitored. Monitoring standards and guidelines are based on the Ghana EPA published data. Where a Ghana EPA guideline is not readily available, international guidelines of reputable institutions such as the World bank/IFC, World Health Organisation (WHO) and the United States Bureau of Mines are used. Action plans are based on an assessment of all the identified risks. These plans aim for better management and continual improvement using communication to heighten environmental awareness of all levels of employees. AngloGold Ashanti Iduapriem's monitoring program consists of the following: • Conditions of the open pit workings • Groundwater quality • Surface water quality • Pit water quality • Tailing storage facility seepage and stability • Process water quality • Re-vegetation sites inspection (for erosion, biodiversity and growth). Air monitoring factors include airborne dust particles, particulates and emissions, such as, sulphur dioxide. Sampling stations have been established on the mine for this purpose. Parameters for which the monitoring of groundwater, surface water, and process water are carried out on the site, consist of pH, free cyanide, total cyanide, arsenic, total suspended solids, conductivity, nutrients, and trace and heavy metals. Surface and ground water monitoring are undertaken monthly by the environmental department to ensure that no contaminations to these resources are being caused by the operations of the company. The communities near the operations use these water sources for their livelihood and Iduapriem ensures that any adverse results picked up by the monitoring activities are promptly remedied. Water quality and supply impacts are the most important mining related impacts at Iduapriem in terms of severity, duration and extent. The effects of these impacts include turbidity and siltation, chemical pollution, and supply shortages. The Company has documented environmental procedures for the management of domestic (potable) water supply, waste, and storm water as well as borehole/ground water. Responsibility for adherence to these procedures lies with the environmental and engineering managers and the entire workforce is expected to comply with the provisions. AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 68 Various initiatives have been implemented on the mine to minimise or conserve water use and pollution prevention. These include: • Establishment of adequate water balance with a computerised modelling for effective water management • Monthly tracking of water consumption usage points • Reuse of process water for mineral processing • A wastewater treatment plant which treats excess water from the tailings dam occurring as a result of rainfall, to meet the Ghana Standard for Environmental Protection requirements and discharge into the environment, using clarification processes, multimedia filtration systems and reverse osmosis (RO) technology The water monitoring program at Iduapriem will be undertaken throughout the mine’s life and will be part of the closure process in line with the legal requirement in Ghana and the mine's environmental management plan. The purpose of the monitoring programmes is to protect surface and ground water in areas surrounding our concession from contamination. The programme consists of monitoring the quality of surface and ground waters, developing and implementing measures and standards to prevent water pollution; and reporting, communicating and education. 17.3 Socio-economic impacts For the mine to obtain its social license to operate there is a need for continuous operational risk assessment to identify potential impact on the surrounding communities. Mitigation measures include stakeholder engagement processes in line with company's values and principles. This mitigation is undertaken by Iduapriem’s dedicated continuous community engagement managed by the on-site sustainability department. The mine will continue to manage our operational impact in the community and improve access to Socio Economic Development Programme to improve the living standards and employable skills among the youth. This will be done through robust need assessment and stakeholder engagement. The Teberebie community has about 460 households with an estimated population of 2,300. The community is situated at approximately 4km from the Tarkwa town centre and was resettled to the current site from its original site in 1991 to make way for the development of Teberebie mine. Majority of the buildings in Teberebie are constructed from sandcrete blocks with few wattle and duab structures. Strength of most structures within the Teberebie community are below the recommended strength of 25 MPa, hence the structures are of low integrity and are generally weak. The community is surrounded by mine infrastructure; waste dumps, power line, pits and crushing plant. However, the nearest infrastructure is the crushing plant which is about 400 metres to the community. The mine will continue to be accountable for its actions by mitigating adverse operational impacts on the community among them are: • Teberebie cemetery relocation which is about 90% complete at the cost of approximately $500,000 • About 300 cracked buildings have been repaired and at the cost of $792,000 17.4 Mine closure and reclamation Mine rehabilitation is an on-going program designed to restore the physical, chemical, and biological quality or potential of air, land and water regimes disturbed by mining to a state acceptable to the regulators and to post-mining land users. Progressive rehabilitation is currently undertaken at the mine, with some good background work and reclamation trials in progress at the site. Some old waste rock dumps have been rehabilitated and successfully revegetated and these provide a good basis for understanding what works and what work will be required for current areas. The activities associated with mine closure are designed to prevent or minimise adverse long-term environmental impacts, and to create a self-sustaining natural ecosystem or alternate land use based on an agreed set of objectives. The objective of mine closure is to obtain legal (government) and community

AngloGold Ashanti Iduapriem - 31 December 2021

agreement that the condition of the closed operation meets the requirements of those entities, whereupon the company's legal liability is terminated.

A preliminary closure plan was developed which is regularly updated and refined to reflect changes in mine development and operational planning, as well as the environmental and social conditions and circumstances. Records of the mine activities is also be maintained as part of the post-closure plan.

The preliminary framework addresses the following:

- The regulatory framework for mine closure, providing the legislative requirements to be considered with closure planning.
- The overall closure goal and associated objectives for the various mine sites; and
- The broad closure measures for relevant components of the mine sites.

This framework aims to identify and list all closure elements, with their associated rehabilitation and closure objectives in such a manner to facilitate systematic and progressive measurable closure throughout the life of the operation. By planning for closure at an early stage, the calculated rehabilitation and closure liability will be reduced throughout the life of mine. To ensure success of the implementation of the closure plan, the following key aspects have been identified as crucial:

- Engagement with Gold Fields Ghana Limited, Tarkwa Mine to realise potential cost savings associated with synergies in the closure plan and timelines for the Ajopa and Block7/8 pits.
- Engagement with the EPA and Minerals Commission to seek alignment and clarification on the next land use and completion criteria in other words review the RSA 2004 e.g. obtain the views of the EPA on the slope criteria for waste rock dumps, the creation of in-pit lakes, the definition of secondary forest;
- Engagement with stakeholders from the community to obtain alignment on the next land use and to establish sustainable land uses for and management of the reclaimed site facilities e.g., pit lakes, infrastructure to be transferred
- Water balance study to understand the rebound period for the various pits' lakes.
- Development of a closure plan for the GTSF to realize cost savings from progressive rehabilitation and strategic deposition of tails before closure
- Geochemical assessment of the rehabilitated waste rock dumps that are acid generating including kinetic modelling to determine the rate of depletion of acid-generating minerals and the required period of operation for the treatment system
- Identification of material of sufficient volume and its suitability to be used for low permeability soil cover
- Sampling and analysis of runoff from WRDs to confirm geochemistry to inform further closure planning
- Continuation of current monitoring program to collect more data and establish trends to assist in further closure planning

To help reduce the volume of work and save cost, it is critical that the mine undertakes progressive rehabilitation and undertake various operations with closure in mind. For example, dumping waste rock dumps close to the angles stipulated in the Reclamation Security Agreement (RSA) to reduce cost of reshaping at closure.

Mine closure costs are updated quarterly and annually with increases or decreases in disturbed areas noted and costed; the current cost for rehabilitation and closure of the mine according to the calculation model is an environmental liability of $49m.

17.5 Qualified Person's opinion on adequacy of current plans

It is the opinion of the QP that the current plans to address any issues related to environmental compliance, permitting and local individuals or groups are adequate.

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17.6 Commitments to ensure local procurement and hiring

Management of the human resources is key to Iduapriem ensuring high productivity and efficiencies of the workforce. Iduapriem conforms to the labour laws of the Republic of Ghana. This includes:

- Salary and remuneration scale of employees
- Collective Agreements
- Job classification and competencies
- Annual leave system
- Maximise employment of Ghanaian citizens
- Union representative
- Employees' Disciplinary Code and procedures.

Iduapriem seeks to employ highly skilled employees for its various disciplines. The mine implemented a community employment procedure which offers job opportunities for members of the catchment communities. The mine keeps open communication with all stakeholders including employees and their representatives. Priority on employment is to fill positions with Ghanaian nationals as far as possible. Sourcing of national skills involves looking at the nearby community within the permit area before considering other regions of the country in line with the community employment procedure and policy. Training programs both in-house and outside the mine are periodically organised by Iduapriem mine using experts and consultants to up skill and equip employees improved knowledge.

HR procedures include an employee's recognition process and an employee grievance mechanism. The mine has not experienced any industrial action over the past ten years due to collaboration between the Unions and the company. Employees are recognised through the annual performance management system and other collective incentives.

2021 figures show that of the 2,455 workforce, 1,350 (55%) are contractors, of whom 100% are nationals, and 1,105 (45%) are Iduapriem employees, of whom 100% are nationals. The project contributes to extended life-of-mine, employment of nationals and the growth of the Ghana economy.

In line with the Ghanaian Minerals and Mining Act,703, the mine has a policy of promoting local procurement which also covers contractors. Where possible, goods and services are procured locally.

18 Capital and operating costs

18.1 Capital and operating costs

The following economic parameters have been used in determining the Mineral Reserve:

- Mineral Reserve/planning gold price - $1,200/oz
- Mineral Resource gold price - $1,500/oz
- Average mining Cost (contractor and geology) - $2.17/t mined
- Processing and Plant Engineering Cost - $14.79/t treated
- General and Administration Cost - $6.29/t treated
- Metallurgical Recovery - 95.85%
- Plant Throughput - 5.2 Mtpa
- Mining Reconciliation Factor - 4%

The cost estimates were based on historical data and the five-year mining contract signed with AMAX in July 2021.

Beposo Tailings Storage Facility (BTSF) Project: -BTSF detailed engineering design is in progress and scheduled to be completed by March 2023. The project will develop a compartment within the proposed footprint is also in progress to reduce construction duration, therefore allowing for earlier commissioning of the new TSF while construction is in progress when the existing tailings facility reaches maximum permitted height.

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Mineral Resource conversion drilling is ongoing for exploration activities on the mine and scheduled to be completed by December 2021. Areas of drilling activities include Block 5, Block 3 and Ajopa.

Deferred Stripping: -This stripping is to mine waste and expand the pit to reach the ore. Currently the stripping activities are at Block 7&8 Cut 2. Operating cost and capex are based on best estimate of activity and prices.

18.2 Risk assessment

Mineral Resource and Mineral Reserve estimation is a multi-disciplinary team effort. The team consists of several persons, each eligible to be classified as a Qualified Person in terms of S-K 1300.

Power reliability and stability, slope/high wall stability (rockfall potential) and inrush/inundation (flooding of pits, TSFs and infrastructure) are considered potential risks. Mitigation plans are in place to manage these risks. The future lower mining cost is a risk going forward if not realised, however there is a realistic expectation it will be achieved through competitive bidding.

The fluctuating gold price is seen as the biggest risk; however, a cost control management program is in place and is a key mitigating measure. A fully functional risk assessment, management and reporting system is in place.

It is the opinion of the QP that the accuracy of the capital and operating cost estimates is within the acceptable level and is based on the historical budget/actual costs and the 2021 budget outlook.

19 Economic analyses

19.1 Key assumptions, parameters and methods

The economic analysis of the life of mine used a discount rate of 8.3 %. The cut-off grade is based on a gold price of $1,200/oz, while current spot gold prices are approximately 31% above this price at the time of this report.

- Gold price: $1,200
- Royalty: 5%
- Selling Price: $6.69/oz
- Met Recovery: 95.85%
- Open pit mining cost: $3.29/t mined
- Mine Closure: $0.23/t treated
- Processing: $15.24/t treated
- G and A: $6.75/t treated
- SIBC: $2.96/t treated

19.2 Results of economic analysis

Inferred Mineral Resource has been excluded from the demonstration of economic viability in support of disclosure of a Mineral Reserve. As described in Section 21.4, AngloGold Ashanti take into consideration the potential impact of the Inferred Mineral Resource in the planning process for the Mineral Reserve, but the cash flow analysis does not include the Inferred Mineral Resource in demonstrating the economic viability of the Mineral Reserve.

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The Mineral Reserve and economic analysis was run at $1,200/oz.

Item	Unit	Total LOM	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2036	2037
Production																
Gold	Oz ('000)	2,525.4	240.2	250.0	270.5	275.2	274.6	265.6	260.4	269.5	186.2	118.0	93.2	21.8		
Silver	Oz ('000)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0		
Copper	lb ('000)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0		
Revenue																
By product (+/-)	USD M	3.1	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.2	0.3	0.0		
Gross Revenue	**USD M**	**3,030.4**	**288.2**	**300.1**	**324.6**	**330.3**	**329.6**	**318.7**	**312.5**	**323.3**	**223.5**	**141.6**	**111.8**	**26.2**		
Royalties	USD M	152	14.4	15.0	16.2	16.5	16.5	15.9	15.6	16.2	11.2	7.1	5.6	1.3		
Operating Costs																
Mining Cost	USD M	614	78.1	58.2	71.6	89.2	52.3	64.4	94.1	69.0	20.0	8.7	8.7	0.0		
Processing Cost	USD M	857	83.5	84.6	82.9	83.0	83.0	83.0	83.0	83.0	71.2	63.5	56.5	0.0		
General & Admin	USD M	364	40.2	36.8	36.5	36.1	36.3	36.3	36.3	36.3	29.3	21.4	14.3	4.1		
Other Operating Costs	USD M	105	7.5	7.6	7.0	13.1	12.9	10.2	6.9	5.6	18.1	6.6	5.4	3.9		
Total Operating Cost	USD M	1,940	209.3	187.1	198.0	221.4	184.5	193.9	220.3	193.9	138.7	100.2	84.9	8.0		
Sustaining Capital	USD M	504	88.4	107.4	96.0	42.9	81.0	67.6	8.3	12.1	0.4	0.0	0.0	0.0		
Non-GAAP Metrics & Cash Flow																
Total AISC	USD M	**2,444**	**297.7**	**294.5**	**294.0**	**264.3**	**265.5**	**261.6**	**228.6**	**206.0**	**139.1**	**100.2**	**84.9**	**8.0**		
Total AISC	USD/oz[1]	**968**	1,239	1,178	1,087	960	967	985	878	765	747	849	912	366		
Other Capital (non Sust.)	USD M	186	57.5	27.3	40.6	17.0	2.1	21.9	0.0	20.0	0.0	0.0	0.0	0.0		
Total AIC	USD M	2,631	**355.2**	**321.8**	**334.6**	**281.3**	**267.6**	**283.4**	**228.6**	**226.1**	**139.1**	**100.2**	**84.9**	**8.0**		
Total AIC	USD/oz[1]	1,042	1,479	1,287	1,237	1,022	975	1,067	878	839	747	849	912	366		
Closure Costs	USD M	12	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	6.2	6.2
Tax	USD M	71	15.8	8.2	3.4	0.0	0.0	0.0	0.0	19.1	24.3	0.0	0.1	0.0		
Free Cash Flow	**USD M**	**165**	**-97.2**	**-44.9**	**-29.6**	**32.5**	**45.4**	**19.4**	**68.3**	**62.1**	**49.0**	**34.3**	**21.1**	**16.9**	**-6.2**	**-6.2**

[1] Ounces of Gold

Key metrics		
NPV_0	USD M	164.8
NPV_5	USD M	78.9
NPV_{10}	USD M	22.6
NPV_{15}	USD M	-14.8
Cash Flow Margin	%	15%
IRR (for Projects only)	%	-

19.3 Sensitivity analysis

Sensitivity to change in gold price, operating and capital costs was done to assess the impact on NPV. This is shown graphically.

Sensitivity Analysis



Sensitivities on Key value drivers (+/- 20%)
1,000.0
800.0
600.0
400.0
200.0
0.0
-200.0
-400.0
-600.0
NPV0 after-tax (USD M)
164.8
-20%
Base Case (0%)
+20%
Gold Price
Grade Processed
Operating Costs
Capital Costs

20 Adjacent properties

Iduapriem shares boundaries to the north with Goldfields Ghana Ltd (Tarkwa Mine). The mineralisation style is similar to that of Iduapriem. Information from Goldfields is used to estimate the boundary pillars

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that occur at Block 78 and Ajopa. This data follows similar stringent validation protocols before it is used in the estimation process.

21 Other relevant data and information

21.1 Inclusive Mineral Resource

Significant reductions due to model changes occurred at Bock 78 (815koz) and Block 3W (300koz). Re-interpretation of the dyke width and strike extent occurred in the deeper portions of Block 78 after the completion of new exploration drilling. Closer spaced grade control drilling at Block 3W resulted in a decrease in model grades. This resulted in lower volumes in the new optimised shell and subsequent ounce loss. Year on year reduction in ounces amounted to 12% after depletion is accounted for.

Inclusive gold Mineral Resource

Iduapriem		Tonnes	Grade	Contained gold	
as at 31 December 2021	Category	million	g/t	tonnes	Moz
Ajopa	Measured		-	-	-
	Indicated	7.19	1.45	10.42	0.34
	Measured & Indicated	7.19	1.45	10.42	0.34
	Inferred	4.16	1.40	5.82	0.19
Block 1	Measured	-	-	-	-
	Indicated	7.47	1.81	13.55	0.44
	Measured & Indicated	7.47	1.81	13.55	0.44
	Inferred	0.09	1.61	0.14	0.00
Block 3W	Measured	0.65	1.04	0.67	0.02
	Indicated	0.58	1.15	0.67	0.02
	Measured & Indicated	1.23	1.09	1.34	0.04
	Inferred	0.32	1.18	0.38	0.01
Block 5	Measured	-	-	-	-
	Indicated	7.06	1.32	9.29	0.30
	Measured & Indicated	7.06	1.32	9.29	0.30
	Inferred	0.38	1.31	0.50	0.02
Blocks 7 and 8 Other	Measured	-	-	-	-
	Indicated	21.43	1.54	33.03	1.06
	Measured & Indicated	21.43	1.54	33.03	1.06
	Inferred	17.87	1.59	28.47	0.92
Blocks 7 and 8 Cut 2A	Measured	-	-	-	-
	Indicated	5.51	1.73	9.52	0.31
	Measured & Indicated	5.51	1.73	9.52	0.31
	Inferred	-	-	-	-
Blocks 7 and 8 Cut 2B	Measured	-	-	-	-
	Indicated	4.80	1.67	7.99	0.26
	Measured & Indicated	4.80	1.67	7.99	0.26
	Inferred	0.01	1.88	0.02	0.00
Blocks 7 and 8 Cut 2C	Measured	-	-	-	-
	Indicated	4.93	1.71	8.45	0.27
	Measured & Indicated	4.93	1.71	8.45	0.27
	Inferred	1.19	1.72	2.06	0.07
Blocks 7 and 8 Cut 5A	Measured	-	-	-	-
	Indicated	5.46	1.63	8.93	0.29
	Measured & Indicated	5.46	1.63	8.93	0.29
	Inferred	-	-	-	-
Blocks 7 and 8 Cut 5B	Measured	-	-	-	-
	Indicated	7.94	1.62	12.87	0.41
	Measured & Indicated	7.94	1.62	12.87	0.41
	Inferred	0.55	1.75	0.96	0.03
Blocks 7 and 8 Cut 6	Measured	-	-	-	-
	Indicated	9.81	1.53	14.99	0.48

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	Measured & Indicated	9.81	1.53	14.99	0.48
	Inferred	0.01	1.10	0.02	0.00
Iduapriem Stockpile (full grade ore)	Measured	1.56	0.69	1.07	0.03
	Indicated	-	-	-	-
	Measured & Indicated	1.56	0.69	1.07	0.03
	Inferred	-	-	-	-
Iduapriem Stockpile (other)	Measured	-	-	-	-
	Indicated	10.80	0.57	6.16	0.20
	Measured & Indicated	10.80	0.57	6.16	0.20
	Inferred	2.76	0.68	1.88	0.06
Iduapriem Stockpile (marginal ore)	Measured	1.47	0.56	0.83	0.03
	Indicated	6.23	0.67	4.17	0.13
	Measured & Indicated	7.70	0.65	5.00	0.16
	Inferred	-	-	-	-
Total	Measured	3.67	0.70	2.56	0.08
	Indicated	99.21	1.41	140.04	4.50
	Measured & Indicated	102.88	1.39	142.61	4.58
	Inferred	27.34	1.47	40.24	1.29

21.2 Inclusive Mineral Resource by-products

Iduapriem does not have any by-products that it estimates or quotes.

21.3 Mineral Reserve by-products

Iduapriem does not have any by-products that it estimates or quotes.

21.4 Inferred Mineral Resource in annual Mineral Reserve design

AngloGold Ashanti's planning process allows the use of Inferred Mineral Resource in Mineral Reserve determination and reporting as well as in our business planning. These two are closely aligned with the Mineral Reserve being a subset of the business planning process. It is important to note that in all AngloGold Ashanti's processes, despite the use of Inferred Mineral Resource, we never convert the Inferred Mineral Resource to a Mineral Reserve.

AngloGold Ashanti completes an Inferred Mineral Resource risk test on all plans. This involves setting the Inferred Mineral Resource grade to zero within the Mineral Reserve design (thereby considering a worst-case scenario whereby the Inferred Mineral Resource totally fails to deliver, and it is completely made up of waste). The Mineral Reserve design is evaluated with the Inferred Mineral Resource at zero grade, and if the design using Measured and Indicated Mineral Resource remains financially positive, it has been proven that the Mineral Reserve is robust enough to make a positive financial return and therefore satisfies the requirements of a Mineral Reserve.

The Inferred Mineral Resource included in the 2022 business plan consists of extensions of all geological domains, in support of extending the 2022 Mineral Reserve LOM plan. With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan during the optimisation process. This accounts for 5% of the 11-year Mineral Reserve plan. No Inferred Mineral Resource is considered in Mineral Reserve reporting. The Inferred Mineral Resource pockets were included as part of the practical pit design process and the effort is being made to convert those pockets to Indicated Mineral Resource prior to actual mining of those areas.

Inferred Mineral Resource in annual Mineral Reserve pit design

Iduapriem	Tonnes	Grade	Contained gold	
as at 31 December 2021	million	g/t	tonnes	Moz
Ajopa	0.37	2.27	0.84	0.03
Block 5	0.17	1.26	0.21	0.01
Block 7 and 8 Cut 2C	1.19	1.63	1.93	0.06
Block 7 and 8 Cut 5B	0.53	1.65	0.88	0.03
Block 7 and 8 Cut 6	0.01	1.04	0.01	0.00
Total	2.27	1.71	3.87	0.12

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21.5 Additional relevant information

The table below shows the tracking of Inferred Resource conversion from 2019. This is reflective of the planned exploration programs targeting the Mineral Reserve conversion strategy.

Inferred Mineral Resource conversion tables

	Conversion of Inferred to Indicated Mineral Resource								
	2019			2020			2021		
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(t)	(g/t)	(g)	(t)	(g/t)	(g)	(t)	(g/t)	(g)
Starting Inferred Mineral Resource	31,624,757	1.48	46,852,138	14,268,202	1.82	25,979,892	9,876,802	1.92	19,003,440
Resulting Indicated Mineral Resource (year+1	17,356,555	1.20	20,872,246	4,391,400	1.59	6,976,452	582,650	1.41	822,488
Conversion between years (%)	54.88%	81.17%	44.55%	30.78%	87.25%	26.85%	5.90%	73.37%	4.33%
Cummulative Conversion (%)	54.88%	81.17%	44.55%	47.39%	84.52%	38.24%	88.19%	90.59%	82.99%

	Conversion of Mined Inferred Mineral Resource								
	2019			**2020**			**2021**		
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(t)	(g/t)	(g)	(t)	(g/t)	(g)	(t)	(g/t)	(g)
Inferred Mineral Resource	30,990,263	1.45	44,880,356	38,145,580	1.38	52,705,812	27,344,154	1.47	40,239,197
Grade Control Model	5,748,129	1.79	10,312,869	5,494,140	1.85	10,163,257	3,724,907	1.37	5,101,467
Conversion between years (%)	19%	124%	23%	14%	134%	19%	14%	93%	13%

There is a need for a new Tailings facility because the life of mine extends to 2031. However, the current TSF will reach its full capacity end of 2023. Therefore, the detailed design work is being conducted by Jones and Wagner consultants and construction has started. A nearby community close to the operation are being resettled to a new location within Tarkwa enclave.

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Proposed New TSF layout plan


N
LAYOUT
1 : 7500
SECTION A
1 : 100
FOR APPROVAL
Jones & Wagener

21.6 Certificate of Qualified Person(s)

Charles Kusi-Manu certificate of competency

As the author of the report entitled Iduapriem: Technical Report Summary, I hereby state:

- My name is Charles Kusi-Manu. I am the Competent Person for the Mineral Resource.
- My job title is: Senior Manager, Geology
- I am a member of the MAusIMM (Member of the Australasian Institute of Mining and Metallurgy) with registration number 205 238 and I have a Diploma in Geological Engineering, MSc. in Finance, Master's in business administration (MBA) and a Postgraduate Certificate in Geostatistics.
- I have 31 years relevant experience.
- I am a Qualified Person as defined in Regulation S-K 1300.
- I am not aware of any material fact or material change with respect to the subject matter of the
- report that is not reflected in the report, the omission of which would make the report misleading.
- I declare that this report appropriately reflects my view.
- I am not independent of AngloGold Ashanti Ltd.
- I have read and understand Regulation S-K 1300 Rule for Modernisation of Property Disclosures for Mining Registrants. I am clearly satisfied that I can face my peers and demonstrate competence for the deposit.
- I am an employee of the issuer, AngloGold Ashanti for the 2021 Final Mineral Resource.
- At the effective date of the report, to the best of my knowledge, information and belief, the report contains all scientific and technical information that is required to be disclosed to make the report not misleading.

Mashudu Justice Davhana certificate of competency

As the author of the report entitled Iduapriem: Technical Report Summary, I hereby state:

- My name is Mashudu Justice Davhana. I am the Competent Person for the Mineral Reserve.
- My Job title is: Senior Principal: Open Pit Mine Planning

30 March 2022 76

AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 77 • I am a member of ECSA (Engineering Council of South Africa) with registration number 20090050 and have a BSc Hons (Mining • Engineering) • I have 21 Years of relevant experience. • I am a Qualified Person as defined in Regulation re resource. • I am not aware of any material fact or material change with respect to the subject matter of the • report that is not reflected in the report, the omission of which would make the report misleading. • I declare that this Report appropriately reflects my view. • I am not independent of AngloGold Ashanti Ltd. • I have read and understood Regulation S-K 1300 Rule for Modernisation of Property Disclosures for Mining Registrants. I am clearly satisfied that I can face my peers and demonstrate competence for the deposit. • I am an employee of the issuer, AngloGold Ashanti Ltd, for the 2021 Mineral Reserve. • At the effective date of the Report, to the best of my knowledge, information and belief, the report contains all scientific and technical information that is required to be disclosed to make the report not misleading. The term Competent Person is deemed to cover the meaning and intent of Qualified Person for any reporting that is required. 22 Interpretation and conclusions Iduapriem comprises the following mining leases: • Iduapriem Concession LVB1539/89 covering 36.47 km2, renewed during 2020 to 2035. • Ajopa Concession LVB/WR326/09 covering 46.12km2, renewed during 2020 to 2035. • Teberebie Concession LVB3722H/92 covering 28.98km2, renewed during 2020 to 2035 • Ajopa South West Concession covering 28.10 km2, renewed during 2020 to 2035 All Iduapriem’ s leases have been ratified by Parliament. The declared Mineral Resource and Mineral Reserve are contained within the above-mentioned mining leases and Iduapriem has all the surface rights required for mining. All the deposits used in the Mineral Resource and Mineral Reserve estimation are within the mine's mining leases area and the mine has permits for their exploitation. At the time of compiling this report, there were no known risks that could result in the loss of ownership, in part or in whole, of the deposits that were used in estimating the Mineral Resource and Mineral Reserve as of 31st December 2021. 23 Recommendations The QP does not foresee any additional information or explanation necessary to make this technical Report understandable, transparent and not misleading. The exploration strategy to convert all Inferred Mineral Resource located in the planned mine design pits to Indicated Mineral Resource should continue into the future. Key strategic initiatives that form part of the operational excellence framework will be implemented. This will help to reduce costs and unlock potential new Mineral Reserve. 24 References 24.1 References The QP made reference to the previous reports including the Iduapriem Mineral Resource report for 2018, 2019, and 2020 as well as the internal and external reports. It includes external audited in 2012 by QG consultants, in 2014 by Coffey Mining and 2018 by Pivot Mining. 1. Iduapriem Operations Mineral Resource and Mineral Reserve Review (January 2014) by Coffey Mining, 2. Iduapriem Operations Mineral Resource and Mineral Reserve Review Pivot Mining Consultants (2018), AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 78 3. Iduapriem Site Visit Report (Feb 2015) by T. Gell and A. Mason, Mineral Resource Review, Quantitative Group Consultants , 2012, 4. Mineral Resource report, Blocks 7 and 8, October 2018, 5. Mineral Resource LCP Review, 2017, 6. Mineral Resource LCP Review, 2018, 7. Mineral Resource LCP Review, 2019 , 8. Mineral Resource LCP Review, 2020, 9. JORC_code_2012 10. SAMREC 2016 11. Mineral Resource and Mineral Reserve Guidelines 2021 Final_v2a 12. Iduapriem Operations Mineral Resource and Mineral Reserve Review 2018 (Pivot Mining Consultants), 13. The AngloGold Ashanti Closure Planning Standard1, Iduapriem closure plan 14. Iduapriem Monthly Labour Summary, July 2021 15. Iduapriem HSE Policy 16. Environmental Protection Agency Act, 1994 (Act 490); 17. Environmental Assessment Regulations, 1999 (L.I. 1652); 18. Mining and Minerals Act, 2006 (Act 703); 19. Water Resources Commission Act, 1996 (Act 522); 20. Hazardous and Electronic Waste Control and Management Act, 2016 (Act 917) 21. Water Use Regulations, 2001 (L.I. 1692); 22. Minerals and Mining (Licensing) Regulations, 2012 (L.I. 2176) 23. Minerals and Mining Regulations, 2012 (L.I. 2182); 24. Minerals and Mining (Explosives) Regulations, 2012 (L.I. 2177); 25. Minerals and Mining (Compensation and Resettlement) Regulations, 2012 (L.I. 2175); 26. Minerals and Mining (Support Services) Regulations, 2012 (L.I. 2174); 27. Drilling Licence and Groundwater Development Regulations, 2006 (L.I. 1827); 28. Hazardous, Electronic and Other Waste (Classification) Control and Management Regulations, 2016 (LI2250) 29. EPAs Sector Specific Effluent Quality Guidelines for Discharges into Natural Water Bodies; 30. Environmental Assessment Regulation,1999 31. GHANA STANDARD_GS 1236_2019_Environment and Health Protection - Requirement for Ambient Air Quality and Point Source Stack Emission 32. GHANA STANDARD_GS 1222_2018_Health Protection - Requirements for Ambient Noise Control 24.2 Mining terms All injury frequency rate: The total number of injuries and fatalities that occurs per million hours worked. By-products: Any potentially economic or saleable products that emanate from the core process of producing gold or copper, including silver, molybdenum and sulphuric acid. Carbon-in-leach (CIL): Gold is leached from a slurry of ore where cyanide and carbon granules are added to the same agitated tanks. The gold loaded carbon granules are separated from the slurry and treated in an elution circuit to remove the gold. Carbon-in-pulp (CIP): Gold is leached conventionally from a slurry of ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where activated carbon granules are mixed with the slurry and gold is adsorbed on to the activated carbon. The gold-loaded carbon is separated from the slurry and treated in an elution circuit to remove the gold. Comminution: Comminution is the crushing and grinding of ore to make gold available for physical or chemical separation (see also “Milling”). Contained gold or Contained copper: The total gold or copper content (tonnes multiplied by grade) of the material being described. AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 79 Cut-off grade: Cut-off grade is the grade (i.e., the concentration of metal or mineral in rock) that determines the destination of the material during mining. For purposes of establishing “prospects of economic extraction,” the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off grade include net smelter return, pay limit, and break-even stripping ratio. Depletion: The decrease in the quantity of ore in a deposit or property resulting from extraction or production. Development: The process of accessing an orebody through shafts and/or tunneling in underground mining operations. Development stage property: A development stage property is a property that has Mineral Reserve disclosed, but no material extraction. Diorite: An igneous rock formed by the solidification of molten material (magma). Doré: Impure alloy of gold and silver produced at a mine to be refined to a higher purity. Economically viable: Economically viable, when used in the context of Mineral Reserve determination, means that the Qualified Person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the Mineral Reserve is economically viable under reasonable investment and market assumptions. Electrowinning: A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars. Elution: Recovery of the gold from the activated carbon into solution before zinc precipitation or electrowinning. Exploration results: Exploration results are data and information generated by mineral exploration programs (i.e., programs consisting of sampling, drilling, trenching, analytical testing, assaying, and other similar activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit) that are not part of a disclosure of Mineral Resource or Reserve. A registrant must not use exploration results alone to derive estimates of tonnage, grade, and production rates, or in an assessment of economic viability. Exploration stage property: An exploration stage property is a property that has no Mineral Reserve disclosed. Exploration target: An exploration target is a statement or estimate of the exploration potential of a mineral deposit in a defined geological setting where the statement or estimate, quoted as a range of tonnage and a range of grade (or quality), relates to mineralisation for which there has been insufficient exploration to estimate a Mineral Resource. Feasibility Study (FS): A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable modifying factors, as defined by this section, together with any other relevant operational factors, and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is economically viable. The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. A Feasibility Study is more comprehensive, and with a higher degree of accuracy, than a Prefeasibility Study. It must contain mining, infrastructure, and process designs completed with sufficient rigor to serve as the basis for an investment decision or to support project financing. Flotation: Concentration of gold and gold-hosting minerals into a small mass by various techniques (e.g. collectors, frothers, agitation, air-flow) that collectively enhance the buoyancy of the target minerals, relative to unwanted gangue, for recovery into an over-flowing froth phase. Gold Produced: Refined gold in a saleable form derived from the mining process. Grade: The quantity of ore contained within a unit weight of mineralised material generally expressed in grams per metric tonne (g/t) or ounce per short ton for gold bearing material or Percentage copper (%Cu) for copper bearing material. Greenschist: A schistose metamorphic rock whose green colour is due to the presence of chlorite, epidote or actinolite. Indicated Mineral Resource: An Indicated Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an Indicated Mineral Resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an Indicated Mineral Resource has a lower level of confidence than the level of confidence of a Measured Mineral Resource, an Indicated Mineral Resource may only be converted to a Probable Mineral Reserve. AngloGold Ashanti Iduapriem - 31 December 2021 _____________________________________________________________________________________ 30 March 2022 80 Inferred Mineral Resource: An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Mineral Resource has the lowest level of geological confidence of all Mineral Resource, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability. With caution AngloGold Ashanti uses Inferred Mineral Resource in its Mineral Reserve estimation process and the Inferred Mineral Resource is included in the pit shell or underground extraction shape determination. As such the Inferred Mineral Resource may influence the extraction shape. The quoted Mineral Reserve from these volumes includes only the converted Measured and Indicated Mineral Resource and no Inferred Mineral Resource is converted to Mineral Reserve. The cash flow analysis does not include the Inferred Mineral Resource in demonstrating the economic viability of the Mineral Reserve. Initial assessment (also known as concept study, scoping study and conceptual study): An initial assessment is a preliminary technical and economic study of the economic potential of all or parts of mineralisation to support the disclosure of Mineral Resource. The initial assessment must be prepared by a qualified person and must include appropriate assessments of reasonably assumed technical and economic factors, together with any other relevant operational factors, that are necessary to demonstrate at the time of reporting that there are reasonable prospects for economic extraction. An initial assessment is required for disclosure of Mineral Resource but cannot be used as the basis for disclosure of Mineral Reserve. Leaching: Dissolution of gold from crushed or milled material, including reclaimed slime, prior to adsorption on to activated carbon or direct zinc precipitation. Life of mine (LOM): Number of years for which an operation is planning to mine and treat ore, and is taken from the current mine plan. Measured Mineral Resource: A Measured Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a Measured Mineral Resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a Measured Mineral Resource has a higher level of confidence than the level of confidence of either an Indicated Mineral Resource or an Inferred Mineral Resource, a Measured Mineral Resource may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve. Metallurgical plant: A processing plant constructed to treat ore and extract gold or copper in the case of Quebradona (and, in some cases, often valuable by-products). Metallurgical recovery factor (MetRF): A measure of the efficiency in extracting gold from the ore. Milling: A process of reducing broken ore to a size at which concentrating or leaching can be undertaken (see also “Comminution”). Mine call factor (MCF): The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling. Mineral deposit: A mineral deposit is a concentration (or occurrence) of material of possible economic interest in or on the earth’s crust. Mining recovery factor (MRF): This factor reflects a mining efficiency factor relating the recovery of material during the mining process and is the variance between the tonnes called for in the mining design and what the plant receives. It is expressed in both a grade and tonnage number. Mineral Reserve: A Mineral Reserve is an estimate of tonnage and grade or quality of Indicated and Measured Mineral Resource that, in the opinion of the Qualified Person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a Measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. Mineral Resource: A Mineral Resource is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A Mineral Resource is a reasonable estimate of mineralisation, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralisation drilled or sampled. Modifying Factors: Modifying factors are the factors that a Qualified Person must apply to Indicated and Measured Mineral Resource and then evaluate in order to establish the economic viability of Mineral Reserve. A Qualified Person must apply and evaluate modifying factors to convert Measured and Indicated Mineral Resource to Proven and Probable Mineral Reserve. These factors include, but are not restricted to: Mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project. Ounce (oz) (troy): Used in imperial statistics. A kilogram is equal to 32.1507 ounces. A troy ounce is equal to 31.1035 grams.

AngloGold Ashanti Iduapriem - 31 December 2021

Pay limit: The grade of a unit of ore at which the revenue from the recovered mineral content of the ore is equal to the sum of total cash costs, closure costs, Mineral Reserve development and stay-in-business capital. This grade is expressed as an in-situ value in grams per tonne or ounces per short ton (before dilution and mineral losses).

Precipitate: The solid product formed when a change in solution chemical conditions results in conversion of some pre-dissolved ions into solid state.

Preliminary Feasibility Study (Prefeasibility Study or PFS): is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a qualified person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product.

Probable Mineral Reserve: A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some cases, a Measured Mineral Resource.

Production stage property: A production stage property is a property with material extraction of Mineral Reserve.

Productivity: An expression of labour productivity based on the ratio of ounces of gold produced per month to the total number of employees in mining operations.

Project capital expenditure: Capital expenditure to either bring a new operation into production; to materially increase production capacity; or to materially extend the productive life of an asset.

Proven Mineral Reserve: A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource and can only result from conversion of a Measured Mineral Resource.

Qualified Person: A Qualified Person is an individual who is (1) A mineral industry professional with at least five years of relevant experience in the type of mineralisation and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and (2) An eligible member or licensee in good standing of a recognised professional organisation at the time the technical report is prepared. Section 229.1300 of Regulation S-K 1300 details further recognised professional organisations and also relevant experience.

Quartz: A hard mineral consisting of silica dioxide found widely in all rocks.

Recovered grade: The recovered mineral content per unit of ore treated.

Reef: A gold-bearing horizon, sometimes a conglomerate band, that may contain economic levels of gold. Reef can also be any significant or thick gold bearing quartz vein.

Refining: The final purification process of a metal or mineral.

Regulation S-K 1300: On 31 October 2018, the United States Securities and Exchange Commission adopted the amendment Subpart 1300 (17 CFR 229.1300) of Regulation S-K along with the amendments to related rules and guidance in order to modernise the property disclosure requirements for mining registrants under the Securities Act and the Securities Exchange Act. Registrants engaged in mining operations must comply with the final rule amendments (Regulation S-K 1300) for the first fiscal year beginning on or after 1 January 2021. Accordingly, the Company is providing disclosure in compliance with Regulation S-K 1300 for its fiscal year ending 31 December 2021 and will continue to do so going forward.

Rehabilitation: The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws, including but not limited to the South African Department of Mineral Resources, the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.

Resource modification factor (RMF): This factor is applied when there is an historic reconciliation discrepancy in the Mineral Resource model. For example, between the Mineral Resource model tonnage and the grade control model tonnage.
It is expressed in both a grade and tonnage number.

Scats: Within the metallurgical plants, scats is a term used to describe ejected ore or other uncrushable / grinding media arising from the milling process. This, typically oversize material (ore), is ejected from the mill and stockpiled or re-crushed via a scats retreatment circuit. Retreatment of scats is aimed at fracturing the material such that it can be returned to the mills and processed as with the other ores to recover the gold locked up within this oversize material.

Seismic event: A sudden inelastic deformation within a given volume of rock that radiates detectable seismic energy.

Shaft: A vertical or subvertical excavation used for accessing an underground mine; for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.

Smelting: A pyro-metallurgical operation in which gold precipitate from electro-winning or zinc precipitation is further separated from impurities.

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Stoping: The process of excavating ore underground.

Stripping ratio: The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.

Tailings: Finely ground rock of low residual value from which valuable minerals have been extracted.

Tonnage: Quantity of material measured in tonnes.

Tonne: Used in metric statistics. Equal to 1,000 kilograms.

Waste: Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded.

Yield: The amount of valuable mineral or metal recovered from each unit mass of ore expressed as ounces per short ton or grams per metric tonne.

Zinc precipitation: Zinc precipitation is the chemical reaction using zinc dust that converts gold in solution to a solid form for smelting into unrefined gold bars.

25 Reliance on information provided by the Registrant

Reliance on the information provided by the registrant includes guidance from the annual update to the Guidelines for Reporting. This guideline is set out to ensure the reporting of Exploration Results, Mineral Resource and Ore Reserve is consistently undertaken in a manner in accordance with AngloGold Ashanti's business expectations and also in compliance with internationally accepted codes of practice adopted by AngloGold Ashanti.

Included in this guideline is the price assumptions supplied by the Registrant which includes long-range commodity price and exchange rate forecasts. These are reviewed annually and are prepared in-house using a range of techniques including historic price averages. AngloGold Ashanti selects a conservative Mineral Reserve price relative to its peers. This is done to fit into the strategy to include a margin in the mine planning process. The resultant plan is then valued at a higher business planning price.

Gold price

The following local prices of gold were used as a basis for estimation in the December 2021 declaration, unless otherwise stated:

		Local prices of gold			
	Gold price	Australia	Brazil	Argentina	Colombia
	$/oz	AUD/oz	BRL/oz	ARS/oz	COP/oz
2021 Mineral Reserve(3)	1,200	1,633	6,182	134,452	3,849,000
2020 Mineral Reserve(2)	1,200	1,604	5,510	119,631	4,096,877
2021 Mineral Resource(1)	1,500	2,072	7,940	173,065	5,336,250

(1) Reported for the first time under Regulation S-K 1300. (2) Reported under Industry Guide 7.
(3) Reported under Regulation S-K 1300.

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